Exhibit 1

TALISMAN

ENERGY

CREATING VALUE IN THE UPSTREAM OIL & GAS BUSINESS

2004 ANNUAL REPORT SUMMARY

Deep Gas – A North American success story

Drilling for deep gas in the BC Foothills

Major new field development under way in the North Sea

Continued production growth in Southeast Asia

Exploring some of the world's most prolific hydrocarbon basins

The Leading Deep Gas Explorer in Canada

A Proven International Track Record

About Talisman

Talisman was established as an independent company in 1992 and is an upstream oil and gas producer with global operations. Talisman’s headquarters are in Calgary, Alberta, Canada.

The Company’s objective is value creation for its shareholders with a target of 5-10% annual production per share growth.

Talisman’s 2004 production was concentrated in North America (47%), the North Sea (32%) and Southeast Asia (18%). Approximately 52% of Talisman’s production was crude oil and liquids and 48% was natural gas.

The Company is focusing on larger, deep gas opportunities in North America and large international projects, which it believes will generate higher organic growth rates on average than its peer group.

Talisman is listed on both the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 index. At year end, the Company had an enterprise value (share value and debt) of approximately $15 billion, with 375 million shares outstanding.

Talisman is committed to conducting its activities in a socially, environmentally and economically responsible manner. Talisman’s stakeholders are encouraged to read the Company’s 2004 Corporate Responsibility Report.

A Premium Investment

An Effective Strategy

Through successful implementation of its strategy, Talisman has become the leading deep gas explorer in Western Canada and a diversified international producer.

Financial Strength

Talisman generated $2.9 billion in cash flow in 2004, with year end debt of $2.5 billion.

Consistent Value Creation

Talisman has grown cash flow per share from $1.06 in 1993 to $7.65 in 2004. Talisman’s share price has increased at an annual rate of 17% in the Company’s first 13 years of business.

Continuing Growth

Since 1993, Talisman has grown production per share at a compound annual rate of 8%. The Company achieved 11% production per share growth in 2004 and expects to meet or exceed its 5-10% production per share growth targets in 2005, 2006 and 2007.

An Experienced Management Team

Talisman’s executive team has extensive experience in the industry and has been responsible for the successful development and execution of the Company’s strategy.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Report Summary. Talisman Energy Inc. has a number of subsidiaries which conduct business in various parts of the world. For ease of reference, the terms “Talisman” and “Company” are used in this Annual Report Summary to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise. References to production, reserves, acreage and drilling are gross numbers unless otherwise indicated.

Talisman Energy — Creating Value for Our Shareholders

•                  Record cash flow of $2.9 billion

•                  11% production per share growth

•                  179% proved reserve replacement

•                  Record high share price

•                  Strong balance sheet

•                  5-10% production per share growth target

Cash Flow Per Share(1)

(dollars)

(1)          Non-GAAP measure, See inside back cover.

(millions of Canadian dollars unless otherwise stated)	2004	2003	2002	2001	2000
		(restated)	(restated)	(restated)	(restated)
Gross sales	6,874	5,610	5,351	5,039	5,213
Cash flow(1)	2,931	2,729	2,645	2,494	2,413
Net income	663	1,012	544	751	887
Earnings from operations(1)	773	673	434	560	763
Shares outstanding (millions) at December 31	375	384	393	401	406
Per common share
Cash flow(1)	7.65	7.07	6.58	6.16	5.84
Net income	1.77	2.56	1.29	1.80	2.09
Earnings from operations(1)	2.02	1.74	1.08	1.38	1.85
Annual dividend	0.30	0.23	0.20	0.20	—
Production (boe)	0.42	0.38	0.40	0.38	0.36
Reserves (boe)	4.0	3.5	3.8	3.7	2.9
Total assets	12,408	11,780	12,017	11,228	9,028
Long-term debt	2,457	2,203	2,997	2,794	1,703
Oil production (mbbls/d)	228	217	273	251	244
Gas production (mmcf/d)	1,259	1,090	1,036	1,010	988
Total production (mboe/d)(2),(4)	438	398	445	419	409
Total net production (mboe/d)(3),(4)	365	334	366	337	335

Exploration & development spending	2,538	2,180	1,848	1,882	1,179
Year end proved reserves (mmboe)	1,488	1,362	1,485	1,487	1,177
Net oil and gas wells drilled (number)	405	410	310	394	415

Realized oil & gas price ($/boe)(5),(6)	42.75	38.51	32.89	32.90	34.74
WTI oil price (US$/bbl)	41.40	30.99	26.15	25.92	30.35
NYMEX gas price (US$/mmbtu)	6.09	5.44	3.25	4.38	3.89
Number of permanent employees at December 31	1,870	1,758	1,565	1,358	1,263

(1)          Non-GAAP measure. See advisories on inside back cover.

(2)          Production numbers are before royalties, unless otherwise indicated.

(3)          Net production (after royalties).

(4)          Six mcf of natural gas equals one boe.

(5)          Before hedging.

(6)          Excludes synthetic oil.

Additional information can be found on pages 20 and 21.

A Very Strong Year in 2004

Operationally and financially, Talisman had a very strong year in 2004 and expects this momentum to continue in 2005.

•                  Cash flow was a record $2.9 billion on gross sales of $6.9 billion. Higher oil prices and increased volumes were the major factors. Net income was down largely due to non-recurring gains in 2003 (Sudan asset sale, tax rate changes). Earnings from operations removes onetime and non-operational factors. On this basis, earnings increased 15% to $773 million. The Company expects $3.6-$3.8 billion of cash flow in 2005 (see assumptions).(1)

•                  Talisman subdivided its shares on a three for one basis in May 2004. All of the historical per share numbers have been restated for comparability. Talisman also repurchased approximately nine million shares in 2004, bringing the total to 52.5 million over five years. Talisman increased its dividend by 12.5% to $0.30/share in 2004.

•                  Production per share (boe of annual production/average number of shares outstanding) also reached a record high, up 11% over 2003. Since 1993, Talisman has grown its production per share at an annual compound rate of 8%.

•                  The Company’s long-term debt at year end was $2.5 billion and the debt to cash flow ratio was 0.8.

•                  Total production averaged 438,000 boe/d in 2004, with the majority of the increase coming from Southeast Asia. Talisman expects production in 2005 to be in the range of 445,000-475,000 boe/d.(1)

•                  Talisman spent a record $2.5 billion on exploration and development in 2004 and expects to spend $3.1 billion in 2005. Proved reserves at year end increased 9% to 1.5 billion boe. These reserves are predominantly high quality light oil and natural gas.

•                  The Company participated in 405 net oil and gas wells in 2004 with a 90% success rate.

•                  WTI oil prices averaged US$41.40/bbl in 2004, an increase of US$10.41 over the previous year. Talisman’s realized price averaged $42.75/boe.

(1)          Assumes US$40/bbl WTI oil price, US$6.25/mmbtu NYMEX gas price and US$/C$ exchange rate of $0.80. Excludes volumes from the recent acquisition in Norway. Please see the advisories on page 24 and the inside back cover.

Drilling in the Northeastern United States.

Historical Share Price Growth

Talisman’s share price continued to reach new highs closing 2004 at $32.35 and reaching $44.05 in February 2005. Over the
1992-2004 period, Talisman shares have increased by an average of 17% compounded annually compared to 8% for the S&P/TSX Composite Index and 10% for the Dow Jones Industrial Average.

Contents

1	Inside Cover/Fold
• A premium investment
• Five year summary
1	A Discussion with Talisman’s President & CEO
• Record cash flow and continuing growth
4	A Well Executed and Consistent Strategy
• Talisman delivered on 2004 promises
• Talisman’s key 2005 targets
5	What Differentiates Talisman?
• The leading Canadian deep gas explorer
• An 11 year international track record
6	The Business Environment
• World demand for energy continues to increase
7	Financial and Operating Performance
• Record production per share
9	Operating Areas
• Talisman’s North American strategy is to explore
• The North Sea provides significant opportunities to create value
• Talisman more than doubled production in Southeast Asia
• Talisman is active in a number of high risk, high reward exploration plays
13	An Experienced Management Team
14	Corporate Governance
16	Corporate Responsibility
17	Financial Information
22	Corporate Information
23	Market Information
24	Advisories, Abbreviations and Definitions

A New Format

This Annual Report Summary provides an overview of the Company’s operating and financial results, core areas and investor information. The 2004 Annual Report Financial Review contains the Management’s Discussion & Analysis, Audited Consolidated Financial Statements and Notes and Supplementary Information and can be obtained from the Company or viewed online at www.talisman-energy.com.

A Discussion With Dr. Jim Buckee,

President & Chief Executive Officer

When you look back at 2004, what stands out? Were there any surprises or disappointments?

The highlights include our sixth consecutive year of record cash flow per share (up 8%) and an increase in production per share of 11% over 2003. The Company replaced 179% of production last year adding 286 mmboe of proved reserves. We also increased dividends and bought back nearly nine million Talisman shares.

In North America, we have a revitalized program with a target to grow natural gas production by 3-5% in 2005, primarily through exploration and development. By comparison, industry-wide natural gas production has declined. I believe that growth is achievable with our expertise and positioning in the deeper, high potential parts of the basin. Examples of our success include our deep
b-60-E well at Monkman, which recently commenced production at 66 mmcf/d (sales gas) and the Northeastern US, where five deep horizontal wells each tested at rates in excess of 17 mmcf/d during 2004.

1

A Discussion With Dr. Jim Buckee

In the North Sea, volumes were up 7%, in part due to the Tartan North field, which came onstream in August. The Tweedsmuir development was approved and we are building an offshore wind farm demonstrator project.

In Malaysia/Vietnam, the PM-3 CAA project has performed above expectations, producing an average 42,000 boe/d in its first full year of operation, with operating costs of $1.46/boe. In Indonesia, a 17 year, 2.3 tcf gas sales agreement was signed, with Talisman’s share at 36%.

In terms of disappointments, I had high hopes for a couple of potentially large exploration wells that didn’t materialize. However, if and when we make large discoveries, they will add significant value. Notwithstanding my longstanding conviction that oil supply is tight while demand growth is inevitable, I was surprised by the continuing strength of commodity prices during the year. Although approximately 80% of our volumes were unhedged in 2004, we had a significant hedging loss. With the continuing strength in oil prices, shareholders will benefit in 2005 because we are virtually unhedged.

What should shareholders pay attention to in 2005?

Our goal is 5-10% production per share growth in 2005, which will be achieved through organic production growth, minor asset acquisitions and share repurchases. Towards that end, we repurchased approximately nine million shares in 2004, an additional 4.4 million shares in early 2005 and acquired a producing oil field in Norway.

In North America, we are drilling a number of large prospects in the Alberta and BC Foothills and Northeastern US. These wells will be a good barometer of the success of our North American programs in 2005. In the UK, the Tweedsmuir development is under way, with first production expected in late 2006 at 45,000 boe/d, net to Talisman. In Indonesia, we are expanding facilities at Corridor to prepare for a significant increase in natural gas sales in 2007.

In Malaysia, the South Angsi field is due to start up this summer, adding an estimated 6,500 bbls/d net to Talisman in 2005 and 12,000 bbls/d in 2006. We have just started offshore production in Trinidad and Tobago and expect to drill our first onshore exploration wells this year. We should also spud our first exploration well in Qatar this October.

In total, I expect Talisman will generate $3.6-$3.8 billion in cash flow this year, or approximately $10/share on volumes of
445,000-475,000 boe/d, before any major acquisitions.(1)

Talisman has set an annual target of 5-10% production per share growth. Why this particular target and how confident are you that you can meet it?

Our focus is on cash flow and production per share while controlling costs and maintaining a strong balance sheet. Of all the metrics, these are the most comparable across different oil and gas companies and underpin real value creation for shareholders. For example, differing accounting treatment of dry hole costs, stock options and acquisitions can make meaningful earnings comparisons difficult.

Cash flow is dependent on prices, which are not in our control, so we have set production per share as a key target. With our asset mix, including deep gas in North America, international oil opportunities and legacy gas assets in Southeast Asia, I believe 5-10% production per share growth for Talisman is very achievable and will place us in the top quartile of our peer group.

Are you looking at non-conventional opportunities such as heavy oil or tight gas?

Our expertise lies in conventional oil and natural gas and our analysis shows these provide better returns for shareholders. Talisman has enough identified opportunities to provide growth for the next several years. Going forward, our extensive international footprint allows us to view a wide range of potential opportunities. It seems to me that non-conventional ventures tie up large amounts of up-front capital, with the risk of cost overruns, production outages, rising input costs and performance issues. Our diversity allows us flexibility and limits individual project risk. Nevertheless, we do participate in tight gas plays, coal bed methane and have interests in some oil sands leases. At the right time, when technology is better proven, we might invest more in these areas.

(1)          Assumes US$40/bbl WTI oil price, US$6.25/mmbtu NYMEX gas price and US$/C$ exchange rate of $0.80. Excludes the impact of the recent acquisition in Norway. Please see the advisories on page 24 and the inside back cover.

2

3-D seismic imaging used to identify natural gas targets in Western Canada.

What about a significant share repurchase or major increase in the dividend?

Over the 2003 to 2005 period, Talisman expects to spend over one billion dollars on share repurchases and dividends. We are doing this while maintaining a strong balance sheet and expanding our capital program. I believe this represents a good balance between growing our core business, adding value and returning cash generated by recent high prices to our shareholders.

We are in business to create value for our investors on an ongoing basis and, given our track record, I think shareholders are happy with our performance. The best way to continue to grow value is to use our skills and assets to find and produce oil and natural gas. Shareholders generally prefer share repurchases over increased dividends, as do I, because the market rewards companies with superior per share growth and capital gains are generally more tax effective.

With oil prices hovering around all time highs, is there any upside? Is Talisman a good investment if oil prices fall?

The world consumed an estimated 30 billion barrels of oil in 2004 and replaced only a fraction of that amount. Increasing population and economic growth in countries like India and China continue to push consumption higher. With spare production capacity at record low levels, higher prices are required to ration demand and stimulate drilling activity.

However, given the weakness of the US dollar, the rise in oil prices has been muted in many oil importing countries and energy now forms a smaller part of personal and national budgets in developed countries. Although high in nominal terms, the price of oil, adjusted for inflation, has not yet hit 1980-1989 levels.

So even though prices are high by recent standards, there has been no drop in demand. Given the maturity of the big fields and the political risk in many of the important producing countries, prices will be volatile, but I do not see a return to sub-$30 oil prices for any sustained period of time.

There is always the risk that oil prices will fall in the event of a major economic slowdown; however, Talisman has a very strong balance sheet, as well as a robust and flexible investment portfolio. This would allow us to continue organic growth and acquire assets in a potentially less competitive environment. Also, international production sharing contracts tend to have very low finding, development and operating costs and allow for early cost recovery. In our PSC areas, the government, not the investor, has the most exposure to lower prices.

In the longer term, our growth profile, exploration and development portfolio, technical and commercial expertise and the underlying trends for oil and natural gas prices bode well for Talisman shareholders.

Any final comments?

Sadly, Peter Widdrington, a former Chairman of our Board, passed away suddenly in February of this year. Peter will be missed by his many friends at Talisman.

I would like to thank our Board for their guidance and support. I would also like to thank Talisman’s employees and contractors for their continued hard work and commitment.

/s/ Jim Buckee
Jim Buckee
President and Chief Executive Officer
Talisman Energy Inc.
March 14, 2005

3

Talisman’s visualization room in Calgary.

A Well Executed and Consistent Strategy

Talisman’s purpose is to create value for its shareholders and we have set a target of 5-10% annual production per share growth. The Company’s strategy was formulated in 1993, predicated on the following:

•                  Energy is a vital business. World demand for energy will continue to increase with economic and population growth. Companies that can efficiently grow their underlying reserves and production per share will create value for their shareholders.

•                  The traditional oil and natural gas business in North America is relatively mature and very competitive. In order to grow and add value, Talisman will search out larger opportunities either in North America or internationally.

Diversity Lessens Risk and Adds Opportunities

Talisman is predominantly an upstream company and this is where our expertise lies. Our belief is that successful exploration and development drilling creates the most value for shareholders. The Company has diversified its operations and opportunities, focusing on deep gas in North America and large international projects. This lessens risk and provides Talisman with a diverse set of opportunities.

Talisman also prefers to operate and maintain high working interests. This enables us to have better control over project timing, costs and implementation. Talisman operates approximately 80% of its production in North America, 65% in the North Sea and all of its production in Malaysia/Vietnam.

In addition, the Company is pursuing a select number of high impact exploration opportunities. Although these prospects typically involve higher risk, a large successful discovery would add significant value. The various projects we are currently developing (Tweedsmuir, South Angsi, Angostura and some parts of PM-3 CAA) are the result of Talisman’s previous exploration success.

We Delivered on Our Promises in 2004

In our 2003 Annual Report, we set out a number of key performance measures for 2004:

•                  Production of 415,000-445,000 boe/d. Production averaged 438,000 boe/d.

•                  Cash flow of $5.67-$7.33 per share. Cash flow per share was $7.65, with higher than expected oil and gas prices.

•                  Exploration and development spending of $2.3 billion. Talisman spent close to $2.5 billion, announcing a major increase in North American spending in July.

•                  An expected increase in unit operating costs of 5-10%. Talisman’s unit operating costs were up 4% with additional production in relatively low cost areas.

•                  Participation in approximately 760 exploration and development wells. The Company participated in 698 wells with a 92% success rate.

Talisman’s Key Targets in 2005(1)

•                  Production per share growth of approximately 10%

•                  Production of 445,000-475,000 boe/d

•                  $3.1 billion in exploration and development spending

•                  Unit operating costs and transportation costs are expected to fall by 5-7%

•                  Cash flow per share of $9.80-$10.40

(1)   Assumes US$40/bbl WTI oil price, US$6.25/mmbtu NYMEX gas price, C$/£ exchange rate of $2.25 and US$/C$exchange rate of $0.80. Excludes the impact of the recent acquisition in Norway. Detailed guidance can be found on Talisman’s website at www.talisman-energy.com.

4

Talisman-operated PM-3 CAA facilities in Malaysia/Vietnam.

What Differentiates Talisman?

Talisman is proud of its track record of value creation as measured by production per share growth.

Talisman differs from its North American based peers with its international diversity. North America accounts for 47% of total production and the North Sea 32%. Talisman also has production in Southeast Asia, Trinidad and Tobago and Algeria. This diversity provides the Company with a range of opportunities to grow and add value and lessens the risk associated with operating solely in one area. Talisman has an 11-year track record as a successful international operator.

Talisman has highly trained, experienced exploration staff with world-class expertise in complex structural and carbonate geology. Talisman is an established international operator with expertise in cost effective operations and managing major developments both onshore and offshore. In the UK North Sea, Talisman is one of the largest operators of infrastructure. Talisman also has extensive expertise in reservoir engineering (maximizing recovery from mature fields) and drilling technology (deep horizontal wells, extended-reach drilling) to ensure optimum recovery rates and safe, efficient, low cost drilling operations.

In addition, Talisman has world-class commercial skills. Over the past five years, the Company has concluded approximately $5 billion worth of corporate and asset acquisitions and sales, both international and domestic.

Talisman is the leading deep gas explorer in Canada. The Company has added more natural gas production at depths below 10,000 feet than any of its competitors. Talisman has added two-to-three times the industry average reserves per new gas discovery. The Company has also pioneered a new deep natural gas play in upstate New York.

In Southeast Asia, Talisman has 2.2 tcf of proved natural gas reserves, underpinning long-term sales contracts. These legacy assets provide a solid base for growth in the region. In Malaysia/Vietnam, Talisman has drilled more wells than any other independent oil and gas company over the past three years.

Talisman played an integral part in the largest oil discovery in Trinidad and Tobago in the past 20 years, with production startup in January 2005. The Company is also producing oil in Algeria.

Talisman has an inventory of high impact exploration opportunities in Alaska, Qatar, Colombia and Peru. Although these drilling opportunities have a relatively high degree of risk associated with them, the potential rewards, in the 50-500 mmbbls range, make them attractive investments for the Company and its shareholders.

5

The Business Environment

The benchmark WTI crude oil price averaged US$41.40/bbl in 2004, up from US$30.99 in 2003 and US$26.15 in 2002.

Despite current price levels, world oil demand increased by an estimated 2.7 mmbbls/d in 2004, reaching a record high 82 mmbbls/d average for the year. OECD countries only accounted for about one-quarter of the growth, with the majority coming from emerging market economies, in particular China and India.

Non-OPEC production increased by about one mmbbls/d, most of which came from the former Soviet Union and the remainder was supplied by OPEC. As a result, OPEC is running at close to maximum capacity. The lack of surplus crude, combined with political uncertainty in the Middle East and elsewhere, has kept prices at high levels.

NYMEX natural gas prices averaged US$6.09/mmbtu in 2004, compared to US$5.44 in 2003 and US$3.25 in 2002.

Current natural gas prices reflect the inability of US natural gas producers to increase production in recent years. Some estimates show that US natural gas production has fallen by over 5% over the past three years, causing prices to rise to a point where they are rationing demand. US natural gas demand has also fallen by 5%, with most of the decrease occurring in the electrical generation and industrial sectors. In 2004, Canadian natural gas production increased by an estimated 2%.

Talisman netbacks averaged $24.45/boe in 2004, up from $22.99 in 2003.

The Canadian dollar strengthened against the US dollar in 2004, gaining approximately 7%. This had the effect of lowering Talisman’s reported netbacks, which are shown in Canadian dollars. Most of Talisman’s liquids and natural gas sales are priced off US$ denominated benchmarks.

Unit operating costs were up 4% overall. Increases in Canada and the North Sea were partly offset by the addition of lower cost production elsewhere.

Hedging losses increased to $3.02/boe in 2004. The Company hedged approximately 22% of its 2004 production volumes. However, only 2% of 2005 production is currently hedged.

Royalty rates were unchanged at 16%.

Detailed information on Talisman’s netbacks can be found in Talisman’s Annual Report Financial Review.

Netbacks (boe)	2004	2003	2002	2001	2000
Sales price (before hedging)	42.75	38.51	32.89	32.90	34.74

Hedging (gain) loss	3.02	1.34	(0.46)	(0.06)	2.53

Royalty	7.04	6.18	5.74	6.47	6.29

Transportation	1.20	1.26	1.20	—	—

Opex	7.04	6.74	6.06	5.79	5.19

Netback	24.45	22.99	20.35	20.70	20.73

Excludes synthetic

The Bleo Holm FPSO at the Ross/Blake fields.

6

Financial and Operating Performance

Talisman-operated Edson Gas Plant.

Talisman generated $2.9 billion in cash flow in 2004

Cash flow totaled $2.9 billion in 2004 ($7.65/share) versus $2.7 billion ($7.07/share) a year earlier. Gross sales were $6.9 billion, up $1.3 billion compared to 2003 on higher volumes and prices. Higher sales revenues were partially offset by higher royalties, operating costs, hedging losses and current taxes. Cash flow is a non-GAAP measure. Please refer to the advisories on the inside back cover.

Net income for 2004 was $663 million ($1.77/share), compared to $1,012 million ($2.56/share) in 2003. Talisman also calculates net income in accordance with US GAAP. On this basis, earnings were $694 million in 2004 ($1.81/share) compared to $922 million ($2.39/share) in 2003.

Earnings from operations up 15%

Talisman’s earnings from operations in 2004 were $773 million ($2.02/share) compared to $673 million ($1.74/share) the previous year. Earnings from operations are calculated to help investors understand the Company’s core operating performance on a consistent, comparable basis. For example, the sale of Talisman’s assets in Sudan and adjustments to tax rates had a significant positive impact on 2003 earnings.

Earnings from operations in 2004 were up, due largely to higher volumes and prices. Offsetting this was higher depreciation, depletion and amortization expense, as well as higher dry hole and exploration costs.

Earnings from operations is a non-GAAP measure. A reconciliation to net income has been provided on the inside back cover.

Liquidity and capital resources

Talisman’s long-term debt at year end was $2.5 billion, down from a total of $2.6 billion (comprised of long-term debt of $2.2 billion and preferred securities of $431 million) at the end of 2003. During 2004, the Company generated $3.1 billion of cash from operating activities and spent $2.5 billion on exploration and development while spending $242 million on acquisitions. Talisman also refinanced its preferred securities, paid dividends of $114 million and repurchased almost nine million common shares for $286 million. At year end, the Company had drawn $328 million of its available $1,335 million bank lines of credit.

Additional financial information can be found in Talisman’s 2004 Annual Report Financial Review, available on our website or by contacting the Company.

Talisman sets production per share record

Production averaged 438,000 boe/d in 2004, an increase of 10%, setting a new record of 0.42 boe per share. The majority of the increase came from a full year of production at the PM -3 CAA project in Malaysia/Vietnam.

	2004	2003	2002
Production (daily average)(1)
Oil and liquids (bbls/d)
North America	57,392	59,578	62,676
North Sea	121,861	113,075	127,486
Southeast Asia	35,644	24,430	22,469
Algeria	13,537	6,594	—
Sudan	—	13,039	60,109
Total oil and liquids	228,434	216,716	272,740
Natural gas (mmcf/d)
North America	885	864	820
North Sea	114	109	122
Southeast Asia	260	117	94
Total natural gas	1,259	1,090	1,036
Total mboe/d	438	398	445
Total mboe/d (net of royalties)	365	334	366

(1)          Production numbers are before royalties, unless otherwise indicated.

7

Marketing operations in Calgary.

Oil and liquids production increased by 5% with growth coming from the North Sea (up 8% due to North Tartan startup, Intrepid FCA acquisition and the Galley field acquisition), Southeast Asia (up 46% with a full year of production from PM -3 CAA) and Algeria (up 105% with a full year of production from the MLN field).

Talisman increased its natural gas production by 16%. Production in North America increased 2% with drilling success in the Foothills, west central Alberta and the Northeastern US. Production in Southeast Asia more than doubled. Gas sales in Indonesia averaged 141 mmcf/d (up 26%), reflecting new volumes to Singapore. Gas production from PM -3 CAA in Malaysia/Vietnam, averaged 119 mmcf/d, compared to 5 mmcf/d in 2003.

Talisman replaced 179% of production, a key indicator of future growth

Talisman replaced 179% of production from all sources in 2004 (proved reserves only) and 166% through drilling, including revisions. The Company added 265 mmboe of proved reserves through drilling and development (including net revisions) and 21 mmboe of proved reserves through net acquisitions.

Major contributors to the growth in reserves were 479 bcf of natural gas discoveries, additions and extensions in North America, 85 mmbbls of oil in the North Sea and 695 bcf of natural gas additions in Indonesia, primarily associated with the signing of a major new gas sales contract in August 2004.

As a result, Talisman increased its total proved reserves by 9%, to almost 1.5 billion boe. At year end, Talisman had a reserve life index of 9.3 years for proved reserves and 14 years based on proved and probable reserves. Talisman’s net proved reserves increased by 11% to 1.2 billion boe.

Talisman	Oil &	Natural		Net
Proved Reserves	NGLS(1)	Gas(1)	BOE(1)	BOE(2)
	(mmbbls)	(bcf)	(mm)	(mm)
Dec 31, 2003	579	4,695	1,362	1,086

Discoveries, additions and extensions	74	1,252	283	204
Net acquisitions	30	(50)	21	24
Revisions	17	(212)	(19)	22
Production	(82)	(462)	(159)	(129)

Total Proved Dec 31, 2004	618	5,223	1,488	1,207

Total Probable(3) Dec 31, 2004	383	2,624	820	634

(1)          Talisman working interest reserves before royalties payable, plus royalty interests and net profit interests.

(2)          Talisman working interest net of royalties, plus royalty interests and net profit interests.

(3)          See “Reserves Data and Other Oil and Gas Information” on the inside back cover.

Approximately 42% of Talisman’s proved reserves are high quality oil and liquids and 58% are natural gas. Proved reserves in North America account for 42% of the total, the North Sea 22% and Southeast Asia 30%. At year end, the Company had 820 mmboe of gross probable reserves, which comprise a large part of Talisman’s development inventory.

Capital spending during 2004 totaled $2,375 million for exploration and development, excluding Syncrude and midstream expenditures, and $242 million for net acquisitions. Over the past three years, Talisman has added a total of 623 mmboe of proved reserves (including net acquisitions, but excluding the sale of Sudan assets) while spending $7,461 million on exploration, development and net acquisitions.

Approximately 90% of Talisman’s proved reserves have been independently evaluated over the past three years.

8

Operating Areas

North America

Drilling the b-60-E well at Monkman.

Talisman is the leading deep gas explorer in Western Canada and the Company has established a new core gas area in the Northeastern US.

Talisman expects its North American operations to continue to generate substantial free cash flow. The Company’s strategy is to explore the deeper more prolific parts of the basin. Over the past five years, Talisman has added more deep gas production than any other company in Canada, resulting in higher reserve additions and production per well than its peers. The Company has also built a significant midstream business to facilitate access to markets and generate third-party revenues.

2004 in review

•                  Natural gas production averaged 885 mmcf/d, up from 864 mmcf/d in 2003.

•                  Liquids production averaged 57,392 bbls/d, compared to 59,578 bbls/d in 2003.

•                  Talisman drilled 444 gross natural gas wells and 137 oil wells (94% success).

•                  Exploration and development spending was $1.45 billion. Eighty-three per cent of spending was directed toward natural gas projects.

•                  The Company added 365 bcf of proved natural gas reserves through drilling, net of revisions. At year end, Talisman had 2.6 tcf of proved gas reserves.

•                  Conventional operating costs averaged $5.30/boe, up from $5.01 in 2003.

•                  Talisman constructed the first cogeneration facility at a sour gas processing plant in Alberta at Edson. This project will reduce carbon dioxide emissions by 22,000 tonnes a year.

•                  The Company acquired over 430,000 acres in the Northeastern US, almost doubling its existing acreage.

•                  Talisman set new production records in the Northeastern US, Alberta Foothills, Deep Basin, Southern Alberta Foothills and Bigstone/Wild River regions.

•                  The Company drilled another successful Paleozoic gas well (b-60-E) in its core Monkman area. The Company has built a strategic land position in the area.

•                  Talisman transported and processed record gas volumes through its midstream business.

2005 outlook

•                  Exploration and development spending is expected to be $1.4 billion, with over 90% directed towards natural gas projects.

•                  Production targets are 920-940 mmcf/d of natural gas and 54,000-56,000 bbls/d of oil and liquids.

•                  Talisman plans to participate in 525 wells, including 23 in Appalachia, eight in Monkman, 147 in the Edson area and 29 in the Alberta Foothills.

•                  Talisman plans to spend $54 million to expand and optimize its operated pipeline systems and associated infrastructure and to build the Lynx pipeline to tie in reserves from the Northern Alberta Foothills.

A major new discovery in Northeastern British Columbia

Talisman is repeating history in the Monkman area. On April 7, 1992, Talisman (then BP Canada) announced that the Brazion well,
c-59-E/93-P-5 tested at a rate of 85 mmcf/d from the Triassic formation. On November 1, 2004 Talisman announced that a deeper (Paleozoic) well, Brazion b-60-E/93-P-5 had tested at 40 mmcf/d restricted by surface equipment. The well was brought on stream in December at a rate of 66 mmcf/d sales gas (Talisman 80%). This is a major discovery and could be the key to significant new gas finds deep beneath Talisman’s existing infrastructure in the Monkman area.

To date, the Triassic play has produced 2 tcf of natural gas. Talisman hopes this deeper play will be as prolific.

9

The North Sea

Talisman-operated Tartan platform.

In the UK Central North Sea, Talisman has established a number of operated commercial hubs, which provide significant value creation through low risk development, adjacent exploration opportunities, secondary recovery and third-party tariff revenue. Talisman operates the second largest number of oil fields in the UK North Sea.

Talisman is also building a new core area in the Norwegian sector of the Central North Sea. The Central North Sea has large remaining potential with an estimated 42 billion boe yet to find. The Company has a large drilling program under way, designed to increase oil and liquids production 20-25% by 2008.

2004 in review

•                  Liquids production averaged 121,861 bbls/d, an increase of 8% versus 113,075 bbls/d in 2003.

•                  Natural gas production averaged 114 mmcf/d, compared to 109 mmcf/d in 2003.

•                  Exploration and development spending was $507 million.

•                  Talisman drilled 20 successful oil and gas wells.

•                  Talisman added 81 mmboe of proved reserves and had 328 mmboe of proved reserves at year end (86% developed).

•                  Operating costs averaged $11.93/boe, up from $10.22/boe in 2003, due in part to a stronger pound sterling.

•                  Talisman successfully appraised the Tweedsmuir South discovery.

•                  Development of the Tweedsmuir and Tweedsmuir South oil fields commenced in August.

•                  Talisman acquired the Flotta Catchment Area interests of the Intrepid Energy group.

•                  Production from the Tartan North development commenced ahead of schedule in August.

•                  Talisman expanded its position in Norway; the Company was awarded five new licenses and also acquired additional exploration acreage.

•                  Talisman announced plans to construct an offshore wind farm demonstrator project at Beatrice.

2005 outlook

•                  Production targets are 117,000-125,000 bbls/d of oil and liquids and 110-120 mmcf/d of natural gas.

•                  Development of the Tweedsmuir and Tweedsmuir South oil fields will continue.

•                  Exploration and development spending is expected to be approximately $1 billion. The Tweedsmuir development is the primary reason for the increase in spending compared to 2004.

•                  Talisman plans to participate in up to 10 exploration and 30 development wells.

•                  In February 2005, Talisman announced the acquisition of all of the outstanding shares of Pertra A.S. in Norway. This includes a 70% interest in the operated Varg oilfield. This acquisition is expected to add approximately 10,000 bbls/d to the 2005 targets set out above.

A new development at Tweedsmuir

On August 26, 2004, Talisman celebrated its tenth anniversary in the North Sea. The Company has grown its production from 30,000 boe/d in 1995 to over 140,000 boe/d.

Talisman also announced development of the $770 million, 70 mmboe Tweedsmuir and Tweedsmuir South fields, helping to ensure future growth. These fields are expected to start production in late 2006, averaging 45,000 boe/d net to Talisman in 2007.

10

Southeast Asia

Corridor Gas Plant in Indonesia.

Talisman has more than doubled its production in Southeast Asia over the past two years and expects to continue production growth from existing projects to the end of the decade. Southeast Asia was Talisman’s lowest operating cost area in 2004.

In Indonesia, Talisman continues to develop its large natural gas reserves in the Corridor Block. A major new gas sales contract was signed during the year.

In Malaysia and Vietnam, the PM-3 CAA project performed above expectations producing 42,000 boe/d (net Talisman) during its first full year of operations. Development of the South Angsi field is continuing according to plan.

2004 in review

•                  Natural gas production averaged 260 mmcf/d, an increase of 122%. Liquids production averaged 35,644 bbls/d, an increase of 46%.

•                  Exploration and development spending totaled $255 million.

•                  Talisman drilled 30 exploration and development wells.

•                  Talisman added 134 mmboe of proved reserves and had 453 mmboe of proved reserves at year end.

•                  In Indonesia, an agreement was signed for the sale of 2.3 tcf of natural gas from the Corridor PSC to PT Perusahaan Gas Negara (Persero), Tbk. (“PGN”), the Indonesian national gas transmission and distribution company. Talisman’s share is 36%. This gas sales agreement will result in PGN building a major pipeline linking the island of Sumatra to major gas markets in West Java.

•                  The PGN gas sales agreement underpins furtherdevelopment of the Suban field and the expansion of the gas production and processing facilities, which commenced in August.

•                  Talisman signed a PSC for Block PM-314 offshore Malaysia in the highly prospective Malay Basin and the initial seismic program has been completed.

•                  The Tanjung enhanced oil recovery contract expired in November and the Jambi enhanced oil recovery contract expired in early 2005. Talisman’s non-operated interest in the Madura PSC was sold in December.

2005 outlook

•                  Production targets are 255-285 mmcf/d of natural gas and 33,000-37,000 bbls/d of oil and liquids.

•                  Exploration and development spending is expected to be $310 million.

•                  In Indonesia, the Suban Phase 2 gas expansion project in the Corridor PSC will continue, including the installation of two new gas trains, additional pipelines and infrastructure.

•                  The Company continues to look for additional markets for its large remaining uncontracted Corridor gas reserves.

•                  In Malaysia, the South Angsi field is expected to come onstream in mid-2005 with an estimated 6,500 bbls/d of production in 2005 and 12,000 bbls/d in 2006.

•                  In Malaysia/Vietnam, the Company expects to start development of the northern fields in PM-3 CAA.

•                  Talisman is planning to drill up to 26 exploration and development wells in Southeast Asia.

A fast track, low cost development strategy for South Angsi

Development of the South Angsi field in Block PM-305 is a good illustration of Talisman’s fast track, shallow water, oil exploration and development strategy in Southeast Asia. The initial discovery was made in April 2003, the jacket was installed in October 2004 and first production is expected in mid-2005.

11

Other International and Frontier Areas

The Greater Angostura project.

Although North America, the North Sea and Southeast Asia accounted for 97% of Talisman’s production in 2004, the Company continues to look for development opportunities where it can apply its international skills.  Talisman is also active in a number of high risk, high reward exploration plays, utilizing its expertise in structurally complex geological settings.

Algeria

Talisman has a 35% non-operated interest in the Greater MLN project in Block 405a located in eastern Algeria. In addition, the Company has a 2% interest in the unitized Ourhoud field. Liquids production in 2004 averaged 13,537 bbls/d, compared to 6,594 bbls/d in 2003, mainly as aresult of a full year of production from Greater MLN.

In 2005, Talisman plans capital spending of approximately $55 million, which includes drilling 14 development wells. Talisman is also planning development of the MLSE complex.

Talisman’s share of production is expected to average between 15,000-17,000 bbls/d in 2005.

Trinidad and Tobago

Talisman has a 25% non-operated interest in the Greater Angostura project, a major oil and gas development in Block 2(c) offshore Trinidad. During 2004, a central processing platform, three wellhead platforms, export pipeline and new terminal facilities were installed. Field development is now complete and first oil production from the platform was announced in January 2005.

The production target for 2005 is 12,000-16,000 bbls/d of oil and plans include further exploration and development drilling.

Onshore, Talisman completed a major 3D seismic acquisition program on the Eastern Block. Seismic data is being interpreted to define a drilling program, which will commence in 2005.

Total capital spending in 2005 is estimated to be approximately $100 million, which includes participation in eight developmentand up to eight exploration and appraisal wells.

Alaska

The Company has developed a strategic land base in Alaska, on trend with a number of very large oil discoveries and now holds nearly 450,000 acres of exploration lands.

Colombia

In Colombia, Talisman has non-operated interests in various blocks. In mid-2004, the Company began drilling the Tangara-1 exploration well (Talisman 30%) on the Tangara block. The well is expected to drill until approximately the end of the first quarter of 2005.

Talisman’s 2005 capital spending program in Colombia is expected to be $8 million.

Peru

In Peru, Talisman acquired a 25% non-operated interest in Block 64 in the Marañon basin. An exploration well drilled in 2004 encountered drilling problems and was unable to reach the target formation.

The Company’s 2005 capital spending program is expected to be $13 million, primarily to fund drilling a second exploration well, which spud in early 2005.

Qatar

Talisman holds a 100% interest in Block 10 offshore Qatar. During 2004, the Company completed 3D seismic acquisition. Interpretation of the seismic data is under way and is expected to lead to the drilling of an exploration well in October 2005.

Talisman’s 2005 capital spending program for Qatar is $15 million.

12

An Experienced Management Team

James W. Buckee was appointed President and Chief Executive Officer of Talisman Energy Inc. (formerly BP Canada Inc.) in May 1993. Dr. Buckee has been with the Company and its predecessor for 28 years and is responsible for leading the development and execution of the Company’s long-term strategy with a view to creating shareholder value.

Ronald J. Eckhardt is Executive Vice-President, North American Operations. Mr. Eckhardt has 19 years’ experiencewith the Company and is responsiblefor all of Talisman’s development andproduction operations in Canada andthe lower 48 states.

T. Nigel D. Hares is Executive Vice-President, Frontier and International Operations. Over the past 10 years, Mr. Hares has led Talisman’s international operations making the company the largest Canadian based international producer.

Joseph E. Horler is Executive Vice-President, Marketing. Mr. Horler has been with the Company for 18 years and is responsible for marketing Talisman’s global natural gas, crude oil, sulphur and natural gas liquids production.

Michael D. McDonald is Executive Vice-President, Finance and Chief Financial Officer. Mr. McDonald has 23 years experience with the Company and has held positions of progressively increasing responsibility in the Company. He is currently responsible for the Company’s global Financial Reporting, Treasury, Tax and Accounting functions.

Robert M. Redgate is Executive Vice-President, Corporate Services. Mr. Redgate has been with the Company for 27 years. His responsibilities includeInformation Systems, Materials andContracts, Health, Safety and Environmental Affairs, Security, Facilities Administration and Human Resources.

M. Jacqueline Sheppard is Executive Vice-President, Corporate and Legal, and Corporate Secretary.
Ms. Sheppard joined Talisman in 1993 and is responsible for the Company’s worldwide legal affairs, corporate projects and acquisitions and is Secretary to the Board. Corporate Communications, Investor Relations and Corporate Social Responsibility are also her responsibilities.

John ‘t Hart is Executive Vice-President, Exploration. He joined the Company in 1978. Dr. ‘t Hart is responsible for Talisman’s global exploration program.

13

Corporate Governance

Talisman has a firm commitment to sound principles of corporate governance.

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by the Toronto Stock Exchange (“TSX”), all of the New York Stock Exchange (“NYSE”) corporate governance listing standards applicable to non-US companies and substantially all of the NYSE corporate governance listing standards applicable to US companies. Talisman’s corporate governance practices also satisfy the proposed Canadian corporate governance and best practices rules.

Board of Directors

Talisman’s Board of Directors sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company’s assets. The Board oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company’s day-to-day business.

Among its duties, the Board ensures systems are in place to manage the risks and through the Chief Executive Officer, sets the attitude and disposition of the Company towards regulatory compliance, environmental, safety and health policies, financial practices and reporting.

Independence of the Board

In full compliance with the TSX recommendations and the NYSE corporate governance listing standards, all members of Talisman’s Board are unrelated and independent of management, except for the President and Chief Executive Officer. The composition of the Board, including the independence of the Chairman and his specified role, ensures that Talisman’s Board has appropriate structures and procedures in place to ensure that the Board can function independently of management. All committees of the Board of Directors are composed entirely of unrelated, independent directors with the exception of the Executive Committee and the Pension Funds Committee, the majority of whose members are unrelated and independent.

Stock exchange and regulatory compliance

With respect to the NYSE corporate governance listing standards, Talisman’s corporate governance practices differ significantly in only two respects from those applicable to US companies. First, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of Talisman’s compliance with legal and regulatory requirements. Talisman’s Board oversees Talisman’s compliance with legal and regulatory requirements and this responsibility is included in the Board’s Terms of Reference. Each of the Board committees assists the Board in its oversight of Talisman’s compliance with legal and regulatory requirements in each of their areas of responsibility. Secondly, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer’s outstanding securities and must also be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

Talisman either satisfies the requirements of the Multilateral Instrument 58-101and Multilateral Policy 58-102 as publishedon October 29, 2004, or has implemented procedures designed to meet the same governance objectives.

Corporate Governance at Talisman

A full description of Talisman’s approach to corporate governance can be found in Schedule A to the Company’s 2005 Management Proxy Circular.

Mandates of Talisman’s Board, its committees, the Chairman and the Chief Executive Officer may be obtained from the Company website at www.talisman-energy.com.

14

Talisman’s Compliance

A list of the existing TSX corporate governance guidelines is set out below. Talisman complies with each guideline.

Talisman’s Compliance		TSX Corporate Governance Guidelines

☒	1	The Board should assume responsibility for the stewardship of the Company, explicitly for:

☒		(a) adoption of a strategic planning process;

☒		(b) identification of the principal risks of the Company’s business and ensuring implementation of appropriate systems to manage these risks;

☒		(c) succession planning, including appointing, training and monitoring senior management;

☒		(d) a communications policy; and

☒		(e) the integrity of the Company’s internal control and management information systems.

☒	2	A majority of the Company’s Directors should be unrelated.

☒	3

The Board has responsibility to apply to each individual Director, the definition of “unrelated Director”, disclosing on an annual basis the analysis of the application of the principles supporting this conclusion.

☒	4

The Board of every Company should appoint a committee of Directors composed exclusively of outside, i.e., non-management Directors, a majority of whom are unrelated Directors, with the responsibility for proposing to the Board new nominees to the Board and for assessing Directors on an ongoing basis.

☒	5

Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the Board as a whole, its Committees and the contribution of individual Directors.

☒	6	The Company should provide an orientation and education program for new Board members.

☒	7	The Board should examine its size and undertake where appropriate, a program to reduce the number of Directors to a number which facilitates more effective decision-making.

☒	8	The Board should review the adequacy and form of the compensation of Directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

☒	9

Committees of the Board of Directors should generally be composed of outside Directors, a majority of whom are unrelated Directors, although some Board committees may include one or more inside Directors.

☒	10

The Board should assume responsibility for, or assign to a committee of Directors, the general responsibility for developing the Company’s approach to governance issues. This Committee would, amongst other things, be responsible for the Company’s response to these governance guidelines.

☒	11

The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives that the CEO is responsible for meeting.

☒	12

The Board of Directors should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a Director, sometimes referred to as the “lead Director”. Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.

☒	13

The Audit Committee should be composed only of outside Directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have a direct communication channel with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal controls. Although it is management’s responsibility to design and implement an effective system of internal controls, it is the responsibility of the Audit Committee to ensure that management has done so.

☒	14

The Board should implement a system that enables an individual Director to engage an outside adviser at the Company’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate Committee of the Board.

15

Credentials. Corporate Responsibility. Sustainable Value Creation.

Talisman maintains high standards in the areas of ethical business conduct, environmental practices and community relations.

At Talisman, the business case for corporate responsibility is clear. Acting responsibly helps the Company avoid risk, improves employee recruitment and retention, creates business opportunities and increases access to capital. We call it sustainable value creation. We think our corporate responsibility Credentials speak for themselves. We invite you to read our 2004 Corporate Responsibility Report.

2004 ACCOMPLISHMENTS

Social Performance

•                  Confirmed participation in the UN Global Compact.

•                  Worked with approximately 45,000 Canadian stakeholders, regarding more than 1,345 projects.

•                  Revised our Security Policy based on the Voluntary Principles on Human Rights and Security.

•                  Continued refinement of our new project risk assessment process.

•                  Signed a Memorandum of Understanding with the United Nations Development Program in Trinidad.

Health, Safety and Environmental Performance

•                  Recorded no fatalities, life-threatening occupational injuries or major environmental incidents at Talisman-operated facilities.

•                  Constructed a cogeneration facility in Edson, Alberta and began development of an offshore wind farm demonstrator project in the North Sea.

•                  Continued our ongoing program of routine HSE audits and reviews at Talisman operations worldwide.

•                  Completed formal Environmental Impact Assessments in support of proposed projects in Trinidad, the UK, Malaysia/Vietnam and the US.

•                  Received Gold Award from Scotland’s Health at Work program, recognizing Talisman (UK)’s commitment to promoting a healthy lifestyle amongst its workers.

You can view Talisman’s Corporate Responsibility Report on its website, www.talisman-energy.com or write, phone or email Talisman’s executive office in Calgary.

16

Consolidated Balance Sheets

(unaudited)

(As at December 31)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2004 Annual Report Financial Review.

(millions of Canadian dollars)	2004	2003
		(restated)(1)
Assets
Cash and cash equivalents	38	98
Accounts receivable	836	760
Inventories	78	100
Prepaid expenses	18	17
	970	975
Accrued employee pension benefit asset	61	63
Other assets	64	76
Goodwill	466	473
Property, plant and equipment	10,847	10,193
	11,438	10,805
Total assets	12,408	11,780

Liabilities
Current
Accounts payable and accrued liabilities	1,302	1,064
Income and other taxes payable	341	154
	1,643	1,218
Deferred credits	105	57
Asset retirement obligations	1,272	1,157
Long-term debt	2,457	2,203
Future income taxes	2,100	2,127
	5,934	5,544
Contingencies and commitments

Shareholders’ equity
Preferred securities	—	431
Common shares	2,666	2,725
Contributed surplus	71	73
Cumulative foreign currency translation	(150)	(114)
Retained earnings	2,244	1,903
	4,831	5,018
Total liabilities and shareholders’ equity	12,408	11,780

(1)          Prior years numbers have been restated to reflect changes in accounting policies adopted in 2004.

Talisman’s 2004 Annual Report Financial Review contains the detailed Management’s Discussion and Analysis, Consolidated

Financial Statements and Notes, and Supplementary Information and can be obtained from the Company or viewed online at www.talisman-energy.com.

17

Consolidated Statements of Income

(unaudited)

(Years ended December 31)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2004 Annual Report Financial Review.

(millions of Canadian dollars)	2004	2003	2002
		(restated)(1)	(restated)(1)
Revenue
Gross sales	6,874	5,610	5,351
Less hedging loss (gain)	480	194	(75)
Gross sales net of hedging	6,394	5,416	5,426
Less royalties	1,124	894	927
Net sales	5,270	4,522	4,499
Other	85	76	80
Total revenue	5,355	4,598	4,579

Expenses
Operating	1,198	1,039	1,048
Transportation	192	181	194
General and administrative	183	152	138
Depreciation, depletion and amortization	1,650	1,435	1,462
Dry hole	311	251	174
Exploration	238	213	185
Interest on long-term debt	158	137	164
Stock-based compensation	171	185	—
Other	89	16	113
Total expenses	4,190	3,609	3,478
Gain on sale of Sudan operations	—	296	—
Income before taxes	1,165	1,285	1,101
Taxes
Current income tax	478	229	258
Future income tax (recovery)	(105)	(48)	175
Petroleum revenue tax	129	92	124
	502	273	557
Net income	663	1,012	544

Per common share (Canadian dollars)
Net income	1.77	2.56	1.29
Diluted net income	1.74	2.53	1.27
Average number of common shares outstanding (millions)	383	386	402
Diluted number of common shares outstanding (millions)	390	391	409

(1)          Prior years numbers have been restated to reflect changes in accounting policies adopted in 2004.

18

Consolidated Statements of Cash Flows

(unaudited)

(Years ended December 31)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2004 Annual Report Financial Review.

(millions of Canadian dollars)	2004	2003	2002
		(restated)(1)	(restated)(1)
Operating
Net income	663	1,012	544
Items not involving current cash flow	2,030	1,504	1,916
Exploration	238	213	185
Cash flow	2,931	2,729	2,645
Deferred gain on unwound hedges	—	(9)	(43)
Changes in non-cash working capital	203	(128)	(187)
Cash provided by operating activities	3,134	2,592	2,415

Investing
Capital expenditures
Exploration, development and corporate	(2,565)	(2,218)	(1,874)
Acquisitions	(317)	(661)	(244)
Proceeds of resource property dispositions	75	1,075	30
Investments	—	(11)	(36)
Changes in non-cash working capital	50	105	26
Cash used in investing activities	(2,757)	(1,710)	(2,098)

Financing
Long-term debt repaid	(667)	(791)	(1,397)
Long-term debt issued	912	292	1,417
Common shares purchased (net of proceeds on shares issued)	(284)	(184)	(184)
Common share dividends	(114)	(90)	(80)
Preferred securities redeemed	(402)	—	—
Preferred security charges	(15)	(38)	(42)
Deferred credits and other	164	28	(21)
Changes in non-cash working capital	(10)	—	—
Cash used in financing activities	(416)	(783)	(307)
Effect of translation on foreign currency cash	(21)	(28)	—
Net (decrease) increase in cash and cash equivalents	(60)	71	10
Cash and cash equivalents, beginning of year	98	27	17
Cash and cash equivalents, end of year	38	98	27

(1)          Prior years numbers have been restated to reflect changes in accounting policies adopted in 2004.

19

Historical Financial Summary

(millions of Canadian dollars unless otherwise stated)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2004 Annual Report Financial Review.

	(restated)
Years ended December 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Balance Sheets
Total assets	12,408	11,780	12,017	11,228	9,028	8,186	5,556	5,195	3,961	3,103
Income Statements
Total revenue	5,355	4,598	4,579	4,140	3,989	1,975	1,371	1,430	1,213	899
Total expenses	4,190	3,609	3,478	2,814	2,402	1,513	1,751	1,239	953	805
Gain on sale of Sudan operations	—	296	—	—	—	—	—	—	—	—
Income (loss) before taxes	1,165	1,285	1,101	1,326	1,587	462	(380)	191	260	94
Taxes
Current income tax	478	229	258	342	334	49	15	38	51	11
Future income tax (recovery)	(105)	(48)	175	84	216	116	(93)	64	82	48
Petroleum revenue tax	129	92	124	149	150	31	20	32	35
	502	273	557	575	700	196	(58)	134	168	59
Net income (loss)	663	1,012	544	751	887	266	(322)	57	92	35
Preferred security charges, net of tax	(9)	(22)	(24)	(24)	(22)	(13)	—	—	—	—
Gain on redemption of preferred securities	23	—	—	—	—	—	—	—	—	—
Income from discontinued operations	—	—	—	—	—	—	—	—	—	6
Net income (loss) available to common shareholders	677	990	520	727	865	253	(322)	57	92	41

Historical Operations Summary

	(restated)
Years ended December 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Daily Average Production
Total oil and liquids (bbls/d)	228,434	216,716	272,740	251,014	244,351	158,323	146,749	130,177	99,960	77,542
Total natural gas (mmcf/d)	1,259	1,090	1,036	1,010	988	904	748	658	647	650
Total (mboe/d)	438	398	445	419	409	309	271	240	208	186
Production (boe/share)	0.42	0.38	0.40	0.38	0.36	0.30	0.29	0.27	0.24	0.23
Proved reserves (boe/share)	4.0	3.5	3.8	3.7	2.9	2.6	2.5	2.3	1.9	1.7

Ratios and Key Indicators

(millions of Canadian dollars)

	(restated)
Years ended December 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Net income (loss)	663	1,012	544	751	887	266	(322)	57	92	35
Cash flow(1)	2,931	2,729	2,645	2,494	2,413	1,111	631	797	697	502
Exploration and development spending	2,538	2,180	1,848	1,882	1,179	996	1,145	951	557	379
Net acquisitions and (dispositions)	242	668	204	139	350	349	(92)	55	161	7
Debt/debt+equity (%)	34	31	40	42	32	38	50	45	30	36
Debt/cash flow (times)	0.84	0.81	1.13	1.20	0.72	1.98	3.31	2.18	1.29	1.80

Per common share
Net income (loss) ($)	1.77	2.56	1.29	1.80	2.09	0.67	(0.96)	0.17	0.30	0.14
Cash flow ($)(1)	7.65	7.07	6.58	6.16	5.84	2.97	1.88	2.43	2.24	1.73

Average royalty rate (%)	16	16	17	20	18	16	14	18	16	14
Unit operating costs ($/boe)	7.04	6.74	6.06	5.79	5.19	5.14	5.61	5.24	3.78	3.42
Unit DD&A ($/boe)	10.29	9.87	8.99	8.39	7.37	7.54	6.03	6.08	5.60	5.52

(1)          Non-GAAP measure.

See advisories on inside back cover.

20

Additional Information

Accounting Principles Generally Accepted in the United States

Talisman’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“US GAAP”). A summary of the significant differences between Canadian and US GAAP are as follows:

Net income in accordance with US GAAP:

Years ended December 31 (millions of Canadian dollars, unless otherwise stated)	2004	2003	2002
		(restated)	(restated)
Net income – Canadian GAAP	663	1,012	544
Reconciling items between Canadian and US GAAP	31	(473)	(459)
Income from continuing operations	694	539	85
Results of discontinued operations, net of tax	—	330	237
Income before cumulative effect of changes in accounting principles	694	869	322
Cumulative effect of changes in accounting principles, net of tax	—	53	—
Net income – US GAAP	694	922	322
Net Income per common share (Canadian dollars)
Basic	1.81	2.39	0.80
Diluted	1.78	2.36	0.79

Comprehensive income in accordance with US GAAP:

Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Net income – US GAAP	694	922	322
Other comprehensive income, net of tax:
Foreign exchange gain on translation of self-sustaining operations	288	650	170
Change in fair value of financial instrument	(40)	—	—
Comprehensive income – US GAAP	942	1,572	492

Balance sheet items in accordance with US GAAP are as follows

	2004		2003
December 31, (millions of Canadian dollars)	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
			(restated)
Total liabilities and shareholders’ equity	12,408	12,649	11,780	12,120

Net Production (after royalties)

	2004	2003	2002	2001	2000
Crude oil and liquids (bbls/d)
North America	43,303	45,035	47,182	49,145	49,018
North Sea	120,768	113,291	122,231	105,138	107,554
Southeast Asia	20,884	14,853	14,025	14,667	13,853
Algeria	8,338	3,351	—	—	—
Sudan	—	6,997	36,346	32,422	28,001
Total oil and liquids	193,293	183,527	219,784	201,372	198,426
Natural gas (mmcf/d)
North America	715	678	665	608	582
North Sea	105	103	107	97	117
Southeast Asia	194	110	89	89	104
Total natural gas	1,014	891	861	794	803
Total conventional (mboe/d)	362	332	363	334	332
Synthetic Oil (Canada)(mboe/d)	2.9	2.5	2.8	2.4	1.9
Total (mboe/d)	365	334	366	337	335

21

Directors and Executive

Board of Directors

Douglas D. Baldwin(2),(3),(4),(6)

Calgary, Alberta, Canada

Chairman, Talisman Energy Inc.

James W. Buckee(2),(5)

Calgary, Alberta, Canada

President and Chief Executive Officer

Talisman Energy Inc.

Kevin S. Dunne(3),(5),(6)

Tortola, British Virgin Islands

Corporate Director

Al L. Flood, C.M.(1),(4)

Thornhill, Ontario, Canada

Corporate Director

Dale G. Parker(1),(5)

Vancouver, British Columbia, Canada

Public Administration and Financial

Institution Advisor

Lawrence G. Tapp(3),(4)

Langley, British Columbia, Canada

Chairman, ATS Automation

Tooling Systems Inc.

Stella M. Thompson(2),(4),(5)

Calgary, Alberta, Canada

Principal, Governance West Inc.

President, Stellar Energy Ltd.

Robert G. Welty(1),(3)

Calgary, Alberta, Canada

Chairman, Chief Executive

Officer and Director

Sterling Resources Ltd.

Charles W. Wilson(1),(2),(6)

Evergreen, Colorado, United States

Corporate Director

(1)          Member of Audit Committee

(2)          Member of Executive Committee

(3)          Member of Governance and Nominating Committee

(4)          Member of Management Succession and Compensation Committee

(5)          Member of Pension Funds Committee

(6)          Member of Reserves Committee

Executive

James W. Buckee

President and Chief Executive Officer

Ronald J. Eckhardt

Executive Vice-President,

North American Operations

T. Nigel D. Hares

Executive Vice-President,

Frontier and International Operations

Joseph E. Horler

Executive Vice-President, Marketing

Michael D. McDonald

Executive Vice-President, Finance

and Chief Financial Officer

Robert M. Redgate

Executive Vice-President,

Corporate Services

M. Jacqueline Sheppard

Executive Vice-President, Corporate

and Legal, and Corporate Secretary

John ‘t Hart

Executive Vice-President, Exploration

Corporate Information

Executive Office

Talisman Energy Inc.

3400, 888 - 3rd Street S.W.

Calgary, Alberta, Canada T2P 5C5

Telephone:	(403) 237-1234
Facsimile:	(403) 237-1902

Website

www.talisman-energy.com

E-mail:  tlm@talisman-energy.com

Selected Field Offices

Talisman Energy (UK) Limited

Talisman House

163 Holburn Street

Aberdeen AB10 6BZ

Scotland

Telephone:	44 (1224) 352-500
Facsimile:	44 (1224) 353-400

Talisman (Asia) Ltd.

Setiabudi Atrium Office, Suite 410

Jl. H.R. Rasuna Said Kav. 62

Jakarta, 12920, Indonesia

Telephone:	62 (21) 521-0654
Facsimile:	62 (21) 521-0660

Talisman Malaysia Limited

Level 31

Menara Citibank

165 Jalan Ampang

50450 Kuala Lumpur, Malaysia

Telephone:	(603) 2162 6970
Facsimile:	(603) 2162 6972

Talisman Energy Norge A.S.

Bjergstedveien 1

N-4002

Stavanger, Norway 4002

Telephone:	47 5200 2000
Facsimile:	47 5200 1500

Goal Petroleum (Netherlands) B.V.

Atrium Bldg c/o Regus Centre

Strawinskylaan 3051

Amsterdam, The Netherlands 1077ZX

Telephone:	31 20301 2180
Facsimile:	31 20301 2317

Talisman (Trinidad) Petroleum Ltd.

4th Floor, Albion Plaza

22-24 Victoria Avenue

Port of Spain

Trinidad, West Indies

Telephone:	(868) 625-1515
Facsimile:	(868) 624-7999

Talisman Energy (Qatar) Inc.

Suite 2-1

Al Jaber Tower

Museum Street

Doha, Qatar

Telephone:	(974) 435-1815
Facsimile:	(974) 435-0980

Fortuna Energy Inc.

203 Colonial Drive

Suite 101

Horseheads, NY 14845

Telephone:	(607) 795-2700
Facsimile:	(607) 795-2701

Investor Relations Contacts

M. Jacqueline Sheppard

Executive Vice-President,

Corporate and Legal,

and Corporate Secretary

(403) 237-1183

David W. Mann

Senior Manager, Corporate and

Investor Communications

(403) 237-1196

Christopher LeGallais

Manager, Investor Relations

(403) 237-1957

22

Investor Information

Common Shares

Transfer agent:	Computershare Trust Company of Canada
Calgary, Toronto, Montreal, Vancouver
Co-transfer agent:	Computershare Trust Company Inc.
Authorized:	Unlimited number of common shares and unlimited number of first and second preferred shares
Issued:	375,185,290 common shares at December 31, 2004

Stock Exchange Listings

Common Shares

Symbol:                                                     TLM

Canada:                                                     Toronto Stock Exchange

United States:                     New York Stock Exchange

Public Debt

Trustee: Computershare Trust Company of Canada

7.125% (US$) unsecured debentures

7.25% (US$) unsecured debentures

8.06% unsecured medium term notes

5.80% unsecured medium term notes

Trustee: JP Morgan Chase, London Branch

6.625% (£) unsecured notes

Talisman’s public long-term debt is currently rated as:

Dominion Bond Rating Service - BBB (high);

Moody’s - Baa1;

S&P - BBB+

Private Debt

6.96% (US$) unsecured notes

6.89% (US$) unsecured notes, Series B

6.68% (US$) unsecured notes

Dividends

In 2004, the Company paid semi-annual dividends in June and December each in the amount of $0.15 per common share (on a post share split basis).  Talisman’s dividend policy is reviewed semi-annually by the Board of Directors.

Annual Meeting

The annual meeting of shareholders of Talisman Energy Inc. will be held at 10:30 a.m. on Tuesday, May 3, 2005 in the Exhibition Hall, North Building of the Telus Convention Center, 136 Eighth Avenue S.E., Calgary, Alberta.  Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with the management proxy circular.

Market Information

		2004			2003			2002
Common Shares(1)		TSX		NYSE	TSX		NYSE	TSX		NYSE
		(C$)		(US$)	(C$)		(US$)	(C$)		(US$)
Share Price	High	35.10		28.66	24.60		18.99	23.36		15.23
(dollars)	Low	23.68		17.64	18.37		11.77	17.10		10.70
	Close	32.35		26.96	24.51		18.87	18.95		12.06
Shares Traded	First quarter	86.2		23.4	114.9		30.3	79.2		23.7
(millions)	Second quarter	81.9		27.4	78.6		24.9	84.0		25.8
	Third quarter	81.3		19.2	71.4		23.7	89.1		32.4
	Fourth quarter	99.9		20.7	79.8		25.8	153.9		46.2
	Year	349.3		90.7	344.7		104.7	406.2		128.1
Year end shares outstanding (millions)			375			384			393
Weighted average shares outstanding (millions)			383			386			402
Year end stock options outstanding (millions)			20.8			23.6			22.2

(1)          Talisman divided its common shares on a 3:1 basis in May 2004.

All of the historical share numbers have been restated for comparability

23

Advisory – Forward-Looking Statements

This Annual Report Summary contains statements that constitute forward-looking statements within the meaning of applicable securities legislation.

Identifying Forward-Looking Statements

Forward-looking statements are included throughout this Annual Report Summary, including among other places, under the headings “A Premium Investment”, “A Very Strong Year in 2004”, “A Discussion with Dr. Jim Buckee”, “The Business Environment”, “A Well Executed and Consistent Strategy”, “Talisman’s Key Targets in 2005”, “Financial and Operating Performance”, and “Operating Areas”. These statements include, among others, statements regarding:

•                  anticipated cash flow and cash flow per share;

•                  estimates of future sales, production and operations or financial performance;

•                  business plans for drilling, exploration and development;

•                  the estimated amounts and timing of capital expenditures;

•                  estimates of drilling and operating costs;

•                  business strategy and plans or budgets;

•                  outlook for oil and gas prices;

•                  anticipated liquidity, capital resources and debt levels;

•                  royalty rates and exchange rates;

•                  the merits or anticipated outcome of pending litigation; and

•                  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results or operations or performance.

Statements concerning oil and gas reserves contained in this Annual Report Summary may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Material factors that could cause actual results to differ materially from those in forward-looking statements

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•                  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

•                  risks and uncertainties involving geology of oil and gas deposits;

•                  the uncertainty of reserves estimates and reserves life;

•                  the uncertainty of estimates and projections relating to production, costs and expenses;

•                  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•                  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•                  health, safety and environmental risks;

•                  uncertainties as to the availability and cost of financing;

•                  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

•                  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•                  general economic conditions;

•                  the effect of acts of, or actions against international terrorism; and

•                  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2005” and elsewhere in the Company’s 2004 Annual Report Financial Review; and, (2) under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2004. Additional information may also be found in the Company’s other reports on filewith Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

No obligation to update forward-looking statements

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Abbreviations and Definitions

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollars
FPSO	Floating Production, Storage and Offloading Vessel
LNG	Liquid Natural Gas
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmcf/d	million cubic feet per day
mmbtu	million British thermal units
mmcf	million cubic feet
Moody’s	Moody’s Investor Service
NYMEX	New York Mercantile Exchange
OECD	Organization of Economic Cooperation and Development
OPEC	Organization of Petroleum Exporting Countries
PSC	Production Sharing Contract
S&P	Standard & Poor’s Ratings Group
tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
UN	United Nations
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate
£	Pounds sterling

Natural gas is converted to oil equivalent at the ratio of six mcf to one boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman’s interest in production volumes (through working interests, royalty interests and net profits interests) before the deduction of royalties. Net production means Talisman’s interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means sum of the fractional working interest owned in gross wells expressed as whole numbers and fractions thereof.

Conversion & Equivalency Factors

Imperial		Metric
1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres

24

Advisory — Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. U.S. practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also discloses voluntarily, have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this report.

Throughout this Annual Report Summary, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicableat the burner tip and does not represent a value equivalence at the wellhead.

The reserves replacement ratio of 166% was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2004 by the Company’s 2004 conventionalproduction. The reserves replacement ratio of 179% was calculated by dividing the sum of changes (revisions of estimates, improved recovery, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2004 by the Company’s 2004 conventional production.

The Company’s management uses reserve replacement ratios, as described above, as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves. It should be noted that a reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not imbed the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Advisory — Non-GAAP Financial Measures

Included in this Annual Report Summary are references to terms commonly used in the oil and gas industry such as cash flow, cash flow per share and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, appears as a separate caption on the Company’s cash flow statement and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Debt to cash flow is a non-GAAP measure. Earnings from operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. The Company uses this data to evaluate performance of core operational activities on a comparable basis between periods. Our reported results of cash flow, cash flow per share and earnings from operations may not be comparable to similarly titled measures by other companies.

Advisory — Earnings from Operations

To assist in understanding the Company’s earnings from operations, the following table adjusts the Company’s net income, per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently, it is referred to as a non-GAAP measure. Our reported results may not be comparable to similarly titled measures by other companies. The Company uses this data to evaluate performance of core operational activities on a comparable basis between periods.

($ millions, except per share amounts)

	Year ended
December 31,	2004	2003
Net income	663	1,012
Gain on sale of Sudan operations(1)	—	(296)
Sudan operating income(1)	—	(44)

Stock-based compensation(2)	119	130
Insurance expenses(3)	12	—

Tax effects of unrealized foreign exchange gains on foreign denominated debt(4)	37	32

Tax rate reductions and other(4)	(58)	(161)
Earnings from operations(5)	773	673
Amounts per share – basic(6)	2.02	1.74
Amounts per share – diluted(6)	1.98	1.72

(1)        On March 12, 2003, Talisman completed the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan for net proceeds of $1,012 million and a gain of $296 million. During the period January 1, 2003 through March 12, 2003, the Sudan operations had after tax operating income of $44 million.

(2)        Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at December 31, 2004, which was first expensed during the second quarter of 2003. The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

(3)        Insurance costs relate to the current liability associated with past claims experience that is expected to be billed in future premiums.

(4)        Tax adjustments include the impact of Canadian corporate tax rate reductions in 2004 and 2003, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt.

(5)        This is a non-GAAP measure.

(6)        Per share amounts do not reflect the impact of preferred securities charges or gain on redemption of preferred securities.

Talisman has published a separate Annual Report
Financial Review, Corporate Responsibility Report and
Corporate Responsibility Summary. These reports are
available by contacting the Company and can also be
viewed on its website.

Talisman Energy Inc.

3400, 888 - 3rd Street S.W. Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234 Facsimile: (403) 237-1902

tlm@talisman-energy.com

www.talisman-energy.com

Talisman Energy Inc.

2004 Annual Report Financial Review

and Supplementary Information

Management’s Discussion and Analysis

Consolidated Financial Statements

Supplementary Oil and Gas Information

Additional Information

Detailed Property Reviews

Directors and Executive

Corporate Information

Investor Information

Market Information

Advisory, Abbreviations and Definitions

Production and Exploration Areas

About Talisman

Talisman was established as an independent company in 1992 and is an upstream oil and gas producer with global operations. Talisman’s headquarters are in Calgary, Alberta, Canada.

The Company’s objective is value creation for its shareholders with a target of 5-10% annual production per share growth.

Talisman’s 2004 production was concentrated in North America (47%), the North Sea (32%) and Southeast Asia (18%). Approximately 52% of Talisman’s production was crude oil and liquids and 48% was natural gas.

The Company is focusing on larger, deep gas opportunities in North America and large international projects, which it believes will generate higher organic growth rates on average than its peer group.

Talisman is listed on both the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 index.  At year end, the Company had an enterprise value (share value and debt) of approximately $15 billion, with 375 million shares outstanding.

Talisman is committed to conducting its activities in a socially, environmentally and economically responsible manner. Talisman’s stakeholders are encouraged to read the Company’s 2004 Corporate Responsibility Report.

A New Format

This 2004 Annual Report Financial Review provides the Company’s detailed Management’s Discussion & Analysis, Consolidated Financial Statements and Notes, Supplementary Information and Detailed Property Reviews. The 2004 Annual Report Summary contains an overview of Talisman’s financial and operating results, core areas and investor information and can be obtained from the Company or viewed online at www.talisman-energy.com.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Report Financial Review. Talisman Energy Inc. has a number of subsidiaries which conduct business in various parts of the world. For ease of reference, the terms “Talisman” and “Company” are used in this Annual Report Financial Review to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise. Referencesto production, reserves, acreage and drilling are gross numbers unless otherwise indicated.

Management’s Discussion and Analysis
(March 14, 2005)

Financial Statements & Supplementary Information

Consolidated Financial Statements
Report of Management	25
Auditors’ Report	26
Consolidated Balance Sheets	27
Consolidated Statements of Income	28
Consolidated Statements of Retained Earnings	28
Consolidated Statements of Cash Flows	29
Notes to the Consolidated Financial Statements	30

Supplementary Oil and Gas Information
Results of Operations from Oil and Gas Producing Activities	54
Capitalized Costs Related to Oil and Gas Activities	54
Costs Incurred in Oil and Gas Activities	55
Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves	55
Continuity of Net Proved Reserves	57

Additional Information
Historical Financial Summary	58
Consolidated Financial Ratios	59
Ratios and Key Indicators	59
Historical Operations Summary	60
Product Netbacks – gross	61
Net Production (after royalties)	62
Product Netbacks – (net of royalties)	63
Historical Gross Proved Reserves	64
Probable Reserves	64
Continuity of Gross Proved Reserves	65

Detailed Property Reviews
2004 Landholdings	66
2004 Drilling	66
Five Year Drilling Results	66
North America	67
North Sea	69
Southeast Asia	70
Algeria	71
Trinidad and Tobago	71
Sudan	71
Exploration Areas	71
Directors and Executive	72
Corporate Information	73
Investor Information	74
Market Information	75
Advisory, Abbreviations and Definitions	76

Management’s Discussion and Analysis

Highlights

(millions of Canadian dollars, unless otherwise stated)	2004	2003	2002
		(Restated(1))	(Restated(1))
Net income	663	1,012	544
Dividends	114	90	80
Per share(2) (Canadian dollars)
Net income	1.77	2.56	1.29
Dividends	0.30	0.23	0.20
Production (mboe/d)	438	398	445
Production per share(2) (boe/share)	0.42	0.38	0.40
Average sales price(3) ($/boe)	42.75	38.51	32.89
Gross sales(3)	6,874	5,610	5,351
Operating costs(3) ($/boe)	7.04	6.74	6.44
DD&A, exploration and dry hole expense	2,199	1,899	1,821
Cash provided by operating activities	3,134	2,592	2,415
Exploration and development spending	2,538	2,180	1,848
Total assets	12,408	11,780	12,017
Total long-term debt and preferred securities	2,457	2,634	3,428
Proved reserves additions (before acquisitions and divestitures) (mmboe)	265	143	157
Proved reserves (mmboe)	1,488	1,362	1,485
Reserves replacement ratio(4)	166%	99%	121%

(1)          Restatement of prior years to effect retroactive adoption of the new accounting policy on asset retirement obligations as at January 1, 2004.  See note 2 to the Consolidated Financial Statements.

(2)          All per share amounts have been retroactively restated to reflect the impact of the Company’s three for one stock split. See note 9 to the Consolidated Financial Statements.

(3)          During 2004, the Company reclassified transportation costs on a retroactive basis.  Previously, these costs had been netted off against revenues or included as operating expenses. See note 2 to the Consolidated Financial Statements.

(4)          See the MD&A section entitled Reserves Replacement for method of calculation.

This Management’s Discussion and Analysis (MD&A) dated March 14, 2005, should be read in conjunction with the Consolidated Financial Statements of the Company. In particular, note 20 provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company’s Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada. A summary of the differences between accounting principles generally accepted in Canada (Canadian GAAP) and those generally accepted in the United States (US GAAP) is contained in note 21 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman’s working interest share (including royalty interests and net profits interests) before deduction of royalties. Throughout this MD&A the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars unless otherwise indicated. All comparative percentages are between the years ended December 31, 2004 and December 31, 2003, unless stated otherwise.

Talisman Energy Inc. has a number of subsidiaries which conduct business in various parts of the world. Talisman Energy Inc.’s financial statements are prepared on a consolidated basis. For ease of reference, throughout this MD&A the terms “Talisman” and the “Company” are used to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise.

Additional information relating to the Company, including the Company’s Annual Information Form, can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company’s annual report on Form 40-F may be found in the EDGAR database at www.sec.gov.

Talisman’s Performance Highlights in 2004

In 2004, total production averaged 438 mboe/d and the Company exited the year producing 452 mboe/d in December. Net income was $663 million ($1.77/share) as higher world commodity prices and increased production were partially offset by the impact of the stronger Canadian dollar in relation to its US counterpart and increased hedging losses, royalties, operating expenses, DD&A and taxes. Net income of $1,012 million in 2003 included the gain on the Sudan sale of $296 million and a $160 million gain from Canadian federal and provincial tax rate reductions.

During 2004, nine million shares were repurchased at an average price of $31.81/share, debt plus preferred securities decreased by $177 million and the Company’s semi-annual dividend rate increased 12.5% to $0.15/share.

Operational highlights for the year included the completion of the Angostura oil and gas field development located on Block 2(c) offshore Trinidad with first oil in January 2005 and the Monkman b-60-E deep gas well discovery in Canada. In the North Sea, first production from the Tartan North field was two months ahead of schedule and approval for the development of the Tweedsmuir fields was received. In Indonesia, an agreement was signed to sell an additional 2.3 tcf of natural gas from the Corridor PSC, in which Talisman has a 36% interest.

In 2004, production averaged 438 mboe/d, 10% above last year’s average. Production per share increased 11%. Talisman spent $2.5 billion on exploration and development activities and participated in drilling 641 successful wells in 2004. During 2003 and 2002, production averaged 398 mboe/d and 445 mboe/d, respectively. These figures include the results of the Sudan operations which were sold during the first quarter of 2003. Excluding Sudan operations, production averaged 385 mboe/d in both 2003 and 2002.

In 2004, Talisman added 265 mmboe of proved reserves, before acquisitions and dispositions, replacing 166% of production. Including acquisition and disposition activity, the Company added 286 mmboe of proved reserves, replacing 179% of production.

Net Income

(millions of dollars)

Gross Sales

(millions of dollars)

Net Income Per Share

(dollars)

Return on Equity

(%)

2004 Variances

The significant variances from 2003 as summarized in the net income variance table are:

•                  Higher commodity prices and increased production more than offset the impact of the strengthening of the Canadian dollar and higher royalties.

•                  Higher commodity prices increased hedging losses.

•                  Operating expense increased due to current year acquisitions in the North Sea.

•                  Current taxes rose as a result of increased commodity prices and higher production.

•                  Cash stock-based compensation payments increased by $35 million.

•                  The gain on the sale of the Sudan operations in 2003 was $296 million.

•                  Depreciation, depletion and amortization expense increased $215 million as a result of higher production and increased costs in North America.

•                  The non-cash portion of the stock-based compensation expense decreased by $49 million (before tax).

•                  Future taxes are lower in 2004 due to higher cash taxes.

2005 Outlook Summary

Talisman anticipates 2005 production per share to grow to approximately 0.44-0.47 boe/share. Additional discussion of management’s estimates and assumptions for 2005 can be found in the MD&A section entitled Outlook for 2005.

•                  Production is expected to average 445,000-475,000 boe/d, without acquisitions or dispositions.

•                  Production increases are expected in most of the Company’s geographic segments with the majority coming from international projects.

•                  Exploration and development spending is expected to be $3.1 billion ($1.4 billion in North America and $1.0 billion in the North Sea).

•                  The development of the Tweedsmuir and Tweedsmuir South fields in the North Sea will continue with anticipated production start-up in late 2006 (adding approximately 45,000 boe/d in 2007).

•                  The Trinidad development project started production in January 2005 and is expected to average 12,000-16,000 bbls/d, net to Talisman, in 2005.

•                  Long-term debt is expected to remain relatively unchanged at $2.5 billion.

Net Income (millions of dollars)
2003 Net income(1)	1,012
Favorable (unfavorable)
Cash items variance
Oil and liquids volumes	164
Natural gas volumes	342
Natural gas prices	216
Natural gas foreign exchange price impact	(174)
Oil and liquids prices	1,020
Oil and liquids foreign exchange price impact	(304)
Hedging – Commodities	(286)
Royalties	(230)
Other revenue	9
Operating expense	(159)
Transportation expense	(11)
Interest expense	(21)
Current taxes (including Petroleum Revenue Tax)	(301)
General and administrative	(31)
Stock-based compensation payments	(35)
Other	3
Total cash items variance	202
Non-cash items
Gain on sale of Sudan	(296)
Depreciation, depletion and amortization expense	(215)
Dry hole expense	(60)
Exploration expense	(25)
Future taxes (including Petroleum Revenue Tax)	72
Stock-based compensation (non-cash)	49
Other	(76)
Total non-cash items variance	(551)
2004 Net income	663

(1)          Restatement of prior year to effect retroactive adoption of the new accounting policy on asset retirement obligations as at January 1, 2004. See note 6 to the Consolidated Financial Statements.

Sale of Sudan Operations

On March 12, 2003, Talisman completed the sale of an indirectly held subsidiary, which owned an interest in the Greater Nile Oil Project in Sudan, to ONGC Videsh Limited, a subsidiary of India’s national oil company. The aggregate amount realized by Talisman from the transaction (including interest and cash received by Talisman between September 1, 2002 and closing) was $1.13 billion (US$771 million). (See note 19 to the Consolidated Financial Statements.)

Segmented Results Review

Talisman is an independent international upstream oil and gas company whose main business activities include exploration, development, production, transporting and marketing of crude oil, natural gas and natural gas liquids. The Company’s operations in 2004 were conducted principally in four geographic segments: North America, the North Sea, Southeast Asia and Algeria. The Trinidad Angostura project began production in January 2005. Exploration is being advanced in other areas outside the principal geographic segments including Alaska, Colombia, Qatar and Peru. The Company’s indirectly held interest in the Greater Nile Oil Project in Sudan was sold on March 12, 2003. The following is a brief summary of the financial results of each geographic segment. Additional geographic financial results disclosure may be found in note 20 of the Consolidated Financial Statements. The Company’s pre-tax segmented income as discussed below is before corporate general and administration, interest, stock-based compensation, taxes and non-segmented foreign exchange gains and losses. Effective January 1, 2004, with the adoption of the new hedge accounting rules (see notes 1(k) and 11 to the Consolidated Financial Statements) the Company allocates hedging gains and losses on the basis of the percentage of relative hedged production. More detailed analysis of the Company’s results can be found after this Segmented Results Review.

North America (excludes Alaska)

During 2004, the North America operations contributed $877 million or 51% of the Company’s pre-tax segmented income of $1.7 billion, down from $892 million (61% of $1.5 billion) in 2003. Gross sales in North America increased 9% to $3.1 billion due principally to higher commodity prices and natural gas production. North American production averaged 205,000 boe/d, up 1% over 2003, and represented 47% of the Company’s total production in 2004. North American operating expense increased 7% to $421 million due to increased natural gas volumes, higher processing fees and well workover and maintenance costs. DD&A increased to $785 million, up from $688 million due to higher production and 2003 acquisitions. Exploration expense increased to $123 million due to the expanded exploration budget. Total exploration and development spending for North America in 2004 was $1.5 billion, up 31% over 2003.

North Sea

The North Sea pre-tax segmented income increased to $486 million and accounted for 28% of the Company’s pre-tax segmented income during 2004, down from 30% in 2003. North Sea gross sales increased 30% to $2.4 billion due primarily to higher prices and increased liquids production, resulting from current year acquisitions. Production averaged 140,800 boe/d or 32% of the Company’s total production. This 7% increase in production also contributed to increases in operating expenses of $134 million and DD&A expense of $45 million. Royalty expense increased due to prior period adjustments in 2003. Dry hole expense increased to $109 million with the inclusion of costs associated with eight wells. Exploration and development spending for the North Sea was $507 million, up 2% from 2003.

Production

(mboe/d)

Southeast Asia

Southeast Asia contributed 22% ($379 million) to the Company’s pre-tax segmented income in 2004. Gross sales increased 83% to $1.1 billion with a full year of production from PM-3 CAA in Malaysia/Vietnam and increases from Corridor in Indonesia. Southeast Asia production averaged 79,000 boe/d, an increase of 80% over 2003 and contributed 18% to the Company’s total production. Total operating expenses increased 14% from 2003 to $98 million, but unit costs were down 37% to $3.39 per boe as a result of the increase in production mainly related to the low unit cost PM-3 CAA volumes. DD&A expense increased with the growth in production. Capital spending for Southeast Asia was $255 million, down 19% from 2003.

Algeria

Algeria contributed 6% ($97 million) to the Company’s pre-tax segmented income in 2004. Gross sales increased 170% to $254 million with continuing production increases after startup in 2003. Production for 2004 averaged 13,500 bbls/d. Unit operating costs in 2004 decreased 31% to $3.51/bbl as a result of the production increases. Capital spending for Algeria was $8 million, down 76% from 2003 due to the completion of the initial development phase of the Greater MLN project.

Other Exploration and Development

Development continued on the Angostura oil and gas field located on Block 2(c) offshore Trinidad. Including exploratory drilling on the adjacent Block 3(a) and 3D seismic on the onshore Eastern Block, the Company spent $191 million in Trinidad during 2004. Production from the Angostura field started in January 2005. Elsewhere, during 2004 the Company spent $125 million, the majority of which was in Alaska, Colombia, Qatar and Peru.

Corporate Results Review

Revenue

Revenues from oil, liquids and natural gas sales in 2004 were $6.9 billion, up 23% over last year due to higher oil and liquids prices ($716 million), gas volumes ($342 million), oil and liquids volumes ($164 million) and natural gas prices ($42 million). As a result of higher prices, hedging losses in 2004 were $286 million greater than 2003.

Daily Production Volumes

	2004	2003	2002
Oil and liquids (mbbls/d)
North America	57.4	59.6	62.7
North Sea	121.9	113.1	127.5
Southeast Asia	35.6	24.4	22.5
Algeria	13.5	6.6	—
Sudan	—	13.0	60.0
	228.4	216.7	272.7
Natural gas (mmcf/d)
North America	885	864	820
North Sea(1)	114	109	122
Southeast Asia	260	117	94
	1,259	1,090	1,036
Total (mboe/d @ 6:1)	438	398	445
Production per share (boe/share)	0.42	0.38	0.40

(1)          Includes gas acquired for injection and subsequent resale of 5 mmcf/d in 2004.

In 2004, production averaged 438 mboe/d for the year, 10% above last year’s average. Production per share increased 11%. The 2003 and 2002 production averages of 398 mboe/d and 445 mboe/d, respectively, include the results of the Sudan operations which were sold during the first quarter of 2003. Excluding the Sudan operations, production averaged 385 mboe/d in both 2003 and 2002. Production in 2004 was 14% higher than the previous year, excluding the Sudan production.

During 2004, North America natural gas production increased by 21 mmcf/d to 885 mmcf/d. This 2% growth in production is due to Talisman’s drilling program. During 2004, Talisman drilled 620 wells in North America with a 94% success rate. Significant production increases were achieved in Appalachia which averaged 89 mmcf/d, up 29 mmcf/d, and in Alberta Foothills, up 21 mmcf/d to 151 mmcf/d, as new wells were brought onstream, which more than offset decreases resulting from natural declines. North America oil and liquids production averaged 57,392 bbls/d during the year, down 4% from 2003 due to natural declines and the Company’s continued focus on natural gas.

North Sea oil and liquids production averaged 121,861 bbls/d, an increase of 8% over 2003, due to the impact of drilling results and asset acquisitions. During 2004, the Company completed a number of acquisitions, one of which increased the Company’s interest in a number of fields in the Flotta Catchment Area. The Company also acquired a 67% interest in the Galley field, as well as additional minor working interests in other North Sea fields and exploration blocks. During the fourth quarter, production averaged 127,943 bbls/d, up 15% over the third quarter, and exited 2004 with production of 132,000 bbls/d in December. North Sea production highlights for 2004 included the startup of the Tartan North development ahead of schedule in August. North Sea natural gas production increased 5% to 114 mmcf/d.

Southeast Asia oil and liquids production averaged 35,644 bbls/d in 2004, an increase of 46% over 2003. Total production for the year in Malaysia/Vietnam increased to 22,388 bbls/d from 8,672 the previous year, reflecting a full year of production from the PM-3 CAA Phase 2 development project, which came on stream in September 2003. Indonesia oil and liquids production averaged 13,255 bbls/d, down 16% from 2003 due to natural decline and the expiry of the Tanjung contract during the fourth quarter of 2004.

Southeast Asia natural gas production increased 122% to 260 mmcf/d in 2004. Natural gas production from PM-3 CAA Phase 2 increased to 119 mmcf/d in 2004, due to a full year of Phase 2 production. Natural gas sales in Indonesia averaged 141 mmcf/d with higher Corridor sales to Caltex and a full year of sales to Singapore, which commenced in September of 2003, under a 20 year contract with Gas Supply Pte Ltd.

Algeria oil production for 2004 averaged 13,537 bbls/d, up from 6,594 bbls/d in 2003 which reflected a partial year of production.

Commodity Prices(1)

	2004	2003(2)	2002(2)
Oil and liquids ($/bbl)
North America	42.11	35.78	32.81
North Sea	48.29	39.72	38.76
Southeast Asia	51.29	41.35	40.12
Algeria	51.17	39.01	—
Sudan	—	43.89	37.79
	47.45	39.09	37.34

Natural gas ($/mcf)
North America	6.83	6.58	4.20
North Sea	5.55	4.77	4.16
Southeast Asia	4.74	5.72	5.65
	6.28	6.30	4.33
Company $/boe (6 mcf=1 boe)	42.75	38.51	32.89
Hedging loss/(income) excluded from the above prices
Oil and liquids ($/bbl)	5.42	2.05	0.09
Natural gas ($/mcf)	0.07	0.08	(0.22)
Total $/boe (6mcf=1boe)	3.02	1.34	(0.46)
Benchmark prices
WTI (US$/bbl)	41.40	30.99	26.15
Dated Brent (US$/bbl)	38.22	28.83	25.03
NYMEX (US$/mmbtu)	6.09	5.44	3.25
AECO (C$/gj)	6.44	6.35	3.86
US$/Canadian$ exchange rate	0.768	0.714	0.637
Canadian$/Pound sterling exchange rate	2.384	2.288	2.358

(1)          Prices exclude gains or losses related to hedging activities and do not include synthetic oil.

(2)          During 2004, the Company reclassified transportation costs on a retroactive basis. Previously, these costs had been partially netted off against realized prices. See note 2 to the Consolidated Financial Statements.

World oil prices reached record levels during 2004, with WTI averaging US$41.40/bbl, a 34% increase over the 2003 WTI average of US$30.99/bbl. North American natural gas prices increased 12% over 2003 with NYMEX averaging US$6.09/mmbtu.

More than 90% of the Company’s revenues are either received in US dollars or are closely referenced to US dollars. The Company converts these revenues to Canadian dollars for reporting purposes. The strengthening of the Canadian dollar reduced Talisman’s reported oil and liquids price by $3.62/bbl to $47.45/bbl, a 21% increase over 2003. During the same time period, WTI increased 34% to average US$41.40 during 2004. Talisman’s North America oil and liquids price averaged $42.11/bbl, up 18% from last year. The Company’s North Sea oil and liquids price averaged $48.29/bbl, up 22% over 2003. The Company’s Southeast Asia oil and liquids price averaged $51.29/bbl, up 24% over 2003. The Company’s Algeria oil price averaged $51.17/bbl, up 31% over 2003, as the price was impacted by the timing of production liftings.

Talisman’s average natural gas price in North America increased 4% to $6.83/mcf. The strengthening of the Canadian dollar during 2004 reduced Talisman’s reported North America natural gas price by

$0.47/mcf. The Company’s North Sea natural gas price increased 16% as a result of an increase in the spot price due to tightening supply/demand fundamentals.

The Company’s natural gas price in Southeast Asia averaged $4.74/mcf, down 17% from 2003, due to the increase in sales from Malaysia/Vietnam, where prices are referenced to the Singapore fuel oil spot market and averaged $3.09/mcf in 2004. Gas production from Malaysia/Vietnam accounted for 46% of Southeast Asia gas production during the current year, up from 4% of total 2003 production for the area. A large portion of Corridor gas production which constituted approximately 51% of the Company’s 2004 gas sales in Southeast Asia, is exchanged for Duri crude oil on an energy equivalence relationship and is sold offshore with payment in US dollars, and averaged $6.38/mcf.

The Company’s average sales prices are before a net hedging loss of $480 million, comprised of a $0.07/mcf loss on gas hedges (2003 – $0.08/mcf loss) and a $5.42/bbl loss on oil hedges (2003 – $2.05/bbl loss). The physical and financial commodity price contracts for 2005 outstanding at year end are disclosed in notes 11 and 12 to the Consolidated Financial Statements with additional discussion in the MD&A section entitled Derivative Financial Instruments and Commodity Sales Contracts. Additional discussion of the expected impact of commodity price contracts on the Company’s 2005 results can be found in the Outlook for 2005 section of this MD&A. The Company’s accounting policy with respect to derivative financial instruments and commodity contracts is disclosed in note 1(k) to the Consolidated Financial Statements.

Royalties(1)

	2004		2003(2)		2002(2)
	Rates (%)	$millions	Rates (%)	$millions	Rates (%)	$millions
Oil and liquids
North America	20	174	21	155	21	149
North Sea	1	19	—	(3)	4	74
Southeast Asia	41	277	39	143	37	122
Algeria	38	97	49	46	—	—
Sudan	—	—	46	97	40	328
	14	567	14	438	18	673
Natural gas
North America	19	425	21	432	18	224
North Sea	8	18	6	11	12	21
Southeast Asia	25	114	5	13	4	9
	19	557	18	456	15	254
	16	1,124	16	894	17	927

(1)          Royalty rates do not include synthetic oil.

(2)          During 2004, the Company reclassified transportation costs as an expense on a retroactive basis. Previously, these costs had been partially netted off against revenues. This change has no impact on net income, but increased revenues, resulting in reduced royalty rates, which are percentages of reported prices. See note 2 to the Consolidated Financial Statements.

The consolidated royalty expense increased 26% to $1,124 million in 2004, due to higher commodity prices, increased volumes and rate increases in Southeast Asia.

In North America, natural gas royalties decreased slightly to $425 million, averaging 19%, down from 21% in 2003. This reflects higher gas cost allowance, operating costs and royalty holidays, in addition to the increase to 89 mmcf/d in the Company’s Appalachia production, which had a lower royalty rate.

In Southeast Asia, the natural gas royalty rate increased as a result of the impact of the payout of cost recovery pools at Corridor during the first quarter of 2004. Under the terms of the Corridor production sharing contract (PSC), after the Company has recovered its historical capital costs, the Government of Indonesia increases its share of production, which results in a higher royalty rate. Corridor’s natural gas royalty rate averaged 29% during 2004, compared to 5% in the prior year. The Southeast Asia royalty rate was also impacted by a higher proportion of Malaysia/Vietnam volumes at a royalty rate of 24%. Under the terms of the production sharing contract in Malaysia, 60% of gas production is available for cost recovery. The government receives 10% of production as royalty and the remaining 30% profit gas is split 50% to the government and 50% to the working interest owners. This results in a total royalty of 25%, which is combined with a 13% royalty rate in Vietnam for a blended rate of 24%. This royalty rate is expected to continue until the Malaysia gas cost pools are recovered in 2013, based on current forecasts of production and prices.

The Company’s oil and liquids royalty rate remained constant at 14%, while the amount of royalties paid increased 29% to $567 million.This increase is due primarily to a combination of higher prices and production increases in Southeast Asia and Algeria, partially offset by the sale of the Sudan operations. Southeast Asia oil and liquids royalties averaged 41% in 2004, up from 39% in 2003. The total expense almost doubled to $277 million due to production increases in Malaysia/Vietnam where rates, which are tied to production levels, reached a current maximum of 35%, up from 31% last year. Under the terms of the production sharing contract in Malaysia, 50% of oil production is available for cost recovery. The government receives 10% of production as royalty and the remaining 40% profit oil is split 70% to the government and 30% to the working interest owners. This results in a total royalty of 38%, which is combined with an 18% royalty rate in Vietnam for a blended rate of 35%. This royalty rate is expected to continue until the Malaysia oil cost pools are recovered in the second half of 2006 based on current forecasts of production and prices. In 2007, the rate is expected to increase to approximately 41%.

In Algeria, the royalty expense more than doubled to $97 million as production increased 105% from last year, while the rate decreased to 38% from 49%.

Under the terms of the Algeria production sharing contractual arrangement, Talisman is subject to a 51% total government take, part of which is income tax, during the first five years of production. During the first four years of production, Talisman receives accelerated production entitlement. During the fifth year of the agreement, any accelerated production entitlement received by Talisman during the first four years in excess of49% on a cumulative basis reverts to the government.

Accordingly, during the first four years of production, Talisman will record a deferred royalty expense and liability for any production entitlement received in excess of 49%. During 2004, Talisman recorded deferred Algerian royalties of $18 million, for a total of $32 million to date. In both 2004 and 2003, total taxes and royalties combined to average a rate of 51%.

Operating Expenses and Unit Operating Costs

	2004		2003(1)		2002(1)
	$/bbl	$millions	$/bbl	$millions	$/bbl	$millions
Oil and liquids
North America	6.75	135	6.28	131	5.55	121
North Sea	13.27	592	11.51	475	9.87	459
Southeast Asia	5.57	73	7.22	64	7.77	64
Algeria	3.51	17	5.07	12	—	—
Sudan	—	—	3.73	18	3.82	84
	9.89	817	8.96	700	7.39	728

	$/mcf	$millions	$/mcf	$millions	$/mcf	$millions
Natural gas
North America	0.79	257	0.75	237	0.71	212
North Sea	0.55	23	0.37	14	0.43	19
Southeast Asia	0.27	25	0.50	22	0.59	21
	0.66	305	0.69	273	0.67	252
Company (boe)	7.04	1,122	6.74	973	6.44	980
Synthetic oil	20.67	23	22.63	22	18.00	19
Pipeline	—	53	—	44	—	49
	—	1,198	—	1,039	—	1,048

(1)          During 2004, the Company reclassified transportation costs on a retroactive basis. Previously, these costs had been partially included in operating expenses. See note 2 to the Consolidated Financial Statements.

Total operating expenses for the Company during 2004 were $1.2 billion, 15% higher than last year, with the North Sea comprising $134 million or almost 84% of the $159 million year-over-year increase. On a per unit basis, oil and liquids costs increased 10% to $9.89/bbl and natural gas costs averaged $0.66/mcf, a 4% decrease from 2003.

North America oil and liquids operating costs during 2004 were $135 million, an increase of 3% from 2003, due to increases in maintenance and well workovers, partially offset by reduced power costs. On a per unit basis, the increase in total costs coupled with a 4% decrease in volumes resulting in a 7% increase to $6.75/bbl. Unit operating costs for natural gas increased 5% to $0.79/mcf with higher processing and maintenance and well workover costs partially offset by reduced power costs and the lower unit operating costs ($0.25/mcf) in Appalachia.

In 2004, North Sea operating expenses of $615 million were up $126 million or 26% over last year due to the impact of increased production resulting from recent acquisitions and a 4% strengthening in the pound sterling against the Canadian dollar. The acquisitions resulted in an increase of $97 million of the $126 million increase over 2003. Unit operating costs averaged $11.93/boe which reflects increased maintenance and well workover costs as well as pipeline repair costs at Beatrice.

Southeast Asia unit operating costs decreased 37% to $3.39/boe, due to higher PM-3 CAA and Corridor sales volumes. Oil and liquids unit costs averaged $5.57/bbl, down 23% from the prior year.

In Malaysia/Vietnam, PM-3 CAA unit costs averaged $2.10/bbl, a 66% decrease from 2003, due to increased production volumes. Indonesia unit costs increased 46%, averaging $11.44/bbl, primarily reflecting increased costs and decreased volumes associated with the expiry of the Tanjung contract during the fourth quarter of 2004. Southeast Asia natural gas unit costs averaged $0.27/mcf, 46% less than 2003. At Corridor, total gas expenses decreased by $1 million and production increased by 26% for an average of $0.38/mcf, 25% less than last year. Malaysia/Vietnam averaged $0.12/mcf as production increased to 119 mmcf/d, up from 5 mmcf/d in 2003.

Algeria unit operating costs averaged $3.51/bbl, a decrease of 31% from $5.07/bbl, due to the production increase in 2004.

Transportation Expenses

Effective 2004, the Company began accounting for transportation costs as expenses, on a retroactive basis. Previously, these costs had been either netted off against the realized price or included as a component of operating costs, depending on the circumstances in the various geographic segments. Prior year comparatives were restated to reflect this change in accounting policy. See note 2 to the Consolidated Financial Statements for further details. The result of this reclassification, which had no impact on net income, is set forth in the table below:

	2004		2003		2002
		$millions		$millions		$millions
Oil and liquids ($/bbl)
North America	0.49	10	0.48	10	0.38	9
North Sea	1.14	51	1.16	48	1.24	56
Southeast Asia	0.23	3	0.41	4	0.82	7
Algeria	1.76	9	1.77	4	—	—
Natural gas ($/mcf)
North America	0.20	66	0.21	67	0.24	71
North Sea	0.35	14	0.37	15	0.45	20
Southeast Asia	0.41	39	0.77	33	0.93	31
		192		181		194

Depreciation, Depletion and Amortization Expense

(includes accretion of ARO)

	2004		2003(1)		2002(1)
	$/boe	$millions	$/boe	$millions	$/boe	$millions
North America	10.47	785	9.26	688	8.32	606
North Sea	12.83	661	12.85	616	12.54	676
Southeast Asia	6.02	174	5.92	95	6.24	87
Algeria	5.99	30	6.99	17	—	—
Sudan	—	—	3.98	19	4.24	93
	10.29	1,650	9.87	1,435	8.99	1,462

(1)          Restatement of prior year to effect retroactive adoption of the new accounting policy on asset retirement obligations (ARO) as at January 1, 2004. See note 6 to the Consolidated Financial Statements.

The Company’s 2004 depreciation, depletion and amortization (DD&A) expense increased $215 million or 15% to $1.7 billion, with a per unit rate of $10.29/boe. During the fourth quarter of 2004, the Company recorded an adjustment to DD&A related to prior quarters of the year and changed the estimated lives of certain assets. The DD&A rates in North America increased primarily due to higher drilling costs, increased capital expenditures on infrastructure projects and the inclusion of costs associated with US property and midstream acquisitions in 2003. In the North Sea, total expense increased 7% to $661 million due to the impact of increased production, while the unit rate remained constant. Total DD&A expense for Southeast Asia increased primarily as a result of increased production from Malaysia/Vietnam, which has a higher DD&A rate.

For additional information relating to DD&A refer to the MD&A section entitled Application of Critical Accounting Policies and to note 5 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of dollars)	2004	2003	2002
North America	128	135	128
North Sea	109	69	9
Southeast Asia	25	9	4
Algeria	4	1	—
Sudan	—	—	13
Other	45	37	20
	311	251	174

During 2004, the Company incurred dry hole expenses of $311 million, $60 million higher than last year. In the North Sea, a total of seven wells were expensed and accounted for the majority of the overall increase. The Company also wrote off two wells in Indonesia, four wells in Malaysia/Vietnam and four wells in the rest of the world.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial explorationwells are written off to dry hole expense in the year such determination is made. Until such determination is made, the costs are included innon-depleted capital. At year end, $284 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A pending final determination, the majority of which were drilled in 2004 (2003 – $283 million; 2002 – $353 million).

Exploration Expense

(millions of dollars)	2004	2003	2002
North America	123	87	66
North Sea	28	21	20
Southeast Asia	20	17	19
Algeria	—	—	5
Sudan	—	5	6
Other(1)	67	83	69
	238	213	185

(1)          Other includes Trinidad, Qatar and Alaska.

Exploration expense consists of geological and geophysical costs, seismic, land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting.  Exploration expense is closely tied to the total amount of exploration activity in a year.

Corporate and Other

(millions of dollars)	2004	2003	2002
G&A expense	183	152	138
Interest expense	158	137	164
Capitalized interest	13	24	25
Stock-based compensation	171	185	—
Preferred securities charges	15	38	42
Other revenue	85	76	80
Other expense	89	16	113

General and administrative (G&A) expense increased due to salary increases and additional personnel due to expanding investment and operations, additional documentation requirements associated with corporate governance initiatives, and higher legal and pension costs.  On a unit basis, G&A was $1.14/boe (2003 – $1.05/boe; 2002 – $0.85/boe).

As a result of the reduction in the total balance of long-term debt and preferred securities, partially offset by higher effective interest rates during the year, the sum of interest on long-term debt, capitalized interest and preferred securities charges decreased by $13 million to $186 million. Interest capitalized over the last year is primarily associated with the Angostura development in Trinidad, which came on production in January 2005, and the Tweedsmuir development project in the North Sea.

During 2004, the Company redeemed its outstanding preferred securities, realizing a $23 million gain (net of tax), being the difference between the carrying value and the redemption cost. The redemptions were funded from current cash flow and bank borrowings, and gains were credited directly to retained earnings. Preferred securities charges, net of taxes, of $9 million have been charged directly to retained earnings.  Preferred securities charges, before tax, totaled $15 million. Net income per share includes both the after tax gain on the redemption of, and after tax charges for, preferred securities.

Other revenue includes pipeline and custom treating revenues and miscellaneous income. Other expense for 2004 included foreign exchange losses of $30 million, property impairments in the North Sea at Iona and Claymore of $31 million, a net loss on property dispositions of $30 million, and a $20 million insurance expense adjustment partially offset by a gain on the unwinding of cross currency and interest rate swap contracts of $15 million.  The loss on property dispositions was comprised of a loss of $49 million on a sale of North American assets partially offset by gains on other dispositions, principally the sale of the Madura property in Indonesia.

Stock-Based Compensation

Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at December 31, 2004, which was first expensed during 2003.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options, or cash units exercise price. The $171 million expensed in 2004 was comprised of $89 million non-cash and $82 million cash. The number of options exercised in 2004 was high relative to historical trends.  Over the course of the year, the average exercise price of all outstanding options increased from $17.55 per share to $19.58 per share.

The Company’s stock option plans were amended during 2003 to provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option’s exercise price and the Company’s share price approximately at the time of surrender.  The cash payment alternative is expected to result in reduced shareholder dilution in the future as it is anticipated that most holders of the stock options (now and in the future) will elect to take a cash payment.  Such cash payments made by the Company to stock option holders are deductible by the Company for income tax purposes, making these plans more cost effective.

Since the introduction of the cash feature, approximately 98% of options that have been exercised, have been exercised for cash, resulting in reduced dilution of shares.

Additional stock-based compensation expense or recoveries in future periods is dependent on the movement of the Company’s share price and the number of outstanding options and cash units.

Income Taxes

The Company’s effective tax rate for 2004, after deducting Petroleum Revenue Tax (PRT), was 36% compared to 15% in 2003 and 44% in 2002. A number of events in the past two years have significantly impacted the Company’s effective tax rates including tax rate reductions in Canada, sale of the Company’s indirectly held interest in the Greater Nile Oil Project in Sudan in 2003 and a supplemental oil and gas tax enacted in the UK in 2002.

Effective Income Tax Rate

(millions of dollars)	2004	2003(1)	2002(1)
Income before tax	1,165	1,285	1,101
Less PRT
Current	124	72	91
Future	5	20	33
	129	92	124
	1,036	1,193	977
Income tax expense/(recovery)
Current	478	229	258
Future	(105)	(48)	175
	373	181	433
Effective income tax rate (%)	36	15	44

(1)          Restatement of prior year to effect retroactive adoption of the new accounting policy on asset retirement obligations as at January 1, 2004. See note 6 to the Consolidated Financial Statements.

In 2004, the Company recorded a future tax recovery of $50 million due to a reduction in Canadian federal and provincial tax rates, compared to a $160 million recovery of future taxes in 2003 for both Canadian rates. A similar reduction in the Alberta corporate tax rate in 2002 resulted in a future tax recovery of $12 million. Effective April 17, 2002, the UK increased its corporate income tax rate applicable to North Sea oil and gas profits by enacting a 10% supplementary charge. This increased the Company’s future tax expense for 2002 by $128 million.  Partially offsetting this tax increase was the acceleration of tax allowances for capital expenditures incurred after April 17, 2002.

A normalized effective tax rate after removing the impact of the Canadian and UK tax rate changes, the tax on unrealized foreign exchange gains on foreign denominated debt and the impact of the gain on disposal of the Sudan operations would have been 37% in 2004, 34% in 2003 and 35% in 2002.  Foreign exchange rate fluctuations over the past two years have resulted in taxes on gains related to inter-company loans and non-Canadian dollar denominated debt, for which there is no corresponding component of the unrealized gain reflected in income before taxes. See note 15 to the Consolidated Financial Statements for additional information on the Company’s income taxes.

Current income tax expense increased to $478 million in 2004, due primarily to higher commodity prices and volumes, which resulted in increases in current taxes of $175 million in the North Sea, $50 million in Southeast Asia, $33 million in Algeria and $22 million in North America.

The UK Government levies PRT on North Sea fields which received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, increased as a result of both higher prices and volumes on fields in the UK subject to PRT.

Capital Spending(1),(3)

(millions of dollars)	2004	2003	2002
North America	1,500	1,580	939
North Sea	721	693	518
Southeast Asia	235	316	269
Algeria	8	34	107
Trinidad	191	130	78
Sudan	—	2	98
Other(2)	125	93	43
Corporate, IS and Administrative	26	38	26
	2,806	2,886	2,078

(1)          Includes expenditures for exploration, development and asset acquisitions net of dispositions, but excludes the Sudan disposition in 2003.

(2)          Other includes Colombia, Peru, Qatar and frontier North America.

(3)          Includes interest costs which are capitalized on major development projects until facilities are completed and ready for use.

Natural gas continues to be the focus of the Company’s capital investment activities in North America, supplemented by low risk oil projects and strategic acquisitions. Of the $1.5 billion of capital spending in North America, $590 million related to exploration activities while development accounted for $862 million. The Company participated in 444 gas wells and 137 oil wells in North America and had a success rate of 94%. Development spending was concentrated in the predominantly gas producing core areas in the Alberta Foothills, Greater Arch, Deep Basin, Monkman/BC Foothills, Edson and Appalachia regions. In addition, the Company spent $48 million on acquisitions ($110 million, net of dispositions of $62 million), including US properties ($93 million).

Total capital spending in the North Sea was $721 million including $150 million for exploration and $357 million for development with the remaining $214 million for net property acquisitions. Development activityincluded the Tweedsmuir project and drilling and recompletion activity within the Clyde, Buchan, Tartan, Piper and Claymore fields. In addition, development expenditures were incurred in Norway on the Gyda field. A total of 17 successful development wells were drilled during 2004 in the North Sea. Exploration drilling included the successful 21/1a North Buchan J5 well which added significant reserves to Tweedsmuir. During 2004, the Company completed a number of acquisitions, the most significant of which was the $176 million acquisition from Intrepid which resulted in an increase in the Company’s interests in a number of fields in the Flotta Catchment Area. The Company also acquired a 67% interest in the Galley field, as well as additional minor working interests in other North Sea fields and exploration blocks.

Malaysia/Vietnam accounted for a majority of the $235 million of total capital spending in Southeast Asia, due to the PM-3 CAA development and the South Angsi field development in PM305. Talisman participated in drilling 14 successful development wells in Malaysia/Vietnam during 2004. In addition, one successful exploration well was drilled in PM-3 CAA. A total of $3 million, net of proceeds on disposition, was spent in Indonesia. Talisman participated in drilling two unsuccessful wells in Indonesia during 2004.

Capital spending in Algeria totaled $8 million in 2004, as the Company participated in three successful wells during the year.

In Trinidad, a total of $191 million was spent on the Angostura development and exploration activity.

During 2004 the Company spent $63 million in Alaska on seismic, exploratory drilling and land acquisitions. Talisman spent $17 million in Colombia on exploration drilling during 2004, as well as $11 million on seismic acquisition in Qatar and $13 million on exploration in Peru.

Information related to details and funding of the 2005 capital expenditures program is included in the Outlook for 2005 section of this Management’s Discussions and Analysis.

Reserves Replacement

Talisman drilled 641 successful wells in 2004 and increased its total proved reserves by 9% to 1,488 mmboe at the end of 2004. The Company replaced 179% of conventional production from all sources and 166% through the drill bit. Talisman’s net proved reserves increased by 11% to 1,207 mmboe. Drilling related reserve additions totalled 265 mmboe. Talisman also acquired 21 mmboe of proved reserves.

Proved oil and liquids reserves increased 7% to 618 mmbbls. Talisman added a total of 121 mmbbls, including 85 mmbbls in the North Sea, 18 mmbbls in Southeast Asia, 13 mmbbls in Algeria and 13 mmbbls in North America, partially offset by an 8 mmbbls reduction in Trinidad. The majority (75%) of these reserve additions were through discoveries, additions, extensions and revisions. North America (30%) and the North Sea (48%) account for the majority of Talisman’s oil reserves. These are predominantly high quality crude oil and natural gas liquids.  Talisman has virtually no heavy oil or bitumen reserves.

Talisman’s proved natural gas reserves increased by 11% in 2004, totaling 5.2 tcf at year end. Talisman’s North American natural gas reserves were 2.6 tcf at year end, unchanged from the previous year. In North America, the Company added a record 479 bcf through the drill bit (147% of production), offset by record natural gas production (325 bcf), minor net asset sales (50 bcf) and downward revisions to existing reserves (113 bcf). These numbers include Fortuna’s natural gas reserves in the northeastern US, which totalled 153 bcf (an increase of 40%) at year end, with the addition of 59 bcf through drilling activities.

Talisman’s proved international natural gas reserves increased 26% to 2.6 tcf at year end. The majority of this increase came from the addition of 695 bcf of proved undeveloped reserves in Indonesia as a result of an agreement to sell gas to PT Perusahaan Gas Negara (Persero), Tbk. (“PGN”), the Indonesian national gas transmission and distribution company. These reserves will be developed over the next two years, in anticipation of sales commencing in the first quarter of 2007.

Over the past three years, Talisman has added 565 mmboe of proved reserves through discoveries, additions and extensions (including revisions) and acquired 58 million boe of proved reserves net of dispositions (not including the impact of the sale of Talisman’s indirect interest in the Greater Nile Oil Project in Sudan). Approximately 90% of Talisman’s proved reserves have been independently evaluated over the past three years.

The reserves replacement ratio of 166% was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2004 by the Company’s 2004 conventional production. The reserves replacement ratio of 179% was calculated by dividing the sum of changes (revisions of estimates, improved recovery, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2004 by the Company’s 2004 conventional production.

The Company’s management uses reserve replacement ratios, as described above, as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves. It should be noted that a reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not imbed the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Liquidity and Capital Resources

Talisman’s long-term debt at year end was $2.5 billion, down from a total of $2.6 billion of long-term debt ($2.2 billion) and preferred securities ($431 million) at the end of last year. During 2004, the Company generated $3.1 billion of cash provided by operating activities and spent $2.5 billion on exploration and development and a net $242 million on acquisitions. In addition, the Company financed the redemption of the preferred securities, repurchased nine million common shares and paid dividends of $114 million. At year end, the Company had drawn $328 million of its available $1,335 million bank lines of credit. The Company maintains a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System under which it may issue up to US$1 billion of debt securities in the US public debt market until January 2006, at which time the current registration statement could no longer be used and a new registration statement would have to be filed.

In 2005, $241 million (US$200 million) of long-term debt matures. None of this debt has been classified as a current liability as the Company currently has the ability and intention to refinance amounts due within one year with existing bank facilities.

At December 31, 2004, the Company had an excess of current liabilities over current assets of $673 million. In 2005, cash provided by operating activities is expected to range between $3.6 and $3.8 billion, with capital expenditures of $3.1 billion, dividends of $110 million and share repurchases in the amount of approximately $300 million. The Company does not expect working capital to change significantly, but to the extent that funds are required to meet obligations, the Company can draw down on its existing bank credit facilities ($1.0 billion available for drawdown at December 31, 2004).

During 2004, the Company redeemed its outstanding preferred securities, realizing a $23 million gain (net of tax), being the difference between the carrying value and the redemption cost. The redemptions were funded from current cash flow and bank borrowings and gains were credited directly to retained earnings. See note 8 to the Consolidated Financial Statements.

During 2004, the Company implemented a three-for-one share split of its issued and outstanding common shares. All per share statistics included in this MD&A have been restated to reflect this share split. See note 9 to the Consolidated Financial Statements.

The Company repurchased 8,987,400 common shares under its normal course issuer bid (NCIB) during 2004 for a total of $286 million ($31.81/share). Subsequent to year end, the Company repurchased an additional 3,811,300 common shares as at March 2, 2005 under the NCIB for a total of $128 million ($33.57/share). The NCIB expires in March 2005 and the Company has received Board of Directors’ approvalto renew the NCIB for another year. This will allow the Company to repurchase up to 5% of the Company’s common shares outstanding at the time of renewal.

Two common share dividends were paid in 2004 for a total of $114 million ($0.30/share). The Company’s dividend is determined semi-annually by the Board of Directors. At year end, there were 375 million common shares outstanding, down from 384 million at December 31, 2003. As at March 2, 2005, there were 371 million common shares outstanding, as well as 19,779,240 stock options outstanding.

At the end of 2004, Talisman’s ratio of debt to cash provided by operating activities was 0.78:1 and of debt to debt plus equity was 34%.

For additional information regarding the Company’s liquidity and capital resources, refer to note 7 to the Consolidated Financial Statements. In addition, refer to the Sensitivities table included in the Outlook Section of this MD&A for possible 2005 impacts of variousfactors on the Company’s estimated 2005 net income and cash provided by operating activities.

Talisman’s investment grade senior unsecured long-term debt credit ratings remain unchanged with Dominion Bond Rating Service (“DBRS”), Moody’s Investor Service, Inc. (“Moody’s”) and Standard & Poor’s (“S&P”) at BBB (high), Baa1 and BBB+, respectively.

Commitments and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; settlements of derivative financial instruments; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations and significant commitments can be found in notes 7 and 12 to the Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the next section of this MD&A.

The following table includes the Company’s expected future payment commitments and estimated timing of such payments.

			Payments due by period(1),(2) (millions of dollars)
Commitments	Recognized in financial statements	Total	Less than 1 year	1-3 years	4-5 years	6-10 years	11-15 years	After 15 years
Long-term debt	Yes – Liability	2,457	241	948	318	12	577	361
Abandonment obligations(3)	Yes – Partially accrued as liability	2,639	23	96	79	181	604	1,656
Office leases	No	195	23	40	34	91	7	—
Ocean-going vessel leases	No	159	85	74	—	—	—	—
Transportation and processing commitments	No	1,012	150	206	152	281	158	65
Minimum work commitments(4)	No	327	269	58	—	—	—	—
Other service contracts	No	143	86	21	8	19	9	—
Stock options and cash units(5)	Yes – Partially accrued as liability	282	160	122	—	—	—	—
Total		7,214	1,037	1,565	591	584	1,355	2,082

(1)          Payments exclude ongoing operating costs related to certain leases, interest on long-term debt, and payments made to settle derivative contracts.

(2)          Payments denominated in foreign currencies have been translated at the December 31, 2004 exchange rate.

(3)          The abandonment obligation represents management’s probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

(4)          Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration or drilling obligations.

(5)          The liability for stock options and cash units recognized on the balance sheet is based on the Company’s year end stock price and the number of options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company’s stock price at the time of exercise.

Derivative Financial Instruments and Commodity Sales Contracts

The Company manages its exposure to fluctuations in foreign exchange rates, interest rates, electricity costs and commodity prices in part through the use of derivative financial instruments and commodity sales contracts. The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(k) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2004, including their respective fair values, are detailed in notes 11 and 12 to the Consolidated Financial Statements.

During 2004, the Company had commodity price derivative financial instruments covering 79,000 bbls/d or 35% of the Company’s 2004 worldwide oil and liquids production and 55 mmcf/d or 6% of the Company’s 2004 North American natural gas production. This resulted in a net decrease to recorded sales of $480 million (2003 – $194 million decrease; 2002 – $75 million increase). At December 31, 2004, the Company had outstanding commodity price derivative contracts that cover approximately 6,000 bbls/d (2%) of the Company’s anticipated 2005 worldwide oil and liquids production. An additional 15 mmcf/d (2%) of anticipated 2005 North American natural gas production has been committed under fixed price commodity sales contracts. The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. See notes 11 and 12 to the Consolidated Financial Statements for additional details regarding the contracts outstanding at year end.

In order to support the Company’s investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts. In conjunction with the PM-3 CAA development project the Company has entered into a long-term firm supply contract for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market. The majority of Talisman’s Corridor natural gas production in Indonesia is currently sold to Caltex under longterm sales agreements, with the majority of the natural gas sales exchanged for crude oil on an energy equivalent relationship. The crude oil received from Caltex is then sold offshore. Sales to Singapore from Corridor are also under long-term sales agreements referenced to the spot price of fuel oil in Singapore. During 2004, the Company signed a long term contract to sell 2.3 tcf of Corridor natural gas to West Java, over a 17 year period with gas sales commencing in 2007, at a price of US$1.91/mcf, with no associated transportation costs. The Company’s share of sales will be approximately 810 bcf based on its 36% interest. The Company anticipates having sufficient production to meet all future delivery commitments.

Effective January 1, 2004, the Company’s US dollar cross currency and interest rate swap contracts were no longer designated as hedges of the £250 million Eurobond, which resulted in a revaluation of this debt and a deferred gain of $17 million which is being amortized over the period to 2009. The swap contracts were terminated in 2004 for net cash proceeds of $138 million and resulted in an additional gain of $15 million. The termination of these contracts did not accelerate recognition of the deferred gain into income.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties. The Board of Directors has authorized the Company to enter into commodity derivative agreements, which in aggregate do not exceed 40% of total estimated production. With the current high commodity prices and the Company’s strong balance sheet, management does not believe the capital expenditure program is under significant risk and has not actively renewed the derivatives program.

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

	Three months ended
(millions of Canadian dollars, unless otherwise stated)	Total Year	Dec. 31	Sept. 30	June 30	March 31
2004
Gross Sales	6,874	1,828	1,788	1,705	1,553
Total revenue	5,355	1,402	1,355	1,337	1,261
Net income(1)	663	121	122	197	223
Net income available to common shareholders(2)	677	121	122	200	234
Total assets	12,408	12,408	12,407	13,007	12,290
Total long-term liabilities	5,934	5,934	5,883	6,100	5,860
Capital expenditures
Exploration	952	250	280	200	222
Development	1,586	478	407	309	392
Per common share (dollars)
Net income(1),(2)	1.77	0.32	0.32	0.52	0.61
Diluted net income(2),(4)	1.74	0.31	0.31	0.51	0.60
Daily average production
Oil and liquids (bbls/d)	228,434	235,612	218,441	229,579	230,136
Natural gas (mmcf/d)(3)	1,259	1,292	1,263	1,244	1,236
Total (mboe/d)	438	451	429	437	436

2003 (Restated)
Gross Sales	5,610	1,351	1,272	1,220	1,767
Total revenue	4,598	1,128	1,077	1,023	1,370
Net income(1)	1,012	108	128	202	574
Net income available to common shareholders(2)	990	103	122	197	568
Total assets	11,780	11,780	11,634	11,481	11,849
Total long-term liabilities	5,544	5,544	5,594	5,473	5,981
Capital expenditures
Exploration	784	221	215	165	183
Development	1,396	437	360	327	272
Per common share (dollars)
Net income(1),(2)	2.56	0.27	0.32	0.51	1.46
Diluted net income(2),(4)	2.53	0.24	0.31	0.50	1.44
Daily average production
Oil and liquids (bbls/d)	216,716	229,166	202,008	188,682	247,369
Natural gas (mmcf/d)	1,090	1,138	1,064	1,061	1,096
Total (mboe/d)	398	419	379	365	430

(1)          Net income and net income before discontinued operations and extraordinary items are the same.

(2)          Net income available to common shareholders, net income per share and diluted net income per share are after preferred security charges and have been restated to include the gain on redemption of preferred securities in 2004. See note 17 to the Consolidated Financial Statements.

(3)          Includes gas acquired for injection and subsequent resale of 5 mmcf/d in Total Year, 8 mmcf/d in June and March, and 3 mmcf/d in, Dec. and Sept.

(4)          Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if convertible instruments, such as stock options, were exercised in exchange for common shares. However, since inception of the Company’s Stock Appreciation Rights Plan, only approximately 2% of stock options have been exercised for common shares, therefore the dilution was insignificant.

The following discussion highlights some of the more significant factors that impacted net income in the eight most recently completed quarters.

During the fourth quarter of 2004, revenue increased over the previous quarter as increases in total volumes combined with higher gas prices to more than offset the impact of a stronger Canadian dollar and increased hedging losses. Net income remained relatively constant in the quarter as reductions in stock-based compensation, operating expenses and dry hole costs were offset by increases in DD&A, impairments and G&A expenses as well as a loss on disposal of fixed assets.

In the third quarter, revenue rose over the second quarter as the increase in oil prices more than offset the reduction in production, resulting from maintenance shutdowns. Net income in the third quarter declined from the previous quarter, as the increase in revenue was more than offset by increases in hedging losses, dry hole costs, exploration expenses and current income taxes. In the first two quarters of 2004, revenue continued to rise due to increases in both commodity prices and production partially offset by increased hedging losses. These factors combined with the benefit of tax rate reductions to increase net income in the first quarter of 2004 over the last quarter of 2003.

A higher charge for stock-based compensation and reduced tax rate reductions resulted in a drop in net income during the second quarterof 2004 from the previous quarter.

In the first quarter of 2003, the gain on the sale of the Sudan operations increased net income by $296 million. The sale of these operations contributed to the drop in revenues and royalties during the following three quarters of 2003, which was partially offset by production increases in other areas and continued high commodity prices. Net income during the second quarter of 2003 was increased by $160 million due to a reduction in the Canadian federal and provincial tax rates. The Company began recording stock-based compensation in the second quarter of 2003. The second quarter’s net income was reduced by a $105 million ($70 million after tax) catch-up expense relating to outstanding stock options. The third and fourth quarters of 2003 included an additional $80 million ($50 million after tax) of stock-based compensation expense.

Application of Critical Accounting Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company’s Audit Committee to fulfill its financial statement oversight role, management regularly meets with the Committee to review the Company’s significant accounting policies, estimates and any significant changes thereto including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, that may have an impact on the Company’s financial results relate to the accounting for property, plant and equipment, asset retirement obligation and goodwill. The rate at which the Company’s assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management’s control. Reserves recognition is central to much of the accounting for an oil and gas company as described below.

Reserves Recognition

Underpinning Talisman’s oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty, technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year end commodity prices with a cost profile based on current operations. In particular, in international operations consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field’s life cycle, may be added to reserves or conversely may no longer qualify for reserves recognition.

The Company’s reserves and revisions to those reserves, though not separately reported on the Company’s balance sheet or income statement, impact the Company’s reported net income through the amortization of the Company’s property, plant and equipment (PP&E), asset and goodwill impairments and the provision for future asset retirement obligations.

The Reserves Committee of Talisman’s Board of Directors reviews the Company’s reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, amongst other things, reviewing the Company’s reserves booking process and recommending to the Board of Directors of Talisman the Company’s annual statement of reserves data and other oil and gas information. The IQRE reports the Company’s annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company’s PP&E is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset’s cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management’s view as to the operational life span of an asset will impact the Company’s future DD&A expense.

As outlined in the Company’s DD&A accounting policy and PP&E notes (notes 1(d) and 5 to the Consolidated Financial Statements), $1.2 billion (2003 – $866 million) of the Company’s PP&E is not currently subject to DD&A. Approximately one quarter of these costs ($255 million) relate to the Angostura development project, which came on production in January 2005, at which time amortization commenced. The remainder of the $1.2 billion of non-depleted capital relates to the costs of other development projects ($478 million) which will be amortized when production commences, the costs of acquired unproved reserves ($133 million) and incomplete drilling activities, including those wells under evaluation or awaiting commencement of production ($284 million). Uncertainty exists with the treatment of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells were determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that in the case of acquired probable reserves associated with producing fields, these costs would beamortized over the reserve base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management’s view of the likelihood of the existence of economically producible reserves.

Successful Efforts Accounting

The successful efforts method is used to account for oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the PP&E balance to be depleted on a unit of production basis in the future.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company’s oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Individual oil and gas assets are considered impaired under the successful efforts method if their fair value falls below their carryingvalue. Goodwill is considered to be impaired if its fair value, principally determined based on discounted cash flows, falls below its carryingvalue. Both tests require management to make assumptions regarding cash flows well into the distant future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and in the case of goodwill, discount rates. During the past three years, isolated asset impairments have occurred (2004 – $31 million, 2003 – $30 million; 2002 – $74 million), however, it is possible that future impairments may be material.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The allocation process is inherently subjective and impacts the amounts assigned to the various individually identifiable assets and liabilities as well as goodwill. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or initially for acquired probable reserves. Accordingly, the allocation process impacts the Company’s reported assets and liabilities and future netincome due to the impact on future depreciation, depletion and amortization expense and impairment tests.

Asset Retirement Obligations

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertaintyassociated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. The total undiscounted abandonment liability is currently estimated at $2.6 billion, which is based on management’s probability weighted estimate of costs and in accordance with existing legislation and industry practice.

As indicated in the MD&A section entitled New Canadian Accounting Pronouncements, the accounting for Asset Retirement Obligations was adopted on a retroactive basis effective January 1, 2004. Under these accounting requirements, the fair value of the Company’s Asset Retirement Obligations (ARO) has been recorded as a liability on the Company’s balance sheet. In determining the fair value of the Company’s ARO liability, management developed a number of possible abandonment scenarios to which probabilities were judgmentally assigned. At December 31, 2004, the discounted fair value of the Company’s ARO liability is $1.3 billion, (2003 – $1.2 billion). As an indication of possible future changes in the estimated liability, if all of the Company’s abandonment obligations could be deferred by one additional year, the fair value of the liability would have decreased by approximately $60 million.

Foreign Exchange Accounting

Talisman’s worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes.Talisman’s foreign currency translation policy, as detailed in note 1(i) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company’s operations to the various currencies. The adoption of the US dollar, effective for 2002, as the Company’s functional currency is a reflection of Talisman’s overall exposure to US dollar denominated transactions, assets and liabilities; oil prices are largely denominated in US dollars as is much of the Company’s corporate debt and international capital spending and operating costs. However, the Company’s operations in the UK and Canada are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK pounds sterling and Canadian dollars, respectively. Currently, the Company’s foreign exchange translation exposure principally relates to US dollar denominated UK and Canadian oil sales.

As part of the adoption by the Company as at January 1, 2004, of the new accounting guideline on Hedging Relationships, AcG 13 and effective January, 2004, the Eurobond debt, denominated in UK pounds sterling, and the Company’s Canadian dollar debt were designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations, respectively. As such the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

Production Sharing Contractual Arrangements

A significant portion of the Company’s operations outside North America and the North Sea are governed by production sharing contracts (PSCs). Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (‘cost oil’) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (‘profit oil’). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company’s share of profit oil represents Talisman’s hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company’s working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid out of the respective national oil company’s entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman’s investment and costs in a PSC is dependent on commodity prices and consequently, Talisman’s share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company is dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year end prices decrease, the amount of net after royalty reserves the Company books may increase and vice versa.

New Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued a number of accounting pronouncements, some of which may impact the Company’s reported results and financial position in future periods.

Exchange of Non-monetary Assets

The CICA has issued an exposure draft to amend section 3830 and redefine when a transaction should be measured at fair value rather than book value. Under current rules, a transaction is a non-monetary transaction if the cash component is less than 10% of the value exchanged. The new test will be based on the commercial substance of the transaction and will require an assessment of the timing, amount and risk of the expected cash flows from the assets being exchanged. For example, if a property that is currently producing is swapped for undeveloped land, the nature of the expected cash flows would be quite different and this transaction would be measured at fair value under the proposed rules. A final standard is expected during the first half of 2005.

Other Comprehensive Income/Financial Instruments

The CICA is expected to issue a new standard in early 2005, effective for the reporting of year-end 2006. The new standard will bring Canadian rules in line with current rules in the US. The standard introduces the concept of “Other Comprehensive Income” to Canadian GAAP and requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or other comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to other comprehensive income and be brought into net income at the time the underlying hedged item is settled. It is expected that this standard will be effective for Talisman’s 2006 reporting. Any instruments that do not qualify for hedge accounting will be marked to market with the adjustment (tax effected) flowing through the income statement.

Talisman does not currently have any hedges in place that carry into 2006 so the impact would not be significant based on current positions.

Asset Retirement Obligations

Effective January 1, 2004, the CICA adopted a new accounting standard that changed the method of accruing for costs associated with the retirement of fixed assets which an entity is legally obligated to incur. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The Company adopted this new accounting standard on a retroactive basis as at January 1, 2004. See note 6 to the Consolidated Financial Statements. The US has adopted a similar rule commencing January 1, 2003.

The accounting standard required the retroactive restatement of the Company’s financial statements upon adoption in 2004. The adjustment required to the December 31, 2003 balance sheet and income statement to implement this change in accounting was as follows:

(millions of dollars, except per share amounts)	As Reported December 31, 2003	Adjustment upon adoption of ARO standard in 2004	Restated December 31, 2003
Property, plant and equipment	9,778	415	10,193
Provision for future site restoration	840	317	1,157
Future income taxes	2,088	39	2,127
Retained Earnings	1,844	59	1,903
DD&A expense	1,443	(8)	1,435
Future income tax (recovery)	(51)	3	(48)
Net income	1,007	5	1,012
Net income per share ($/share)	2.55	0.01	2.56
Diluted net income per share ($/share)	2.52	0.01	2.53

Impairments of Long-Lived Assets

The Company adopted the CICA new accounting standard on Impairment of Long-Lived Assets, effective January 1, 2004. Under this standard, if a long-term asset is identified as being impaired, as determined by its undiscounted future cash flows, the amount of impairment is to be calculated based on the asset’s fair value (present value of expected future cash flows). This is consistent with the US GAAP methodology. Prior to this standard, the impairment as calculated under Canadian GAAP was based on the asset’s undiscounted future cash flows.

Hedge Accounting

The CICA has issued a new accounting guideline on Hedging Relationships, (AcG 13), which was effective for 2004. This guideline, in addition to supplementing and interpreting existing hedging requirements under Canadian GAAP, established certain other conditions required before hedge accounting may be applied. As a result of this new guideline, effective January 1, 2004, the Company’s US dollar cross currency swap contracts and interest rate swap contracts were no longer designated as hedges of the Eurobond. These contracts were subsequently terminated in 2004 for proceeds of $138 million. As a result of these contracts no longer hedging the Eurobond debt, on January 1, 2004, the Company recorded a deferred gain of $17 million, which will be amortized over the period to 2009, the original term of the contracts. The termination of these contracts did not accelerate the recognition of the deferred gain into income. The debt is now revalued each period at the period end exchange rate. The translation of this debt as at December 31, 2004 resulted in an increase to long-term debt of $106 million over the amount reported at December 31, 2003.

The Company’s long-term debt denominated in UK pounds sterling and Canadian dollars have been designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations, respectively. Unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation. Had the Company not designated such debt as hedges of the Company’s net investments in its self-sustaining operations, the Company’s net income could have been subject to increased volatility in the future upon revaluation into US dollars of UK pounds sterling and Canadian dollar denominated debt.

Variable Interest Entities

The CICA’s new accounting guideline on Consolidation of Variable Interest Entities (AcG 15), was effective January 1, 2004. A variable interest entity (VIE) is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. AcG 15 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns, or both. Management has determined that this guideline does not impact the Company’s financial position, operating results or cash provided by operating activities.

Outlook for 2005(1)

	Estimated for 2005	Actual 2004
Cash provided by operating activities	3.6-3.8 billion	3.1 billion

	Estimated for 2005			Actual 2004
Exploration and development spending (millions of dollars)	Exploration	Development	Total E&D	Total E&D
North America	571	874	1,445	1,452
North Sea	153	872	1,025	507
Southeast Asia	65	245	310	255
Algeria	8	47	55	8
Trinidad	65	35	100	191
Other	125	—	125	125
	987	2,073	3,060	2,538

Production (daily average)	Lower 2005 estimate	Upper 2005 estimate	Actual 2004
Oil and liquids (bbls/d)
North America	54,000	56,000	57,392
North Sea	117,000	125,000	121,861
Southeast Asia	33,000	37,000	35,644
Algeria	15,000	17,000	13,537
Trinidad	12,000	16,000	—
	231,000	251,000	228,434
Natural gas (mmcf/d)
North America	920	940	885
North Sea(2)	110	120	114
Southeast Asia	255	285	260
	1,285	1,345	1,259
Barrels of oil equivalent (mboe/d)	445	475	438

Commodity price and exchange rate assumptions	Estimated for 2005	Actual 2004
US$/bbl WTI oil price	40.00	41.40
US$/mmbtu NYMEX natural gas price	6.25	6.09
US$/C$ exchange rate	0.80	0.77
C$/£ exchange rate	2.25	2.38

(1)   A 2005 estimate of net income and net income per share has not been provided due to the inherent difficulties of estimating certain non-cash expenses, such as dry hole, property impairments and non-cash stock based compensation. The Outlook for 2005 excludes acquisitions and dispositions, notably the Norway acquisition announced on February 1, 2005.

(2)   Includes gas acquired for injection and subsequent resale (of 23, 23, and 5 mmcf/d in lower estimate, upper estimate and actual 2004, respectively).

Talisman expects to increase production 2-8% in 2005. Production for 2005 is expected to average approximately 445,000-475,000 boe/d with most of the increase coming from Trinidad, Malaysia and North America.

Unit operating costs are expected to decrease by 5-7% largely due to a projected stronger Canadian dollar and the commencement of low cost production in Trinidad. However, unit production costs, in addition to being impacted by currency exchange rates are dependent on achieving expected production levels. Net capital spending is expected to be $3.1 billion and excludes significant corporate and asset acquisitions. The Company anticipates participating in the drilling of 525 North American and 102 international wells during 2005 (gross).

North America

In 2005, natural gas will continue to be the focus of the Company’s exploration activities in North America, including deep gas exploration in Western Canada and the ongoing drilling program in northeastern United States, supplemented by low risk oil projects. North American natural gas production in 2005 is expected to increase between 3-5% to average between 920-940 mmcf/d, while oil and liquids is expected to average 54,000-56,000 bbls/d, as the Company will spend almost 90% of the North America budget on natural gas exploration and development. The Company expects to spend $1.4 billion on capital projects and drilling in 2005, virtually unchanged from 2004. The Company plans to participate in approximately 525 wells in 2005, including 10-12 high impact exploration wells. Unit operating costs are expected to increase slightly to approximately $5.50/boe due to higher taxes, processing costs and water handling charges.

North Sea

North Sea production is expected to average 117,000-125,000 bbls/d and 110-120 mmcf/d in 2005. The Company’s North Sea strategy is to focus on development projects and exploration opportunities adjacent to core operated properties and infrastructure. Capital spending is planned to increase by 102% over 2004, to just over $1.0 billion, with 85% related to development projects. The Company plans to drill 30 gross development wells (including service wells) and up to 10 gross exploration wells. This increase in spending is driven by the program to develop the Tweedsmuir field, with first production expected late in 2006. Total North Sea operating expenses are expected to decrease in 2005 due in part to a weakening of the pound sterling against the Canadian dollar. At planned exchange rates (approximately £1=C$2.25) unit operating costs could be in the $10.50-12.00/boe range.

Southeast Asia

Natural gas sales in Indonesia are expected to average 150-170 mmcf/d in 2005. The Phase 2 expansion of the gas processing facilities at Suban in the Corridor PSC accounts for $55 million of the planned total capital spending of $75 million in Indonesia during 2005. Oil and liquids production in Indonesia is expected to average 5,000-7,000 bbls/d with the expiry of the Tanjung and Jambi contracts in late 2004 and early 2005.

During 2005, Talisman’s oil and liquids production in Malaysia/Vietnam is expected to average between 28,000-30,000 bbls/d. Natural gas production is expected to average 105-115 mmcf/d during 2005.

Total forecasted capital spending during 2005 in Malaysia/Vietnam is expected to be $235 million. The Block PM-305 South Angsi project will be completed at a cost of $42 million, with first oil is expected mid-2005. Development in PM-3 CAA will continue. The sanction of the PM3 Northern Fields and other new field developments are planned for a total cost of $63 million in 2005. A total of $55 million is planned for exploration activities, including one well on Block PM-3, up to six wells on Block PM-305, up to two wells in Block 46/02 and one well on Block PM-314.

Operating costs in Southeast Asia are expected to decrease to approximately $2.60/boe in 2005 with additional oil volumes from PM-305 in Malaysia and additional anticipated natural gas sales in Indonesia.

Algeria

Production from the Ourhoud and MLN fields in Algeria is expected to average 15,000-17,000 bbls/d in 2005. Unit operating costs are expected to fall due to higher production. A capital budget of $55 million is estimated and includes drilling 10 wells in Ourhoud, four wells in Greater MLN, the expansion of the Greater MLN facility for full pressure maintenance and the start of the MLSE development.

Trinidad

With the completion of the Angostura oil and gas development in 2004, spending will drop in 2005. Capital spending is budgeted at $100 million, with approximately two-thirds directed towards exploration, with the drilling of 8 exploration wells, including two onshore wells. Production in Trinidad is expected to average 12,000-16,000 bbls/d.

Other

The Company is exploring in South America where it expects to spend $21 million in 2005 on exploration drilling in Peru and Colombia. The Company has budgeted to spend $22 million in Alaska during 2005. The Company also plans to spend an estimated $15 million in Qatar, which will include the drilling of an exploration well in Block 10.

Currently, Talisman has committed approximately 2% of its anticipated 2005 North American natural gas production under commodity sales contracts at an average price of C$3.50/mcf. In addition, approximately 6,000 bbls/d of the Company’s 2005 anticipated oil and liquids production has been hedged at an average price of US$26.97/bbl.

A summary of the contracts outstanding at year end can be found in notes 11 and 12 to the Consolidated Financial Statements. Additional discussion of the Company’s commodity price hedging program can be found in the MD&A section entitled ‘Derivative Financial Instruments and Commodity Sales Contracts’.

Liquidity

The Company’s 2005 year end debt position is anticipated to remain relatively unchanged, with cash from operating activities sufficient to fund capital spending, proposed share buy backs and dividend payments. Significant acquisitions or dispositions, a change from expected commodity prices or changes in the amount of share repurchases would impact the Company’s projected 2005 year end net debt position.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated impact of these factors on the Company’s 2005 financial performance is summarized in the following table and is based on a WTI oil price of US$40/bbl, a NYMEX natural gas price of US$6.25/mmbtu and exchange rates of C$1=US$0.80 and £1=C$2.25.

Approximate Impact in 2005

(millions of dollars)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 1,000 bbls/d	5	8
Natural gas – 10 mmcf/d	6	14
Price changes(1)
Oil – US$1.00/bbl	51	55
Natural gas (North America)(2) – C$0.10/mcf	18	24
Exchange rate changes
US$ increased by US$0.01	34	50
£ increase by C$0.028	(1)	3

(1)   The impact of commodity contracts outstanding for 2005 has been included.

(2)   Price sensitivity on natural gas relates to North American natural gas only. The Company’s exposure to changes in North Sea and Malaysia/Vietnam natural gas prices is not material. Most of the Indonesia natural gas price is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

Risks and Uncertainties

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor’s decision to purchase securities of Talisman.

The process of estimating oil and gas reserves is complex and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company’s control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman’s actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

The Company’s future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Exploration and development drilling may not result in commercially productive reserves. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

The Company’s operations may be adversely affected by changes in governmental policies and legislation or social instability or other political or economic developments which are not within the control of Talisman including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. In addition, both Indonesia and Algeria are members of the Organization of Petroleum Exporting Countries (“OPEC”). Talisman’s operations in these countries may therefore be impacted by the application of OPEC production quotas. Indonesia, Algeria, Colombia and Peru have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or United States sanctions.

Oil and gas drilling and producing operations are subject to many risks including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, and other occurrences or accidents which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, interruption of business, regulatory investigations and penalties and liability to third parties. The Company has developed a comprehensive health, safety and environment (HSE) management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company which management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Talisman’s financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition, the value of its oil and natural gas reserves, and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company’s control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas is particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman’s investment and costs in various production sharing contracts is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Talisman conducts an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If oil and natural gas prices decline, the carrying value of the Company’s assets could be subject to downward revisions, which could adversely affect Talisman’s reported income for the periods in which the revisions are made. However, Talisman believes that estimates of forward-looking prices it uses in its planning process are realistic.

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. In December 2004, Talisman filed a motion for judgement on the pleadings, seeking dismissal of the lawsuit on the grounds that the court lacks subject matter jurisdiction to hear the lawsuit, and filed its opposition papers to the certification of the lawsuit as a class action. No decision is expected on either of these motions prior to the end of March 2005. Talisman believes the lawsuit to be entirely without merit and is continuing to vigorously defend itself and does not expect the lawsuit to have a material adverse effect.

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company’s business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman’s operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. Additionally, the Company’s business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company’s financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for future abandonment and reclamation costs in its consolidated financial statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to the annual Consolidated Financial Statements.

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the “Protocol”). The Protocol came into force on February 16, 2005 and requires certain nations to reduce their emissions of carbon dioxide and other greenhouse gases. Under the terms of the Protocol, Canada will be required to reduce its greenhouse gas (GHG) emissions to 6% below 1990 levels over the period beginning in 2008 and ending in 2012. Currently, Canadian oil and gas producers are in discussions with the provincial and federal levels of government regarding implementation mechanisms for the industry. It is premature to predict what impact implementation could have on Canadian oil and gas producers but it is likely that any mandated reduction in GHG emissions will result in increased costs. The federal government has stated that these costs would not be expected to exceed $15/tonne of carbon dioxide emissions reduced and that producers would not be required to reduce GHG emissions per unit of production by more than 15%. The federal government has also indicated its support for several important principles that are intended to protect the competitiveness of the oil and gas industry beyond 2012, including a 10-year emissions target lock-in period for all new projects and additional flexibility mechanisms for achieving compliance.

The UK has also ratified the Kyoto Protocol, with a reduction commitment of 12.5% below 1990 levels by 2008 – 2012. Talisman’s UK installations will participate in the first phase of the European Union Emission Trading Scheme (“EU ETS”), which runs from 2005 to 2007, inclusive. The UK Government’s revised National Allocation Plan (“NAP”) for the first phase of the EU ETS has yet to be approved by the European Commission. The NAP will specify a cap on carbon dioxide emissions for the covered sectors, the methods for allocating emission allowances to covered installations and the number of emission allowances to be allocated to each covered installation. Cost of compliance will vary with a number of factors including the final allocation numbers and liquidity of the carbon markets.

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company’s financial performance. The success and timing of Talisman’s activities on assets operated by others will therefore depend on a number of factors that may be outside of the Company’s control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and the risk of management practices.

In Canada and the United States, the state or private land owners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified timeframes. Transfers of interests typically require a state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

The oil and gas industry, both within Canada and internationally, is highly competitive in all aspects of the business, including the acquisition of properties, the exploration for and development of new sources of supply and the marketing of current production. With respect to the exploration, development and marketing of oil and natural gas, the Company’s competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators and national oil companies. A number of the Company’s competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

Talisman’s Consolidated Financial Statements are presented in Canadian dollars. Results of operations are affected primarily by the exchange rates between the Canadian dollar, the United States dollar and United Kingdom pounds sterling. These exchange rates have varied substantially in the last five years. Most of the Company’s revenue is received in or is referenced to United States dollar denominated prices, while the majority of Talisman’s expenditures are denominated in Canadian dollars, United States dollars and United Kingdom pounds sterling. A change in the relative value of the Canadian dollar against the United States dollar would also result in an increase or decrease in Talisman’s United States dollar denominated debt, as expressed in Canadian dollars and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman’s growth and profitability.

Forward-Looking Statements

This MD&A contains forward-looking information as contemplated by Canadian securities regulators’ Form 51-102F1 and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).

Identifying forward-looking statements

Forward-looking statements are included throughout this MD&A, including among other places, under the headings “Outlook for 2005” and “Economic Assumptions”. These statements include, among others, statements regarding:

•        anticipated cash flow and cash flow per share;

•        estimates of future sales, production and operations or financial performance;

•        business plans for drilling, exploration and development;

•        the estimated amounts and timing of capital expenditures;

•        estimates of operating costs;

•        business strategy and plans or budgets,

•        outlook for oil and gas prices,

•        anticipated liquidity, capital resources and debt levels;

•        royalty rates and exchange rates;

•        the merits or anticipated outcome of pending litigation; and

•        other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this MD&A under the headings “Depreciation, Depletion and Amortization Expense”, “Reserve Replacement”, “Asset Impairments”, “Outlook for 2005” and elsewhere may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” or “positioned”, “goal” or “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Material factors that could cause actual results to differ materially from those in forward-looking statements

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•        the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

•        risks and uncertainties involving geology of oil and gas deposits;

•        the uncertainty of reserves estimates and reserves life;

•        the uncertainty of estimates and projections relating to production, costs and expenses;

•        potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•        fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•        health, safety and environmental risks;

•        uncertainties as to the availability and cost of financing;

•        uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•        risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•        general economic conditions;

•        the effect of acts of, or actions against international terrorism; and

•        the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included under the headings “Risks and Uncertainties” and “Outlook for 2005” and elsewhere in this MD&A. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

No obligation to update forward-looking statements

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Advisory

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. U.S. practice is to disclose net proved reserves after deduction of estimated royalty burdens and including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also makes as voluntary disclosure, have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress (“SPE/WPC”). Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

Report of Management

The Board of Directors is responsible for the Consolidated Financial Statements but has delegated responsibility for their preparation to management.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the annual report and ensured that it is consistent with information in the Consolidated Financial Statements.

Talisman maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management’s Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed entirely of unrelated, independent Directors. The Audit Committee meets regularly with management and with the internal and external auditors to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors’ report. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

/s/ James W. Buckee	/s/ Michael D. McDonald
James W. Buckee	Michael D. McDonald
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer

March 14, 2005

Auditors’ Report

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2004 and 2003 and the Consolidated Statements of Income, Retained Earnings and Cash Flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles. We also report that, in our opinion, these principles have been applied, except for the change in the method of accounting for asset retirement obligations, transportation expenses and hedges as explained in note 2 to the Consolidated Financial Statements on a basis consistent with that of the preceding year.

/s/ Ernst & Young LLP
Calgary, Canada	Ernst & Young LLP
February 28, 2005	Chartered Accountants

Consolidated Balance Sheets

(December 31)

(millions of Canadian dollars)	2004	2003
		(restated)
		(note 2)
Assets
Current
Cash and cash equivalents	38	98
Accounts receivable (note 11)	836	760
Inventories (note 4)	78	100
Prepaid expenses	18	17
	970	975
Accrued employee pension benefit asset (note 18)	61	63
Other assets	64	76
Goodwill (note 3)	466	473
Property, plant and equipment (note 5)	10,847	10,193
	11,438	10,805
Total assets	12,408	11,780
Liabilities
Current
Accounts payable and accrued liabilities (notes 6 and 9)	1,302	1,064
Income and other taxes payable	341	154
	1,643	1,218
Deferred credits (notes 11 and 19)	105	57
Asset retirement obligations (note 6)	1,272	1,157
Long-term debt (note 7)	2,457	2,203
Future income taxes (note 15)	2,100	2,127
	5,934	5,544
Contingencies and commitments (notes 11 and 12)

Shareholders’ equity
Preferred securities (note 8)	—	431
Common shares (note 9)	2,666	2,725
Contributed surplus (note 9)	71	73
Cumulative foreign currency translation (notes 9 and 10)	(150)	(114)
Retained Earnings	2,244	1,903
	4,831	5,018
Total liabilities and shareholders’ equity	12,408	11,780

See accompanying notes.

On behalf of the board:

/s/ Douglas D. Baldwin	/s/ Robert G. Welty
Douglas D. Baldwin	Robert G. Welty
Chairman of the Board	Director

Consolidated Statements of Income

(Years ended December 31)

(millions of Canadian dollars)	2004	2003	2002
		(restated)	(restated)
		(see note 2)	(see note 2)
Revenue
Gross sales	6,874	5,610	5,351
Less hedging loss/(gain)	480	194	(75)
Gross sales, net of hedging	6,394	5,416	5,426
Less royalties	1,124	894	927
Net sales	5,270	4,522	4,499
Other (note 13)	85	76	80
Total Revenue	5,355	4,598	4,579
Expenses
Operating	1,198	1,039	1,048
Transportation (note 2)	192	181	194
General and administrative	183	152	138
Depreciation, depletion and amortization	1,650	1,435	1,462
Dry hole	311	251	174
Exploration	238	213	185
Interest on long-term debt	158	137	164
Stock-based compensation	171	185	—
Other (note 14)	89	16	113
Total expenses	4,190	3,609	3,478
Gain on sale of Sudan operations (note 19)	—	296	—
Income before taxes	1,165	1,285	1,101
Taxes (note 15)
Current income tax	478	229	258
Future income tax	(105)	(48)	175
Petroleum revenue tax	129	92	124
	502	273	557
Net income	663	1,012	544
Per common share (Canadian dollars) (note 17)
Net income	1.77	2.56	1.29
Diluted net income	1.74	2.53	1.27
Average number of common shares outstanding (millions)	383	386	402
Diluted number of common shares outstanding (millions)	390	391	409

Consolidated Statements of Retained Earnings

(Years ended December 31)

(millions of Canadian dollars)	2004	2003	2002
		(restated)	(restated)
		(see note 2)	(see note 2)
Retained earnings, beginning of year	1,903	1,125	787
Net income	663	1,012	544
Adoption of new accounting policies	—	—	34
Common share dividends	(114)	(90)	(80)
Purchase of common shares (note 9)	(222)	(122)	(136)
Redemption of preferred securities, net of tax (note 8)	23	—	—
Preferred security charges, net of tax	(9)	(22)	(24)
Retained earnings, end of year	2,244	1,903	1,125

See accompanying notes.

Consolidated Statements of Cash Flows

(Years ended December 31)

(millions of Canadian dollars)	2004	2003	2002
		(restated)	(restated)
		(see note 2)	(see note 2)
Operating
Net income	663	1,012	544
Items not involving current cash flow (note 16)	2,030	1,504	1,916
Exploration	238	213	185
Cash flow	2,931	2,729	2,645
Deferred gain on unwound hedges	—	(9)	(43)
Changes in non-cash working capital (note 16)	203	(128)	(187)
Cash provided by operating activities	3,134	2,592	2,415
Investing
Capital expenditures
Exploration, development and corporate	(2,565)	(2,218)	(1,874)
Acquisitions (note 3)	(317)	(661)	(244)
Proceeds of resource property dispositions (note 19)	75	1,075	30
Investments	—	(11)	(36)
Changes in non-cash working capital	50	105	26
Cash used in investing activities	(2,757)	(1,710)	(2,098)
Financing
Long-term debt repaid	(667)	(791)	(1,397)
Long-term debt issued	912	292	1,417
Common shares purchased	(284)	(184)	(184)
Common share dividends	(114)	(90)	(80)
Preferred securities redeemed	(402)	—	—
Preferred security charges	(15)	(38)	(42)
Deferred credits and other	164	28	(21)
Changes in non-cash working capital	(10)	—	—
Cash used in financing activities	(416)	(783)	(307)
Effect of translation on foreign currency cash	(21)	(28)	—
Net (decrease) increase in cash and cash equivalents	(60)	71	10
Cash and cash equivalents, beginning of year	98	27	17
Cash and cash equivalents, end of year	38	98	27

See accompanying notes.

Notes to the Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars (“$” or “C$”) except as noted)

1.              SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States (“US”) is contained in note 21 to these statements.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

a)  Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. A substantial portion of Talisman’s activities is conducted jointly with others and the Consolidated Financial Statements reflect only the Company’s proportionate interest in such activities.

b)  Inventories

Product inventories are valued at the lower of average cost and market value. Materials and supplies are valued at the lower of average cost and net realizable value.

c)  Property, plant and equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Exploration wells in areas requiring major capital before production can begin are capitalized as long as drilling efforts are underway or firmly planned. Exploration wells are assessed annually, or more frequently as evaluation conditions dictate, for determination of reserves and, as such, success. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred. Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows.

d)  Depreciation, depletion and amortization

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.

Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs; costs not associated with producing fields are amortized over a period not exceeding the remaining lease term.

Costs associated with significant development projects are not depleted until commercial production commences. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term until properties are determined to be productive or impaired. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 7% and 4% to 33%, respectively. Gas plants and pipelines in the North Sea are depreciated using the unit of production method based on the related fields.

e)  Asset retirement obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) new standard for accounting for asset retirement obligations (ARO). This standard requires that the fair value of the statutory, contractual or legal obligations associated with the retirement and reclamation of tangible long-lived assets be recorded when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion, and amortization of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset. See note 6 for details.

The ARO liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

Actual expenditures incurred are charged against the accumulated obligation.

f)  Capitalized interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use.

g)  Royalties

Certain of the Company’s foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman’s working interest in such activities. All other government stakes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman’s share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

h)  Petroleum revenue tax

United Kingdom Petroleum Revenue Tax (“PRT”) is accounted for using the life of the field method whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

i)  Foreign currency translation

Effective January 1, 2002, the Company adopted the US dollar as its functional currency. Prior to January 1, 2002, the functional currency of the Company was the Canadian dollar. The Company’s financial results have been reported in Canadian dollars as explained below.

The Company’s self-sustaining operations, which include the Canadian and UK operations, are translated into US dollars using the current rate method, whereby assets and liabilities are translated at period-end exchange rates while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US dollars relating to self-sustaining operations are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company’s financial results have been reported in Canadian dollars with amounts translated to Canadian dollars as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company’s share capital accounts including its preferred securities, common shares and contributed surplus are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to Canadian dollars are included in the cumulative foreign currency translation account.

j)  Employee benefit plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation which are long term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional asset and obligations, past service costs and net actuarial losses are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

k)  Derivative financial instruments and commodity contracts

The Company may enter into derivative financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on derivative financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction and are recorded in the consolidated statements of income and cash flows in the line item associated with the hedged transaction. For example, gains and losses on commodity hedges are included in revenues.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred and recognized concurrently with the anticipated transaction. If it is no longer probable that the anticipated transaction will occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized immediately. Subsequent changes in the value of the derivative financial instrument are reflected in income. Any derivative financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

All of the Company’s commodity derivative financial instruments outstanding during 2004 met the hedging requirements under Canadian GAAP. The hedging requirements as amended by AcG 13, consist of the designation of the instrument as a hedge, the identification of the nature of the risk exposure being hedged and that there is reasonable assurance that the instrument is expected to be an effective hedge throughout its term. In addition, in the case of anticipated transactions, it is also probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

The Company enters into commodity contracts in the normal course of business including contracts with fixed or optional pricing terms. The contracts outstanding at December 31, 2004 are disclosed in notes 11 and 12 to the Consolidated Financial Statements. The Company’s production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

l)  Income taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Certain of the Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

m)  Revenue recognition

Revenues associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year (the entitlement method). Differences between production and amounts sold are not significant. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue. See note 2 to the Consolidated Financial Statements.

n)  Stock-based compensation

Talisman has stock options or stock appreciation rights, cash unit plans and deferred share units for employees and directors, which are described in note 9. In 2003, the option plans were amended to provide holders of stock options the choice upon exercise to receive a cash payment in exchange for surrendering the option. Commencing in 2003, as a result of the amendment to the stock option plans, the Company began to use the intrinsic-value method to recognize compensation expense associated with its stock appreciation rights. Obligations are accrued on a graded vesting basis and represent the difference between the market value of the Company’s common shares and the exercise price of the options. This obligation is revalued each reporting period based on the changes in the graded vested amount of options outstanding and changes in the market value of the Company’s common shares. Prior to 2003, no amount of compensation expense was recognized in the Financial Statements for stock-based compensation.

A liability for the stock-based compensation is included in accounts payable and accrued liabilities.

o)  Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Effective January 1, 2002, goodwill ceased to be amortized. Goodwill is subject to ongoing annual impairment reviews, or more frequently as economic events dictate, based on the fair value of reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. The Company’s reporting units are consistent with the geographic segments included in note 20.

p)  Net income and diluted net income per share

Net income per share is calculated by dividing net income after deducting preferred security charges and adding gain on redemption of preferred securities, net of tax, by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if convertible instruments, such as stock options, were exercised in exchange for common shares.

The Company uses the treasury method to determine the dilutive impact of convertible instruments. This method assumes that any proceeds from the exercise of a convertible instrument would be used to purchase common shares at the average market price during the period.

q)  Cash and cash equivalents

Cash and cash equivalents include short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

r)  Measurement uncertainty

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date to the consolidated financial statements. Accordingly actual results may differ from estimated amounts.

Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statement of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which by their nature are subject to material measurement uncertainty.

s)  Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

2.              CHANGE IN ACCOUNTING POLICIES

a)  Asset Retirement Obligation

See note 6 for impact of adoption of new accounting standard.

b)  Transportation Expenses

During 2004 the Company began accounting for transportation costs as expenses on a retroactive basis. Previously, these costs had been either netted off against the realized price or included as a component of operating costs, depending on the circumstances in the various geographic segments. Prior year comparatives were restated to reflect this change in accounting policy. The change in accounting has no effect on net earnings but has increased revenue and decreased operating expenses in each year as follows:

	2004	2003	2002
Revenue	125	121	127
Operating expense	(67)	(60)	(67)
Transportation expense	192	181	194
Net income	—	—	—

c)  Hedging

In 2003, the CICA issued a new accounting guideline on Hedging Relationships (AcG 13), which is effective for 2004. This guideline, in addition to supplementing and interpreting existing hedging requirements under Canadian GAAP, establishes certain other conditions required before hedge accounting may be applied. Effective January 1, 2004, the Company’s US dollar cross currency swap contracts and interest rate swap contracts were no longer designated as hedges of the Eurobond. These contracts were subsequently terminated in 2004 for proceeds of $138 million. As a result of these contracts no longer hedging the Eurobond debt, on January 1, 2004, the Company recorded a deferred gain of $17 million. Subsequently, the debt has been revalued based on the December 31, 2004 exchange rate, resulting in an increase to long-term debt of $106 million. The unrealized gain of $17 million was deferred and will be amortized over the period to 2009, the original term of the contracts. As all of the necessary criteria have been met this accounting guideline has not impacted the Company’s accounting for its commodity price derivative contracts previously designated as hedges of anticipated future commodity sales.

The Company’s long-term debt denominated in UK pounds sterling and Canadian dollars has been designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations, respectively. Unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

3.              ACQUISITIONS

The following acquisitions have been accounted for using the purchase method and the results have been included in these Consolidated Financial Statements from the date of acquisition.

Property Acquisitions

During 2004, Talisman completed a number of individually insignificant oil and gas property and corporate acquisitions for a total cost of $330 million, comprised of $317 million in cash, $1 million of assumed working capital and $14 million of properties exchanged. Three of the transactions account for the majority of the acquisitions and were acquired for a total cost of $288 million. These three acquisitions included oil and gas properties in North America and the North Sea.

Net assets acquired	North America	North Sea	Combined
Property, plant and equipment	93	374	467
Asset retirement obligation	—	(101)	(101)
Future income tax	—	(78)	(78)
	93	195	288

During 2003, Talisman completed a number of individually insignificant oil and gas property and corporate acquisitions for a total cost of $768 million, comprised of $661 million in cash, $70 million of assumed debt and working capital deficiency and $37 million of properties exchanged. Four of the transactions account for the majority of the acquisitions and were acquired for a total cost of $626 million. These four acquisitions included oil and gas properties in North America and the North Sea and a Company with midstream assets in North America.

Net assets acquired	North America	North Sea	Combined
Property, plant and equipment	548	176	724
Asset retirement obligations	(7)	(64)	(71)
Goodwill	—	31	31
Future income tax	(27)	(31)	(58)
	514	112	626

Goodwill Continuity

	2004	2003
Opening balance at January 1	473	469
Acquired during year	—	31
Foreign currency translation effect	(7)	(27)
Closing balance at December 31	466	473

4.              INVENTORIES

December 31	2004	2003
Materials and supplies	75	95
Product	3	5
	78	100

5.              PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated DD&A	Net book value
December 31, 2004
Oil and gas properties	11,532	5,744	5,788
Gas plants, pipelines and production equipment	7,068	2,079	4,989
Corporate assets	259	189	70
	18,859	8,012	10,847
December 31, 2003(1)
Oil and gas properties	11,229	5,162	6,067
Gas plants, pipelines and production equipment	5,860	1,813	4,047
Corporate assets	242	163	79
	17,331	7,138	10,193

(1)          Restated to reflect the retroactive adoption of the new accounting policy on asset retirement obligation as at January 1, 2004. See note 6 for details.

In the year ended December 31, 2004, interest costs of $13 million (2003 – $24 million, 2002 – $25 million) were capitalized.

Included in property, plant and equipment are the following costs that were not subject to depreciation, depletion or amortization (“DD&A”) as at December 31:

Non-depleted capital at December 31	2004	2003
Acquired probable reserve costs(1)
North America – associated with producing fields	38	140
North Sea – not associated with producing fields	54	14
Other – not associated with producing fields	41	—
Exploration costs(2)	284	283
Development Projects(3)
North America	16	—
Southeast Asia	345	265
North Sea	117	17
Algeria	—	39
Trinidad	255	108
	1,150	866

(1)   Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.

(2)   Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves, approval of development plans or commencement of production.

(3)   Development projects are not depleted pending initial production.

Summary of exploration costs	Total	Less than 1 year	1 to 3 years	Greater than 3 years
North America	202	202	—	—
North Sea	19	4	13	2
Southeast Asia	8	4	4	—
Algeria	23	—	—	23
Trinidad	20	11	9	—
Other	12	12	—	—
	284	233	26	25

In the North Sea and Southeast Asia, costs related to three wells drilled before 2004 continue to be capitalized, as management’s ongoing assessment includes further development activity planned for 2005.

In Trinidad, costs associated with one well drilled in 2003 continue to be capitalized as management continues to further assess development activity planned for 2005.

In Algeria the Company continues to pursue a development plan for the MLSE field. Discussions with the host government are ongoing in an attempt to agree on the most appropriate way to develop the unproven reserves. Until an approved development plan is in place, the reserves cannot be classified as proved. The costs associated with these six wells continue to be capitalized as the Company actively pursues a development plan.

The carrying values of property, plant and equipment, including acquired probable reserve costs, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors. Future events could result in material changes to the carrying values recognized in the Consolidated Financial Statements.

6.              ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the Company retroactively adopted the CICA’s new standard for accounting for ARO. Previously these obligations of oil and gas properties, including offshore production platforms, were provided for using the unit of production method while those obligations of gas plants and facilities were provided for using the straight-line method. The adjustment required to the December 31, 2003 consolidated balance sheet to implement this change in accounting was as follows:

	As previously reported	Adjustments	As restated
Property, plant and equipment	9,778	415	10,193
Provision for future site restoration/ARO	840	317	1,157
Future income taxes	2,088	39	2,127
Retained earnings	1,844	59	1,903

The adjustment to the consolidated income statement for the year ended December 31, 2003 is as follows:

	As previously reported	Adjustments	As restated
Depletion, depreciation and amortization	1,443	(8)	1,435
Future income tax (recovery)	(51)	3	(48)
Net income	1,007	5	1,012
Per common share(1) (Canadian dollars)
Net income	2.55	0.01	2.56
Diluted net income	2.52	0.01	2.53

The adjustment to the consolidated income statement for the year ended December 31, 2002 is as follows:

	As previously reported	Adjustments	As restated
Depletion, depreciation and amortization	1,495	(33)	1,462
Future income tax (recovery)	162	13	175
Net income	524	20	544
Per common share(1) (Canadian dollars)
Net income	1.24	0.05	1.29
Diluted net income	1.22	0.05	1.27

(1)   Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one stock split. See note 9 for details.

The change in accounting for ARO did not significantly affect earnings for the year ended December 31, 2004. Total accretion for the year ended December 31, 2004 of $70 million (2003 – $58 million, 2002 – $52 million) has been included in depreciation, depletion and amortization. At December 31, 2004 the estimated total undiscounted asset retirement obligation was $2.6 billion (2003 – $2.0 billion). These obligations will be settled based on the useful lives of the underlying assets, the majority of which are expected to be settled within the next 25 years. The asset retirement obligations have been discounted using credit-adjusted risk free rates of 5.5 percent in the North Sea and 6.5 percent in North America. No amount of market risk premium has been included in the estimate of the Company’s ARO liability as management does not believe there to be sufficient evidence in the oil and gas industry to estimate any such market premium.

During the year ended December 31, 2004, the Company’s asset retirement obligations changed as follows:

ARO liability at January 1, 2004(1)	1,177
Liabilities incurred during period	126
Liabilities settled during period	(29)
Accretion expense	70
Revisions in estimated cash flows	(44)
Foreign currency translation	(5)
ARO liability at December 31, 2004(1)	1,295

(1)   Included in January 1, 2004 and December 31, 2004 liabilities are $20 million and $23 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net ARO liability of $1,157 and $1,272 respectively.

7.              LONG-TERM DEBT

December 31	2004	2003
Bank Credit Facilities(1)
2.86% Bank Credit Facilities	328	—
Debentures and Notes (Unsecured)(2)
6.71% notes (US$25 million), Series A, due 2004	—	32
9.80% debentures, Series B, due 2004	—	75
6.96% notes (US$200 million), due 2005(3)	241	258
6.89% notes (US$50 million), Series B, due 2006(4)	60	65
5.80% medium term notes, due 2007	385	385
7.125% debentures (US$175 million), due 2007	211	226
6.68% notes (US$100 million), due 2008	120	129
8.06% medium term notes, due 2009	174	174
6.625% notes (£250 million), due 2017(5)	577	471
7.25% debentures (US$300 million), due 2027	361	388
	2,457	2,203

(1)   Rates reflect the weighted-average interest rate of instruments outstanding at December 31. Rates are floating rate-based and vary with changes in short-term market interest rates.

(2)   Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes (£250 million) which is payable annually and the 6.68% notes (US$100 million) which is paid quarterly.

(3)   The amount outstanding at December 31, 2004 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

(4)   Repayable in five equal annual installments commencing 2006.

(5)   Prior to January 1, 2004 the £250 million Eurobond was effectively swapped into US$364 million indebtedness. Effective January 2004 this debt is no longer swapped into US dollars and is now revalued based on the Canadian dollar to pound sterling exchange rate. See note 11 to the consolidated financial statements.

Bank Credit Facilities

At December 31, 2004, Talisman had unsecured credit facilities totaling $1,335 million, consisting of facilities of $480 million (“Facility No. 1”), $605 million (“Facility No. 2”), $150 million (“Facility No. 3”), $50 million (“Facility No. 4”) and $50 million (“Facility No. 5”). The maturity date of Facility No. 1 is March 23, 2007 although this date may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion. The term dates of Facilities No. 2, 3, 4 and 5 are March 14, 2005, August 22, 2005, November 22, 2005 and July 10, 2005, respectively. Until each term date, the Company may borrow, repay and reborrow at its discretion. Annually, upon agreement between the Company and the respective lenders, each term date may be extended for an additional 364 days. Facility No. 2 expires two years after its term date and Facilities No. 3, 4 and 5 expire one year after their term dates and, if the terms are not extended, all Facilities must be repaid on their maturity date.

Borrowings under Facilities No. 1 and 2 are available in the form of prime loans, Canadian or US dollar bankers’ acceptances, US dollar base rate loans or LIBOR-based loans. In addition, drawings to a total of $542 million are available in the form of letters of credit. Borrowings under Facility No. 3 are available in the form of prime loans, Canadian or US dollar bankers’ acceptances, US dollar base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, Canadian or US dollar guaranteed notes, US dollar base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, Canadian or US dollar bankers acceptances, US dollar base rate loans and LIBOR based loans.

Repayment Schedule

The Company’s contractual minimum repayments of long-term debt are as follows:

Year
2005(1)	241
2006	24
2007	924
2008	132
2009	186
Subsequent to 2009	950
Total	2,457

(1)   The portion of long-term debt payable in 2005 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

8.              PREFERRED SECURITIES

During 1999, Talisman issued 12 million preferred securities (“securities”) as unsecured junior subordinated debentures, at US$25 per security, of which six million 9% securities were due February 15, 2048 and six million 8.9% securities were due June 15, 2048. During 2004, the Company redeemed all outstanding preferred securities realizing a $23 million gain (net of tax), being the difference between the carrying value and the redemption cost. The redemptions were funded from current cash flow and bank borrowings and the gains were credited directly to retained earnings.

9.              SHARE CAPITAL

In 2004, the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share, diluted net income per share, weighted average number of common shares outstanding, common shares issued and outstanding and options granted, exercised and forfeited/expired have been retroactively restated to reflect the impact of the Company’s three-for-one split.

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

	2004		2003 (restated)		2002 (restated)
Continuity of common shares	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of year	383,996,184	2,725	393,118,305	2,785	401,199,546	2,831
Issued on exercise of options	182,900	5	884,679	11	3,462,201	36
Purchased during year	(8,987,400)	(64)	(10,006,800)	(71)	(11,542,500)	(82)
Cancelled pursuant to terms of plans of arrangements	(6,394)	—	—	—	(942)	—
Balance, end of year	375,185,290	2,666	383,996,184	2,725	393,118,305	2,785

During the year ended December 31, 2004, Talisman repurchased 8,987,400 common shares of the Company pursuant to a normal course issuer bid for a total of $286 million (2003 – 10,006,800 for $194 million; 2002 – 11,542,500 for $220 million). The cost to repurchase common shares in excess of their average book value has been charged to retained earnings, contributed surplus and cumulative foreign currency translation.

In 2004, Talisman cancelled 6,394 common shares of the Company (2003 – nil shares; 2002 – 942 shares) pursuant to the terms of the offering agreements of certain past corporate acquisitions.

a) Stock Option Plans

Effective in 2003 the Company began to use the intrinsic-value method to recognize compensation expense associated with its stock appreciation rights (Stock option plans and Cash unit plan). Obligations are accrued on a graded vesting basis and represent the difference between the market value of the Company’s common shares and the exercise price of the options. This obligation is revalued each reporting period based on the changes in the graded vested amount of stock appreciation rights outstanding and changes in the market value of the Company’s common shares.

Talisman has stock option plans that grant options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or, effective July 1, 2003, to receive a cash payment equal to the appreciated value of the stock option. All options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Option exercise prices approximate the market price for the common shares on the date the options were granted.

	2004		2003		2002
Continuity of stock options	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
Outstanding at January 1	23,599,596	17.55	22,152,162	15.51	22,492,833	13.83
Granted	3,695,580	25.68	7,184,097	19.83	3,302,130	21.58
Exercised for common shares	182,900	12.74	884,679	11.27	3,462,201	10.18
Exercised for cash payment	6,023,241	15.49	4,260,711	11.84	—	—
Forfeited	300,210	21.13	589,620	19.63	177,450	19.18
Expired	450	13.65	1,653	10.18	3,150	19.29
Outstanding at December 31	20,788,375	19.58	23,599,596	17.55	22,152,162	15.51
Exercisable at December 31	7,731,478	15.73	7,742,865	12.46	9,427,887	11.45
Options available for future grants pursuant to the Company’s Stock Option Plans	16,663,875		14,035,554		9,467,667

The range of exercise prices of the Company’s outstanding stock options is a follows:

	Outstanding Options			Exercisable Options
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
December 31, 2004	of	Exercise	Years to	of	Exercise
Range of Exercise Prices	Options	Price	Expiry	Options	Price
8.08-14.99	3,666,915	11.64	4	3,666,915	11.64
15.00-19.99	10,176,205	19.63	7	3,982,813	19.40
20.00-24.99	3,508,080	21.64	7	81,750	20.71
25.00-32.59	3,437,175	25.79	9	—	—
8.08-32.59	20,788,375	19.58	7	7,731,478	15.73

At December 31, 2004, 16,663,875 common shares were reserved for future issuance related to the stock option plans. The mark-to-market liability for the stock option plans as at December 31, 2004 was $214 million (2003 – $135) and is included in accrued liabilities on the consolidated balance sheet.

b) Cash Unit Plan

In addition to the Company’s stock option plans, Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company. As at December 31, 2004 there were 1,526,640 cash units outstanding with an average exercise price of $21.34/cash unit (2003 – 1,153,515, $19.83/cash unit). During the year 399,075 (2003 – 1,153,515) units were issued and 25,950 (2003 – nil) were cancelled. At December 31, 2004 the mark-to-market liability on the cash units was $9 million (2003 – $1 million) and is included in accrued liabilities on the balance sheet.

c) Deferred Share Units

Talisman also issues deferred share units to directors in lieu of cash compensation. Each deferred share unit (DSU) represents the right to receive a cash payment on retirement equal to the market value of the Company’s share at the time of surrender. Dividends are credited as additional DSU’s when paid. As at December 31, 2004 there were 57,275 units outstanding. The mark-to-market liability of $2 million (2003 – $1 million) is included in accrued liabilities on the balance sheet.

10.       CUMULATIVE FOREIGN CURRENCY TRANSLATION

In accordance with the Company’s foreign exchange translation accounting policy, as disclosed in note 1(i), foreign exchange gains or losses on translation of self-sustaining operations and the translation of the Company’s financial results into Canadian dollars for reporting purposes are included in shareholders’ equity in the cumulative foreign currency translation account.

The following components give rise to the exchange gains or (losses) included in the cumulative foreign currency translation account as at December 31:

	2004	2003
Property, plant and equipment	(586)	(443)
Future tax liabilities (including PRT)	44	37
Asset retirement obligation	1	(4)
Long-term debt	446	341
Working capital	(23)	(20)
Goodwill	(32)	(25)
	(150)	(114)

11.       FINANCIAL INSTRUMENTS

Financial contracts

The Company entered into crude oil price derivative contracts to reduce the volatility of the Company’s cash flows associated with anticipated crude oil sales. The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales and, as such, gains and losses on these contracts are realized in income over the terms of the contracts. The Company had the following commodity price derivative contracts outstanding at December 31, 2004.

Crude oil price derivative contracts

Fixed price swaps	2005
(WTI oil index)
Volumes (bbls/d)	6,000
Price (US$/bbl)	26.97

Interest rates and long-term debt

As a result of the new CICA accounting guideline of Hedging Relationships (AcG 13), effective January 1, 2004, the Company’s US dollar cross currency swap contracts and interest rate swap contracts were no longer designated as hedges of the Eurobond. These contracts were subsequently terminated in 2004 for proceeds of $138 million. As a result of these contracts no longer hedging the Eurobond debt, on January 1, 2004, the Company recorded a deferred gain of $17 million, which will be amortized over the period to 2009, the original term of the contracts. The debt is now revalued each period at the period end exchange rate. The translation of this debt as at December 31, 2004 resulted in an increase to long-term debt of $106 million.

Interest rate derivative contracts

In December 1994 in anticipation of issuing the US$175 million 7.125% debentures, Talisman entered into interest rate swap contracts to hedge against possible adverse interest rate fluctuations. These contracts require Talisman to pay interest at 8.295% in exchange for receiving payments at the three-month LIBOR rate on a notional principal amount of US$100 million. These contracts expire on May 16, 2005.

Carrying Amounts and Estimated Fair Values of Financial Instruments

	2004			2003
Asset (liability) at December 31	Carrying Value	Fair Value	Unrecognized	Carrying Value	Fair Value	Unrecognized
Debentures and notes	(2,457)	(2,659)	(202)	(2,203)	(2,535)	(332)
Cross currency and interest rate swaps	(3)	(3)	—	—	110	110
Natural gas derivatives	—	—	—	—	(21)	(21)
Crude oil derivatives	—	(41)	(41)	—	(81)	(81)

Borrowings under bank credit facilities are for short terms and are market rate based, thus carrying values approximate fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at December 31 for instruments having the same term and risk characteristics. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at December 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and income and other taxes payable, approximate their carrying values.

Interest Rate Risk

Drawings under the Company’s bank credit facilities are at floating interest rates and expose the Company to interest rate risk. The company is also exposed to interest rate risk on maturity and refinancing of its fixed rate debt.

Credit Risk

A significant portion of the Company’s accounts receivable is due from entities in the oil and gas industry. Concentration of credit risk is mitigated by having a broad domestic and international customer base, which includes a significant number of companies engaged in joint operations with Talisman. The Company routinely assesses the financial strength of its partners and customers, including parties involved in marketing or other commodity arrangements. At December 31, 2004 the Company’s largest credit exposure to a single party is approximately $110 million.

The Company is exposed to credit risk associated with possible non-performance by derivative instrument counterparties. The Company actively limits the total exposure to individual counterparties.

12.  CONTINGENCIES AND COMMITMENTS

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The lawsuit, which is seeking class action status, alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. In December 2004, Talisman filed a motion for judgment on the pleadings, seeking dismissal of the lawsuit on the grounds that the court lacks subject matter jurisdiction to hear the lawsuit, and filed its opposition papers to the certification of the lawsuit as a class action. No decision is expected on either of these motions prior to the end of March 2005. Talisman believes the lawsuit to be entirely without merit and is continuing to vigorously defend itself and does not expect the lawsuit to have a material adverse effect.

Talisman’s estimated total undiscounted future ARO at December 31, 2004 was $2.6 billion (2003 – $2.0 billion), approximately 67% of which is denominated in UK pounds sterling. At December 31, 2004, Talisman had accrued $1,295 million (2003 – $1,177 million) of this liability. The Company has provided letters of credit in 2005 in the amount of $571 million of which a majority were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the North Sea ($462 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement and guarantees of minimum work commitments. In addition to the letters of credit the Company has guaranteed minimum work obligations with the Minister of Energy & Energy Industries in Trinidad in the amount of $34 million in lieu of letters of credit.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company has sufficient production to meet these commitments.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which are accounted for as operating leases. The term of the Ross Floating Production, Storage and Offloading vessel (“FPSO”) lease depends on the expected life of the Ross and Blake fields. A lease for an FSO contracted in Malaysia commences in 2005 for a term of 11 years with a two-year cancellation clause. In addition, Talisman has ongoing operating commitments associated with the vessels.

Estimated future minimum commitments(1)

	2005	2006	2007	2008	2009	Subsequent to 2009	Total
Office leases	23	21	19	17	17	98	195
Vessel leases	85	74	—	—	—	—	159
Transportation and processing commitments(2)	150	111	95	82	70	504	1,012
Minimum work commitments	269	53	5	—	—	—	327
Abandonment obligations	23	46	50	18	61	2,441	2,639
Other service contracts	86	17	4	4	4	28	143
Total	636	322	173	121	152	3,071	4,475

(1)           Future minimum payments denominated in foreign currencies have been translated into Canadian dollars based on the December 31, 2004 exchange rate.

(2)           Certain of the Company’s transportation commitments are tied to firm gas sales contracts.

During 2004, the Company signed a long-term contract to sell 810 bcf of Corridor natural gas to West Java, over a 17 year period with gas sales commencing in 2007, at a price of US$1.91/mcf, with no associated transportation costs. The Company anticipates having sufficient production to meet all future delivery commitments.

The Company has also entered into sales contracts for a portion of its future North American natural gas production. The following are the average volumes under contract and the weighted-average contract price in each of the years shown.

Natural Gas (North America)

Fixed price sales	2005	2006	2007
Volumes (mcf/d)	14,650	14,650	14,650
Weighted average price ($/mcf)	3.46	4.15	4.27

13.  OTHER REVENUE

Years ended December 31	2004	2003	2002
Pipeline and custom treating tariffs	73	63	69
Investment income	9	9	8
Marketing income	3	4	3
	85	76	80

14.  OTHER EXPENSES

Years ended December 31	2004	2003	2002
Net loss (gain) on asset disposals	30	(14)	10
Foreign exchange losses	30	7	28
Property impairments	31	30	74
Gain on derivatives settlement	(15)	—	—
Other expense (income)	13	(7)	1
	89	16	113

15.  TAXES

Income Taxes

The current and future income taxes for each of the three years ended December 31 are as follows:

	2004	2003	2002
		(restated(1))	(restated(1))
Current income taxes (recovery)
North America(2)	43	21	(20)
North Sea	266	99	131
Southeast Asia	134	84	76
Algeria	33	—	—
Sudan	—	17	68
Other	2	8	3
	478	229	258
Future income taxes (recovery)
North America	(58)	(47)	70
North Sea	(28)	23	126
Southeast Asia	9	(13)	(3)
Algeria	8	4	—
Sudan	—	9	16
Other	(36)	(24)	(34)
	(105)	(48)	175
Income taxes	373	181	433

(1)   Prior years have been retroactively restated to reflect the retroactive adoption of new accounting policy for Asset Retirement Obligations. See note 6 for details.

(2)   Current North America income taxes include the Canadian federal tax on large corporations, net of Alberta royalty tax credits.

The components of the net future tax liability at December 31, are as follows:

	2004	2003
		(restated(1))
Future tax liabilities
Property, plant and equipment	2,531	2,415
Pension assets	21	22
Other	146	216
	2,698	2,653
Future tax assets
Provision for future site restoration	517	457
Other	81	69
	598	526
Net future tax liability	2,100	2,127

(1)   Prior years have been retroactively restated to reflect the retroactive adoption of new accounting policy for Asset Retirement Obligations. See note 6 for details.

Future distribution taxes associated with operations in the UK have not been recorded because, based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material amounts of tax expense. Unremitted earnings in other foreign jurisdictions are not material.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 34.13% for the year ended December 31, 2004 (2003 – 35.36%; 2002 – 42.08%) as follows:

Years ended December 31	2004	2003	2002
		(restated(1))	(restated(1))
Income taxes calculated at the Canadian statutory rate	398	454	455
Increase (decrease) in income taxes resulting from:
Non-deductible royalties, mineral taxes and expenses	104	158	138
Resource allowances	(84)	(122)	(128)
Change in statutory tax rates	(50)	(160)	116
Non-taxable expense (income)	17	(80)	—
Deductible PRT expense	(43)	(32)	(51)
Higher (lower) foreign tax rates (net)	26	(2)	(80)
Provincial rebates and credits	1	(12)	(10)
Federal tax on large corporations	9	10	9
Other	(5)	(33)	(16)
Income taxes	373	181	433

(1)   Prior years have been retroactively restated to reflect the retroactive adoption of new accounting policy for Asset Retirement Obligations. See note 6 for details.

Petroleum Revenue Taxes

Petroleum Revenue Tax (PRT) expense primarily relates to the UK and is comprised of current tax expense of $124 million (2003 – $72 million; 2002 – $91 million) and deferred tax expense of $5 million (2003 – $20 million; 2002 – $33 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

Selected cash flow information:

Years ended December 31	2004	2003	2002
		(restated(1))	(restated(1))
Net income	663	1,012	544
Items not involving current cash flow
Depreciation, depletion and amortization	1,650	1,435	1,462
Property impairments	31	30	74
Dry hole	311	251	174
Net loss (gain) on asset disposals	30	(14)	10
Gain on sale of Sudan	—	(296)	—
Stock-based compensation	89	138	—
Future taxes and deferred PRT	(100)	(28)	208
Other	19	(12)	(12)
	2,030	1,504	1,916
Exploration	238	213	185
Cash flow	2,931	2,729	2,645
Cash interest paid (net of capitalized interest)	150	139	156
Cash income taxes paid	289	168	274

(1)   Prior years have been retroactively restated to reflect the retroactive adoption of new accounting policy for Asset Retirement Obligations. See note 6 for details.

Changes in operating non-cash working capital consisted of the following:

Years ended December 31	2004	2003	2002
Accounts receivable	(72)	(32)	(155)
Inventories	19	32	(42)
Prepaid expenses	—	4	5
Reclamation expenditures	(29)	(24)	(24)
Accounts payable and accrued liabilities	103	(63)	(16)
Income and other taxes payable	182	(45)	45
Net source (use) of cash	203	(128)	(187)

17.  NET INCOME AND DILUTED NET INCOME PER SHARE

The following table summarizes the calculation of net income and diluted net income per share.

	2004	2003	2002
		(restated(1),(2))	(restated(1),(2))
Net income	663	1,012	544
Less preferred security charges, net of tax	9	22	24
Add gain on redemption of preferred securities	23	—	—
Net income available to common shareholders	677	990	520
Weighted average number of common shares outstanding (millions) – Basic	383	386	402
Dilution effect of stock options (millions)	7	5	7
Weighted average number of commons shares outstanding (millions) – Diluted	390	391	409
Net income per share ($/share)(2)
Basic	1.77	2.56	1.29
Diluted	1.74	2.53	1.27

(1)   Prior years have been retroactively restated to reflect the adoption of the new accounting policy on Asset Retirement Obligations. See note 6 for details.

(2)   Per share amounts have been retroactively restated to reflect the Company’s three-for-one share split. See note 9 for details.

Outstanding stock options are the only instruments that are currently dilutive to earnings per share. For 2004, 29,100 stock options that were antidilutive have been excluded from the computation of diluted earnings per share (2003 – 3,504,630; 2002 – 3,240,105).

18.  EMPLOYEE BENEFITS

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 28% of the accrued benefit obligation as at December 31, 2004, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on the remainder of its defined benefit pension plans, the benefits have increased annually by one half of the rate of inflation.

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date for the majority of its defined benefit pension plans. The most recent actuarial valuation of the benefit plans for funding purposes was as of December 31, 2003 with the next valuation as of December 31, 2004, planned for the second quarter of 2005. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2004	2003	2002
Accrued benefit obligation
Discount rate (%)	5.6	6.1	6.4
Rate of compensation increase (%)	4.3	4.5	4.5
Benefit expense
Discount rate (%)	5.9	6.4	6.5
Expected long-term rate of return on plan assets (%)	7.0	7.5	7.5
Assumed health care cost trend rates
Initial health care cost trend rate (%)	10.0	10.0	10.0
Health care cost trend rate declines to (%)	5.0	5.0	5.0
Year that the cost trend rate reaches final rate	2018	2018	2018

The Company’s net benefit plan expense is as follows:

	2004	2003	2002
Current service cost – defined benefit	10	7	5
Current service cost – defined contribution	8	7	6
Interest cost	10	8	7
Plan amendments	3	—	—
Actual return on plan assets	(17)	(17)	9
Actuarial loss on accrued benefit obligation	6	15	15
Costs arising in the period	20	20	42
Differences between costs arising in the period and net benefit plan expense
Return on plan assets	6	8	(20)
Plan amendments	(3)	—	—
Actuarial loss	7	(13)	(15)
Amortization of net transitional asset	(2)	(1)	(1)
Net benefit plan expense	28	14	6

Information about the Company’s defined benefit pension plans is as follows:

	2004		2003
	Pension plans grouped by funded status		Pension plans grouped by funded status
	Surplus	Deficit(1)	Surplus	Deficit(1)

Accrued benefit obligation
Accrued benefit obligation, beginning of year(2)	93	47	54	63
Current service cost	6	4	1	6
Interest cost	6	4	4	4
Actuarial losses	(2)	8	7	8
Plan participants’ contributions	1	—	—	1
Benefits paid	(4)	(1)	(4)	(4)
Plan amendments	—	3	—	—
Other	—	10	—	—
Accrued benefit obligation, end of year(2)	100	75	62	78
Plan assets
Fair value of plan assets, beginning of year(2)	136	10	114	21
Actual gain on plan assets	16	2	(4)	3
Employer contributions	17	4	—	8
Plan participants’ contributions	1	—	—	1
Surplus applied to defined contribution plan	(8)	—	(7)	—
Benefits paid	(4)	(1)	(4)	(4)
Expenses	(1)	—	—	—
Other	—	9	—	—
Fair value of plan assets, end of year(2)	157	24	117	29
Funded status – surplus (deficit)	57	(51)	55	(49)
Unamortized net actuarial loss	12	17	19	26
Unamortized prior service cost	—	5	—	—
Unamortized net transitional (asset) obligation	(8)	4	(11)	3
Net accrued benefit asset (liability)	61	(25)	63	(20)

(1)   The net accrued benefit liability for pension plans with a deficit funding status is included in deferred credits on the consolidated balance sheet.

(2)   During 2004 the UK pension plan changed from a deficit to a surplus status. As result, the 2004 opening balances have been adjusted to give effect to this reclassification as follows: accrued benefit obligation increased $31 million and fair value of plan assets increased $19 million. At December 31, 2003 the plan was in a deficit status and accordingly the 2003 balances have not been reclassified.

The net benefit plan expense of $28 million for the year ended December 31, 2004 (2003 – $14 million; 2002 – $6 million) is determined by using actuarial assumptions including expected return on plan assets and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(j).

The composition of the plan assets as a percentage of fair value is as follows:

	2004	2003	2002
Equity securities (%)	76	70	69
Fixed income (%)	23	30	31
Cash (%)	1	—	—
	100	100	100

The approximate target allocation percentage for the Canadian employee and executive plans, that account for 66% of total plan assets, is 70% equities, 30% bonds and expected return on assets is 8.1% equities and 5.0% bonds. The Company’s plan assets do not include any common shares of Talisman.

At December 31, 2004, the actuarial net present value of the accrued benefit obligation for other post-retirement benefit plans was $12 million (2003 – $8 million; 2002 – $7 million). The other post-retirement benefit plans provide medical, dental and life benefits for active and retired employees. A one-percentage point change in the assumed health care cost trend rates would be immaterial.

19.  SALE OF SUDAN OPERATIONS

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan. Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman during the interim period between September 1, 2002 and closing on March 12, 2003. The gain on sale is as follows:

Gross proceeds on sale of Sudan operations (US$771 million)	1,135
Less interim adjustments	(123)
1,012
Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)
Net carrying value at March 12, 2003	700
Closing costs	16
Gain on disposal	296

20.  Segmented Information

	North America(2)			North Sea(3)
	2004	2003	2002	2004	2003	2002
Revenue
Gross sales
Oil and liquids	838	744	715	2,154	1,639	1,803
Natural gas	2,213	2,073	1,257	231	190	185
Synthetic oil	57	42	42	—	—	—
Sulphur	7	6	(4)	—	—	—
Total gross sales	3,115	2,865	2,010	2,385	1,829	1,988
Hedging	151	85	(82)	329	83	5
Royalties	599	587	373	37	8	96
Net sales	2,365	2,193	1,719	2,019	1,738	1,887
Other	62	54	38	23	23	40
Total revenue	2,427	2,247	1,757	2,042	1,761	1,927
Segmented expenses
Operating
Oil and liquids	135	131	121	592	475	459
Natural gas	257	237	212	23	14	19
Synthetic oil	23	22	19	—	—	—
Pipeline	6	5	5	47	39	44
Total operating expenses	421	395	357	662	528	522
Transportation	75	78	78	66	63	78
DD&A	785	688	606	661	616	676
Dry hole	128	135	128	109	69	9
Exploration	123	87	66	28	21	20
Other	18	(28)	77	30	26	55
Total segmented expenses	1,550	1,355	1,312	1,556	1,323	1,360
Segmented income (loss) before taxes	877	892	445	486	438	567
Non-segmented expenses
General and administrative
Interest on long-term debt
Gain on sale of Sudan operation
Stock based compensation
Currency translation
Total non-segmented expenses
Income before taxes
Capital expenditures
Exploration	590	453	321	150	99	134
Development	821	629	480	357	397	297
Midstream	41	27	21	—	—	—
Exploration and development	1,452	1,109	822	507	496	431
Property acquisitions(1)
Midstream acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment	6,214	5,767	5,052	3,074	2,995	3,242
Goodwill	291	291	291	75	74	46
Other	419	403	350	347	386	387
Segmented assets	6,924	6,461	5,693	3,496	3,455	3,675
Non-segmented assets
Total assets

(1)   Excluding corporate acquisitions.

(2)	North America		2004	2003	2002
	Revenues	Canada	2,199	2,095	1,752
		US	228	152	5
			2,427	2,247	1,757
	Property, plant	Canada	5,738	5,356	4,945
	and equipment	US	476	411	107
			6,214	5,767	5,052

(3)	North Sea		2004	2003	2002
	Revenues	United Kingdom	1,897	1,699	1,900
		Netherlands	36	26	27
		Norway	109	36	—
			2,042	1,761	1,927
	Property, plant	United Kingdom	2,858	2,777	3,196
	and equipment	Netherlands	41	40	46
		Norway	175	178	—
			3,074	2,995	3,242

	Southeast Asia(4)			Algeria			Sudan				Other			Total
	2004	2003	2002	2004	2003	2002	2004		2003	2002	2004	2003	2002	2004	2003	2002
Revenue
Gross sales
Oil and liquids	669	369	328	254	94	—	—		209	830	—	—	—	3,915	3,055	3,676
Natural gas	451	244	195	—	—	—	—		—	—	—	—	—	2,895	2,507	1,637
Synthetic oil	—	—	—	—	—	—	—		—	—	—	—	—	57	42	42
Sulphur	—	—	—	—	—	—	—		—	—	—	—	—	7	6	(4)
Total gross sales	1,120	613	523	254	94	—	—		209	830	—	—	—	6,874	5,610	5,351
Hedging	—	21	—	—	5	—	—		—	2	—	—	—	480	194	(75)
Royalties	391	156	130	97	46	—	—		97	328	—	—	—	1,124	894	927
Net sales	729	436	393	157	43	—	—		112	500	—	—	—	5,270	4,522	4,499
Other	—	—	1	—	—		(1)		1	—	—	—	85	76	80
Total revenue	729	436	394	157	43	—	—		111	501	—	—	—	5,355	4,598	4,579
Segmented expenses
Operating
Oil and liquids	73	64	64	17	12	—	—		18	84	—	—	—	817	700	728
Natural gas	25	22	21	—	—	—	—		—	—	—	—	—	305	273	252
Synthetic oil	—	—	—	—	—	—	—		—	—	—	—	—	23	22	19
Pipeline	—	—	—	—	—	—	—		—	—	—	—	—	53	44	49
Total operating expenses	98	86	85	17	12	—	—		18	84	—	—	—	1,198	1,039	1,048
Transportation	42	36	38	9	4	—	—		—	—	—	—	—	192	181	194
DD&A	174	95	87	30	17	—	—		19	93	—	—	—	1,650	1,435	1,462
Dry hole	25	9	4	4	1	—	—		—	13	45	37	20	311	251	174
Exploration	20	17	19	—	—	5	—		5	6	67	83	69	238	213	185
Other	(9)	9	11	—	—	2	—		—	(5)	20	2	(9)	59	9	131
Total segmented expenses	350	252	244	60	34	7	—		42	191	132	122	80	3,648	3,128	3,194
Segmented income (loss) before taxes	379	184	150	97	9	(7)	—		69	310	(132)	(122)	(80)	1,707	1,470	1,385
Non-segmented expenses
General and administrative														183	152	138
Interest on long-term debt														158	137	164
Gain on sale of Sudan operation														—	(296)	—
Stock based compensation														171	185	—
Currency translation														30	7	(18)
Total non-segmented expenses														542	185	284
Income before taxes														1,165	1,285	1,101
Capital expenditures
Exploration	54	70	36	—	4	4	—		7	27	158	151	106	952	784	628
Development	201	246	233	8	30	103	—	––	(5)	71	158	72	15	1,545	1,369	1,199
Midstream	—	—	—	—	—	—	—		—	—	—	—	—	41	27	21
Exploration and development	255	316	269	8	34	107	—		2	98	316	223	121	2,538	2,180	1,848
Property acquisitions(1)														330	638	276
Midstream acquisitions														—	130	—
Proceeds on dispositions														(88)	(1,112)	(72)
Other non-segmented														26	38	26
Net capital expenditures														2,806	1,874	2,078
Property, plant and equipment	1,050	1,084	1,098	178	202	244	—		—	772	331	145	57	10,847	10,193	10,465
Goodwill	100	108	132	—	—	—	—		—	—	—	—	—	466	473	469
Other	221	217	205	36	27	6	—		—	56	11	18	12	1,034	1,051	1,016
Segmented assets	1,371	1,409	1,435	214	229	250	—		—	828	342	163	69	12,347	11,717	11,950
Non-segmented assets														61	63	67
Total assets														12,408	11,780	12,017

(4)	Southeast Asia		2004	2003	2002
	Revenues	Indonesia	346	340	339
		Malaysia	363	85	50
		Vietnam	20	11	5
			729	436	394
	Property, plant	Indonesia	327	384	516
	and equipment	Malaysia	701	677	569
		Vietnam	22	23	13
			1,050	1,084	1,098

21.  INFORMATION REGARDING UNITED STATES GAAP DIFFERENCES

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“US GAAP”). Significant differences between Canadian and US GAAP are as follows:

Net income in accordance with US GAAP:

Years ended December 31
(millions of Canadian dollars)	Notes	2004	2003	2002
			(restated)	(restated)
			(see note 2)	(see note 2)
Net income – Canadian GAAP		663	1,012	544
Foreign exchange loss	4	—	(62)	(56)
Depreciation, depletion and amortization	1,2,3,6,8	(35)	(22)	(59)
Gain (loss) on derivative instruments	4	85	(17)	(129)
Preferred security charges	6	(15)	(38)	(42)
Deferred income taxes	2	(10)	19	64
Gain on sale of Sudan operations	8	—	(296)	—
Interest on long-term debt	4	6	—	—
Results of discontinued operations, net of tax	8	—	(57)	(237)
		31	(473)	(459)
Income from continuing operations		694	539	85
Results of discontinued operations, net of tax	8	—	330	237
Income before cumulative effect of changes in accounting principles		694	869	322
Cumulative effect of changes in accounting principles, net of tax	9	—	53	—
Net income – US GAAP		694	922	322
Income per common share (Canadian dollars)(1)
Basic
Continuing operations		1.81	1.40	0.21
Discontinued operations		—	0.85	0.59
Before cumulative effect of changes in accounting principles		1.81	2.25	0.80
Cumulative effect of changes in accounting principles, net of tax		—	0.14	—
Net income		1.81	2.39	0.80
Diluted
Continuing operations		1.78	1.38	0.21
Discontinued operations		—	0.84	0.58
Before cumulative effect of changes in accounting principles		1.78	2.22	0.79
Cumulative effect of changes in accounting principles, net of tax		—	0.14	—
Net income		1.78	2.36	0.79

(1)   Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one share split. See note 9 for details.

Comprehensive income in accordance with US GAAP:

Years ended December 31
(millions of Canadian dollars)	Notes	2004	2003	2002
Net income – US GAAP		694	922	322
Other comprehensive income, net of tax:
Foreign exchange gain on translation of self-sustaining operations	7	288	650	170
Change in fair value of financial instrument	4	(40)	—	—
Comprehensive income – US GAAP		942	1,572	492

Statement of cash flow items in accordance with US GAAP are as follows:

Years ended December 31
(millions of Canadian dollars)	Notes	2004	2003	2002
Operating
Cash provided by operating activities	10	2,896	2,379	2,230
Investing
Cash used in investing activities	10	(2,519)	(1,497)	(1,913)
Financing
Cash used in financing activities		(416)	(783)	(307)
Effect of translation on foreign currency cash		(21)	(28)	—
Net increase (decrease) in cash		(60)	71	10
Cash beginning of year		98	27	17
Cash end of year		38	98	27

Balance sheet items in accordance with US GAAP are as follows:

		2004		2003
December 31		Canadian	US	Canadian	US
(millions of Canadian dollars)	Notes	GAAP	GAAP	GAAP	GAAP
				(restated)
				(note 2)
Current assets		970	970	975	975
Property, plant and equipment	1,2,3	10,847	11,158	10,193	10,538
Other non-current assets	4	591	521	612	607
		12,408	12,649	11,780	12,120
Current liabilities		1,643	1,643	1,218	1,218
Long-term debt	4,6	2,457	2,457	2,203	2,696
Future income taxes	2	2,100	2,045	2,127	2,063
Other non-current liabilities	4	1,377	1,366	1,214	1,214
		7,577	7,511	6,762	7,191
Shareholders’ equity
Preferred securities	6	—	—	431	—
Common shares		2,666	2,666	2,725	2,725
Contributed surplus	5	71	88	73	90
Cumulative foreign currency translation	4,6,7	(150)	(1,169)	(114)	(832)
Accumulative other comprehensive income	4,7	—	1,068	—	820
Retained earnings	1-8	2,244	2,485	1,903	2,126
Total liabilities and shareholders’ equity		12,408	12,649	11,780	12,120

21.1   Gains on property exchanges – Under both US and Canadian GAAP, property exchanges are recorded at the carrying value of the assets given up unless the exchange transaction includes significant cash consideration, in which case it is recorded at fair value. Under US GAAP, asset exchange transactions are recorded at fair value if cash consideration is greater than 25% (10% under Canadian GAAP) of the fair value of total consideration given or received. The resulting differences in the recorded carrying values of these properties result in differences in depreciation, depletion and amortization expense in subsequent years.

21.2   Income taxes and depreciation, depletion and amortization expense – In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP, however, in accordance with the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in depreciation, depletion and amortization expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

21.3   Impairments – In 2004 the Company adopted a new standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP as disclosed in note 1(c), if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). These impairment charges were not required under Canadian GAAP and the resulting differences in recorded carrying values of impaired assets resulted in further differences in depreciation, depletion and amortization expense in subsequent years.

21.4   Forward foreign exchange contracts and other financial instruments – The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the Consolidated Financial Statements.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No.133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Prior to January 1, 2004 management had not designated any of the currently held derivative instruments as hedges for US GAAP purposes and accordingly these derivatives were recognized on the balance sheet at their fair value with the change in their fair value recognized in earnings. Subsequent to January 1, 2004 management has designated its commodity derivative financial instruments as hedges for US GAAP purposes and accordingly the changes in their fair value are now recognized in other comprehensive income with any ineffective portion recognized in earnings.

21.5   Appropriation of contributed surplus – In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

21.6   Preferred securities – During 2004 the Company redeemed all of its outstanding preferred securities. Under US GAAP, the Company’s preferred securities were treated as debt rather than equity and accordingly were translated at the rates of exchange in effect at the balance sheet date and date of redemption. Under Canadian GAAP, the preferred securities were translated at the historical rate of exchange with the gain on redemption taken directly to retained earnings. In addition, the annual preferred security charges under US GAAP are classified as an expense rather than a direct charge to retained earnings. Under US GAAP, the cost associated with the issuance of the preferred securities was recorded as an asset and was amortized over the term of the preferred securities. Under Canadian GAAP, this cost, net of tax, was charged directly to shareholders’ equity.

21.7   Foreign exchange gains and losses on translation of self sustaining operations – Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are added, net of tax, to net income in determining comprehensive income. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment.

21.8   Discontinued operations – Under US GAAP, effective November 1, 2002, the Sudan assets were classified as Assets Held For Sale with the Sudan operating results, net of tax, classified on the income statement as results of operations held for sale. No depreciation, depletion or amortization has been recorded commencing November 1, 2002 related to these assets. The sale closed March 12, 2003.

21.9   Asset Retirement Obligations (future site restoration and abandonment liabilities) – Effective January 1, 2003, for US GAAP purposes, and January 1, 2004 for Canadian GAAP purposes, the Company adopted SFAS No. 143 and CICA 3110 respectively, which changes the method of accruing for costs associated with the retirement of fixed assets which an entity is legally obligated to incur. The standards require entities to record the fair value of a liability for an asset retirement obligation in the period it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The adoption of the new standard in Canada in 2004 eliminated a US GAAP reconciling item in respect to accounting for these obligations, however a difference is created in how the transition amounts are disclosed.

US GAAP requires the cumulative impact of a change in an accounting policy to be presented in the current year statement of earnings in the year of adoption, 2003, and prior periods are not to be restated. Canadian GAAP requires the retroactive adoption of CICA 3110.

The following table presents the pro forma effects of the retroactive application of this change in accounting principle. There was no pro forma effect on income from discontinued operations.

	2004	2003	2002
Pro forma net income(1)	694	869	342
Pro forma per common share(2)
Basic	1.81	2.25	0.85
Diluted	1.78	2.22	0.84

(1)   Pro forma net income for 2003 has been adjusted to remove the $53 million cumulative effect of a change in accounting principle attributable to SFAS No.143.

(2)   Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one share split. See note 9 for details.

21.10      Cash provided by operating activities presentation – Under US GAAP cash provided by operating activities presentation of non-cash exploration expense is treated as an operating item, whereas under Canadian GAAP, it is treated as an investing item.

Newly Issued US Accounting Standards

Share-Based Payments

In 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement No.123, Share-Based Payment. FAS 123 establishes a standard for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS 123 requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – usually the vesting period. Revised FAS 123 eliminates the alternative to use intrinsic value method of accounting that was provided in Statement 123 as originally issued. The Company will continue to record expense in its Consolidated Financial Statements as described in note 1(n) but in addition to those expense items there will be a need for an additional expense amount, under the revised FAS 123, relating to the fair value of the options as at the grant date. The impact of this additional expense amount on the Company’s financial position, operating results or cash flow is uncertain give the volatility of the assumptions needed to determine the new fair value amount. Revised FAS 123 is effective for public companies as of the beginning of the first interim reporting period after June 15, 2005.

Variable Interest Entities

In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 Consolidation of Variable Interest Entities (FIN 46), which became effective January 1, 2004. The Canadian Institute of Chartered Accountants (CICA) issued a similar accounting guideline (AcG 15). FIN 46 and AcG 15 provide guidance as to when a company should consolidate another entity into its Consolidated Financial Statements. A variable interest entity (VIE) is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 and AcG 15 require a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns, or both. If a company has previously consolidated a VIE but is not subject to a majority of the risk of loss of its activities nor entitled to receive a majority of its residual returns, such a VIE is required to be deconsolidated. Management has determined that this guideline does not impact on the Company’s financial position, operating results or cash flows.

Summary US Dollar Information

Unless otherwise noted, all amounts in the Consolidated Financial Statements, including Accounting Principles Generally Accepted in the United States above, are reported in millions of Canadian dollars. The following information reflects summary financial information prepared in accordance with US GAAP translated from Canadian dollars to US dollars at the average exchange rate prevailing in the respective year.

US$ million (except as noted)	2004	2003	2002
		(restated)	(restated)
		(see note 2)	(see note 2)
Total revenue	4,116	3,281	2,916
Net income	533	658	205
Net income per common share (US$/share)(1)	1.39	1.71	0.51
Average exchange rate (US$/C$)	0.7686	0.7135	0.6368

(1)   Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one share split. See note 9 for details.

Supplementary Oil and Gas Information

(unaudited)

The supplemental data on the Company’s oil and gas activities was prepared in accordance with the FASB’s SFAS No.69: Disclosures About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production, including synthetic oil operations, are excluded from all aspects of this supplementary oil and gas information.

Results of Operations from Oil and Gas Producing Activities

Years ended December 31 (millions of Canadian dollars)		North America	North Sea	Southeast Asia	Sudan	Algeria	Trinidad	Other	Total
2004	Net oil and gas revenue derived from proved reserves(1)	2,304	2,038	729	—	156	—	—	5,227
	Less:
	Production costs	392	662	98	—	17	—	—	1,169
	Transportation	75	66	42	—	9	—	—	192
	Exploration and dry hole expense	251	138	45	—	4	33	78	549
	Depreciation, depletion and amortization	729	689	174	—	30	—	—	1,622
	Tax expense (recovery)	219	288	152	—	36	(11)	(27)	657
	Results of operations	638	195	218	—	60	(22)	(51)	1,038
2003	Net oil and gas revenue derived from proved reserves(1)	2,148	1,762	436	112	43	—	—	4,501
	Less:
	Production costs	367	528	87	18	12	—	—	1,012
	Transportation	78	63	36	—	4	—	—	181
	Exploration and dry hole expense	222	90	26	5	1	34	86	464
	Depreciation, depletion and amortization	647	635	95	—	17	—	—	1,394
	Tax expense (recovery)	328	237	77	30	3	(12)	(31)	632
	Results of operations	506	209	115	59	6	(22)	(55)	818
2002	Net oil and gas revenue derived from proved reserves(1)	1,712	1,926	393	500	—	—	—	4,531
	Less:
	Production costs	339	522	85	84	—	—	—	1,030
	Transportation	78	78	38	—	—	—	—	194
	Exploration and dry hole expense	194	29	23	19	5	46	43	359
	Depreciation, depletion and amortization	583	701	87	92	—	—	—	1,463
	Tax expense (recovery)	205	430	75	85	(2)	(22)	(18)	753
	Results of operations	313	166	85	220	(3)	(24)	(25)	732

(1)     Net oil and gas revenue derived from proved reserves is net of applicable royalties and reflects hedging activities.

Capitalized Costs Related to Oil and Gas Activities

As at December 31 (millions of Canadian dollars)		North America	North Sea	Southeast Asia	Sudan	Algeria	Trinidad	Other	Total
2004	Proved properties	8,680	7,009	1,487	—	197	229	5	17,607
	Unproved properties	192	54	16	—	23	16	34	335
	Incomplete wells and facilities	49	3	46	—	—	35	12	145
		8,921	7,066	1,549	—	220	280	51	18,087
	Less: accumulated depreciation, depletion and amortization	3,195	4,006	501	—	42	—	—	7,744
	Net capitalized costs	5,726	3,060	1,048	—	178	280	51	10,343
2003	Proved properties	7,751	6,339	1,466	—	151	120	—	15,827
	Unproved properties	227	88	95	—	67	16	3	496
	Incomplete wells and facilities	31	1	22	—	—	1	5	60
		8,009	6,428	1,583	—	218	137	8	16,383

	Less: accumulated depreciation, depletion and amortization	2,694	3,451	498	—	16	—	—	6,659
	Net capitalized costs	5,315	2,977	1,085	—	202	137	8	9,724
2002	Proved properties	6,939	5,592	1,422	986	217	45	—	15,201
	Unproved properties	214	14	156	36	29	9	—	458
	Incomplete wells and facilities	33	66	22	17	—	—	—	138
		7,186	5,672	1,600	1,039	246	54	—	15,797
	Less: accumulated depreciation, depletion and amortization	2,339	2,774	509	271	—	—	—	5,893
	Net capitalized costs	4,847	2,898	1,091	768	246	54	—	9,904

Costs Incurred in Oil and Gas Activities

Years ended December 31 (millions of Canadian dollars)			North America	North Sea	Southeast Asia	Sudan	Algeria	Trinidad	Other	Total
2004	Property acquisition costs	Proved	77	233	—	—	—	—	—	310
		Unproved	165	71	—	—	—	—	39	275
	Exploration costs		459	150	54	—	—	34	86	783
	Development costs		785	357	201	—	8	158	—	1,509
	Asset retirement costs		36	51	3	—	—	7	—	97
	Total costs incurred		1,522	862	258	—	8	199	125	2,974
2003	Property acquisition costs	Proved	369	189	—	—	—	—	—	558
		Unproved	184	2	—	—	—	—	3	189
	Exploration costs		336	99	70	7	4	58	90	664
	Development costs		600	397	246	(5)	30	72	—	1,340
	Asset retirement costs		125	285	5	—	—	—	—	415
	Total costs incurred		1,614	972	321	2	34	130	93	3,166
2002	Property acquisition costs	Proved	174	88	—	—	—	—	—	262
		Unproved	50	13	—	—	—	9	—	72
	Exploration costs		271	134	36	27	3	54	43	568
	Development costs		457	297	233	71	103	14	—	1,175
	Total costs incurred		952	532	269	98	106	77	43	2,077

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the respective year end prices to the Company’s estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the FASB.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management’s best estimate of future events and anticipated outcomes. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from those estimated due to, but not limited to, the following:

•      production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•      future prices and economic conditions will differ from those at year end. For example, changes in prices increased the discounted future net cash flows by $3.5 billion in 2004;

•      future production and development costs will be determined by future events and will differ from those at year end; and

•      estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

		2004	2003	2002
Crude oil and liquids ($/bbl)	North America	34.27	33.32	42.07
	North Sea	46.65	37.89	46.84
	Southeast Asia	44.01	41.71	49.22
	Sudan	—	—	44.09
	Algeria	48.71	38.91	48.37
	Trinidad	42.67	39.12	45.72
		42.66	37.04	45.13
Natural gas ($/mcf)	North America	7.32	6.32	6.06
	North Sea	6.25	5.55	5.59
	Southeast Asia	3.54	3.74	4.94
	Trinidad	1.81	1.03	1.26
		5.47	5.17	5.43

Discounted Future Net Cash Flows from Proved Reserves

As at December 31 (millions of Canadian dollars)		North America	North Sea	Southeast Asia	Sudan	Algeria	Trinidad	Total
2004	Future cash inflows(1)	20,825	14,916	7,525	—	1,071	854	45,191
	Future costs
	Transportation	(501)	(494)	(655)	—	(61)	—	(1,711)
	Production	(4,847)	(7,028)	(1,235)	—	(148)	(128)	(13,386)
	Development and site restoration	(2,138)	(3,214)	(770)	—	(29)	(114)	(6,265)
	Future net inflows before income taxes	13,339	4,180	4,865	—	833	612	23,829
	Future income and production revenue taxes	(3,650)	(1,724)	(1,959)	—	(245)	(262)	(7,840)
	Future net cash flows	9,689	2,456	2,906	—	588	350	15,989
	10% discount factor	(3,845)	(302)	(1,402)	—	(165)	(115)	(5,829)
	Discounted future net cash flows	5,844	2,154	1,504	—	423	235	10,160
2003	Future cash inflows(1)	18,444	11,032	5,930	—	645	928	36,979
	Future costs
	Production	(4,958)	(5,686)	(1,107)	—	(165)	(122)	(12,038)
	Development and site restoration	(1,490)	(1,989)	(697)	—	(14)	(248)	(4,438)
	Future net inflows before income taxes	11,996	3,357	4,126	—	466	558	20,503
	Future income and production revenue taxes	(3,664)	(1,393)	(1,601)	—	(107)	(299)	(7,064)
	Future net cash flows	8,332	1,964	2,525	—	359	259	13,439
	10% discount factor	(3,740)	(147)	(1,118)	—	(86)	(112)	(5,203)
	Discounted future net cash flows	4,592	1,817	1,407	—	273	147	8,236
2002	Future cash inflows(1)	19,639	13,160	6,627	4,090	675	1,143	45,334
	Future costs
	Production	(4,325)	(5,577)	(1,040)	(999)	(230)	(157)	(12,328)
	Development and site restoration	(995)	(1,873)	(709)	(313)	(64)	(368)	(4,322)
	Future net inflows before income taxes	14,319	5,710	4,878	2,778	381	618	28,684
	Future income and production revenue taxes	(5,654)	(2,597)	(2,011)	(744)	(31)	(370)	(11,407)
	Future net cash flows	8,665	3,113	2,867	2,034	350	248	17,277
	10% discount factor	(3,913)	(554)	(1,387)	(655)	(97)	(161)	(6,767)
	Discounted future net cash flows	4,752	2,559	1,480	1,379	253	87	10,510

(1) Future cash inflows are revenues net of royalties.

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of Canadian dollars)	2004	2003	2002
Sales of oil and gas produced, net of production costs	(3,866)	(3,308)	(3,307)
Net change in prices	3,506	(3,200)	9,709
Net change in transportation costs	(954)	—	—
Net change in production costs	410	(357)	(1,990)
Net change in future development and site restoration costs	(638)	(87)	(637)
Development costs incurred during the year	623	672	764
Extensions, discoveries and improved recovery	2,386	1,229	1,863
Revisions of previous reserve estimates	(615)	92	37
Net purchases and sales of reserves in place	150	(1,225)	17
Accretion of discount	1,263	1,555	972
Net change in taxes	(598)	2,399	(3,342)
Other	257	(44)	(97)
Net change	1,924	(2,274)	3,989
Balance, beginning of year	8,236	10,510	6,521
Balance, end of year	10,160	8,236	10,510

Continuity of Net Proved Reserves(1)

	North	North	Southeast
	America(2)	Sea	Asia	Algeria	Sudan	Trinidad	Total
Crude Oil and Liquids (mmbbls)
Total Proved
Proved reserves at December 31, 2001	175.8	260.2	39.6	16.9	116.3	—	608.8
Discoveries, additions and extensions	10.6	13.5	5.8	1.3	19.0	18.9	69.1
Purchase of reserves	1.1	7.5	—	—	—	—	8.6
Sale of reserves	(3.7)	(2.8)	—	—	—	—	(6.5)
Net revisions and transfers	(2.5)	13.9	(4.2)	(4.3)	(27.7)	—	(24.8)
2002 Production	(17.2)	(44.7)	(5.1)	—	(13.3)	—	(80.3)
Proved reserves at December 31, 2002	164.1	247.6	36.1	13.9	94.3	18.9	574.9
Discoveries, additions and extensions	13.1	8.3	17.0	2.3	—	—	40.7
Purchase of reserves	1.1	21.1	—	—	—	—	22.2
Sale of reserves	(4.6)	—	—	—	(91.7)	—	(96.3)
Net revisions and transfers	1.1	19.4	4.8	0.5	—	(0.8)	25.0
2003 Production	(16.4)	(41.4)	(5.4)	(0.1)	(2.6)	—	(65.9)
Proved reserves at December 31, 2003	158.4	255.0	52.5	16.6	—	18.1	500.6
Discoveries, additions and extensions	14.0	29.7	2.0	8.1	—	—	53.8
Purchase of reserves	0.2	34.0	0.9	—	—	—	35.1
Sale of reserves	(2.1)	(3.3)	—	—	—	—	(5.4)
Net revisions and transfers	(2.5)	24.0	(1.3)	0.3	—	(7.2)	13.3
2004 Production	(15.8)	(44.3)	(7.9)	(3.1)	—	—	(71.1)
Proved reserves at December 31, 2004	152.2	295.1	46.2	21.9	—	10.9	526.3
Proved Developed
December 31, 2001	168.6	203.8	13.3	—	89.6	—	475.3
December 31, 2002	157.2	210.8	11.9	2.4	84.1	—	466.4
December 31, 2003	155.4	211.8	18.6	14.6	—	—	400.4
December 31, 2004	142.6	252.3	19.2	16.5	—	10.5	441.1
Natural Gas (bcf)
Total Proved
Proved reserves at December 31, 2001	2,052.6	267.3	1,112.1	—	—	—	3,432.0
Discoveries, additions and extensions	283.1	14.0	11.7	—	—	220.0	528.8
Purchase of reserves	31.5	0.4	—	—	—	—	31.9
Sale of reserves	(26.7)	—	—	—	—	—	(26.7)
Net revisions and transfers	(110.8)	(4.3)	(122.6)	—	—	—	(237.7)
2002 Production	(243.6)	(39.5)	(32.3)	—	—	—	(315.4)
Proved reserves at December 31, 2002	1,986.1	237.9	968.9	—	—	220.0	3,412.9
Discoveries, additions and extensions	276.3	1.0	64.0	—	—	—	341.3
Purchase of reserves	92.2	14.4	—	—	—	—	106.6
Sale of reserves	(11.4)	—	—	—	—	—	(11.4)
Net revisions and transfers	(14.9)	19.8	(6.1)	—	—	(9.0)	(10.2)
2003 Production	(247.6)	(37.5)	(40.1)	—	—	—	(325.2)
Proved reserves at December 31, 2003	2,080.7	235.6	986.7	—	—	211.0	3,514.0
Discoveries, additions and extensions	370.6	8.0	521.9	—	—	—	900.5
Purchase of reserves	19.1	0.1	—	—	—	—	19.2
Sale of reserves	(57.1)	(0.5)	—	—	—	—	(57.6)
Net revisions and transfers	(19.2)	(26.4)	93.5	—	—	5.5	53.4
2004 Production	(260.6)	(39.5)	(47.3)	—	—	—	(347.4)
Proved reserves at December 31, 2004	2,133.5	177.3	1,554.8	—	—	216.5	4,082.1
Proved Developed
December 31, 2001	1,804.7	213.8	252.0	—	—	—	2,270.5
December 31, 2002	1,746.9	210.0	471.6	—	—	—	2,428.5
December 31, 2003	1,890.4	200.7	593.9				2,685.0
December 31, 2004	1,788.2	150.0	624.0	—	—	—	2,562.2

(1)   See oil and gas advisory on page 24.

(2)   North American net proved reserves exclude synthetic crude oil reserves: 2002 – 36.7 mmbbls; 2003 – 35.8 mmbbls; 2004 – 35.2 mmbbls.

Additional Information

Historical Financial Summary

(millions of Canadian dollars unless otherwise stated)

Years ended December 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
	(restated)
Balance Sheets
Current assets	970	975	917	799	1,042	730	272	471	362	256
Other assets	125	139	166	92	82	93	100	88	63	51
Goodwill	466	473	469	467	—	—	—	—	—	—
Property, plant and equipment	10,847	10,193	10,465	9,870	7,904	7,363	5,184	4,636	3,536	2,796
Total assets	12,408	11,780	12,017	11,228	9,028	8,186	5,556	5,195	3,961	3,103
Current liabilities	1,643	1,218	989	1,204	1,311	1,060	576	497	338	225
Deferred credits and other liabilities	3,477	3,341	3,457	3,052	2,366	1,344	781	795	633	345
Long-term debt	2,457	2,203	2,997	2,794	1,703	2,157	2,071	1,739	899	906
Shareholders’ equity	4,831	5,018	4,574	4,178	3,648	3,625	2,128	2,164	2,091	1,627
Total liabilities and shareholders’ equity	12,408	11,780	12,017	11,228	9,028	8,186	5,556	5,195	3,961	3,103
Income Statements
Revenue
Gross sales	6,874	5,610	5,351	5,039	5,213	2,424	1,551	1,729	1,427	1,006
Less hedging loss/(gain)	480	194	(75)	(8)	377	106	17	29	20	(5)
Gross sales, net of hedging	6,394	5,416	5,426	5,047	4,836	2,318	1,534	1,700	1,407	1,011
Less royalties	1,124	894	927	989	946	389	214	312	224	144
Net sales	5,270	4,522	4,499	4,058	3,890	1,929	1,320	1,388	1,183	867
Other	85	76	80	82	99	46	51	42	30	32
Total revenue	5,355	4,598	4,579	4,140	3,989	1,975	1,371	1,430	1,213	899
Expenses
Operating	1,198	1,039	1,048	946	827	604	581	480	300	245
Transportation	192	181	194	—	—	—	—	—	—	—
General and administrative	183	152	138	108	95	70	59	57	56	57
Depreciation, depletion and amortization	1,650	1,435	1,462	1,283	1,103	729	597	532	425	374
Dry hole	311	251	174	113	77	51	91	42	65	26
Exploration	238	213	185	147	100	79	102	92	63	50
Interest on long-term debt	158	137	164	139	136	120	91	51	69	86
Stock based compensation	171	185	—	—	—	—	—	—	—	—
Other	89	16	113	78	64	(140)	230	(15)	(25)	(33)
Total expenses	4,190	3,609	3,478	2,814	2,402	1,513	1,751	1,239	953	805
Gain on sale of Sudan operations	—	296	—	—	—	—	—	—	—	—
Income (loss) before taxes	1,165	1,285	1,101	1,326	1,587	462	(380)	191	260	94
Taxes
Current income tax	478	229	258	342	334	49	15	38	51	11
Future income tax (recovery)	(105)	(48)	175	84	216	116	(93)	64	82	48
Petroleum revenue tax	129	92	124	149	150	31	20	32	35	—
	502	273	557	575	700	196	(58)	134	168	59
Net income (loss)	663	1,012	544	751	887	266	(322)	57	92	35
Preferred security charges, net of tax	(9)	(22)	(24)	(24)	(22)	(13)	—	—	—	—
Gain on redemption of preferred securities	23	—	—	—	—	—	—	—	—	—
Income from discontinued operations	—	—	—	—	—	—	—	—	—	6
Net income (loss) available to common shareholders	677	990	520	727	865	253	(322)	57	92	41

Consolidated Financial Ratios

The following financial ratios are provided in connection with the Company’s shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company’s consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at December 31, 2004. The interest coverage ratios are for the 12-month period then ended.

December 31, 2004	Preferred Securities as Equity(5)	Preferred Securities as Debt(6)
Interest coverage (times)
Income(1)	6.97	6.40
Cash flow(2)	20.81	19.13
Asset coverage (times)
Before deduction of future income taxes and deferred credits(3)	4.38	4.38
After deduction of future income taxes and deferred credits(4)	2.97	2.97

(1)   Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)   Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(3)   Total assets minus current liabilities; divided by long-term debt.

(4)   Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.

(5)   The Company’s preferred securities, which were redeemed during 2004, were classified as equity and the related charges have been excluded from interest expense.

(6)   Reflects adjusted ratios, had the preferred securities been treated as debt and the related charges been included in interest expense.

Ratios and Key Indicators

(millions of Canadian dollars unless otherwise stated)

Years ended December 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net income	663	1,012	544	751	887	266	(322)	57	92	35
Cash flow(1)	2,931	2,729	2,645	2,494	2,413	1,111	631	797	697	502
Exploration and development spending	2,538	2,180	1,848	1,882	1,179	996	1,145	951	557	379
Net acquisitions and dispositions	242	668	204	139	350	349	(92)	55	161	7
Debt/debt+equity (%)	34	31	40	42	32	38	50	45	30	36
Debt/cash flow (times)	0.84	0.81	1.13	1.20	0.72	1.98	3.31	2.18	1.29	1.80
Per common share (dollars)
Net income (loss) ($)	1.77	2.56	1.29	1.80	2.09	0.67	(0.96)	0.17	0.30	0.14
Cash flow ($)(1)	7.65	7.07	6.58	6.16	5.84	2.97	1.88	2.43	2.24	1.73
Production (boe)	0.42	0.38	0.40	0.38	0.36	0.30	0.29	0.27	0.24	0.23
Proved gross reserves (at year end) (boe)	4.0	3.5	3.8	3.7	2.9	2.6	2.5	2.3	1.9	1.7
Average royalty rate (%)	16	16	17	20	18	16	14	18	16	14
Unit operating costs ($/boe)	7.04	6.74	6.06	5.79	5.19	5.14	5.61	5.24	3.78	3.42
Unit DD&A ($/boe)	10.29	9.87	8.99	8.39	7.37	7.54	6.03	6.08	5.60	5.52
Return on capital employed (%)(2)	10.6	14.9	9.0	13.7	17.6	6.9	(6.5)	2.6	5.0	3.5
Return on active capital employed (%)(3)	12.3	17.3	10.8	16.8	20.8	8.6	(8.8)	3.4	6.1	4.1
Return on equity (%)(4)	13.5	21.1	12.4	19.2	24.4	9.2	(15.0)	2.7	4.9	2.2

(1)   Non-GAAP measure. See advisory on page 24.

(2)   Net income plus tax effected interest/(average shareholders’ equity + average debt).

(3)   Net income plus tax effected interest/(average shareholders’ equity + average debt – average non-depleted capital).

(4)   Net income/average shareholders’ equity.

Historical Operations Summary

Years ended December 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
	(restated )
Daily Average Production
Crude oil (bbls/d)
North America	41,775	44,456	46,287	50,424	51,005	44,806	45,103	40,627	34,169	31,019
North Sea	119,502	110,613	124,965	108,163	109,096	57,267	54,988	48,065	30,675	16,987
Southeast Asia	34,050	23,159	21,925	20,326	19,627	28,286	31,684	28,458	22,621	18,121
Algeria	13,537	6,594	—	—	—	—	—	—	—	—
Sudan	—	13,039	60,109	53,257	45,869	11,726	—	—	—	—
Natural gas liquids (bbls/d)
North America	12,618	12,473	13,521	12,851	12,829	10,918	9,818	8,054	7,598	7,097
North Sea	2,359	2,462	2,521	2,665	2,806	1,989	2,492	2,437	2,363	1,791
Southeast Asia	1,594	1,271	544	547	579	566	—	—	—	—
Synthetic oil (Canada) (bbls/d)	2,999	2,649	2,868	2,781	2,540	2,765	2,664	2,536	2,534	2,527
Total oil and liquids	228,434	216,716	272,740	251,014	244,351	158,323	146,749	130,177	99,960	77,542
Natural gas (mmcf/d)
North America	885	864	820	809	755	681	631	558	557	581
North Sea	114	109	122	108	122	115	104	100	90	69
Southeast Asia	260	117	94	93	111	108	13	—	—	—
Total natural gas	1,259	1,090	1,036	1,010	988	904	748	658	647	650
Total (mboe/d)	438	398	445	419	409	309	271	240	208	186
WTI (average US$/bbl)	41.40	30.99	26.15	25.92	30.26	19.30	14.37	20.61	22.02	18.40
NYMEX gas (average US$/mmbtu)	6.09	5.44	3.25	4.38	4.30	2.27	2.08	2.48	2.67	1.71
US$/C$ exchange rate (year end)	0.8308	0.7738	0.6331	0.6279	0.6666	0.6887	0.6511	0.6987	0.7298	0.7331

The following table provides information on product netbacks on a gross basis in Canadian dollars on a quarterly basis for the periods indicated.

Product Netbacks

		2004					2003					2002
		Total	Three months ended				Total	Three months ended				Total
C$ Gross		Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year
North America	Oil and liquids ($/bbl)
	Sales price	42.11	44.05	45.47	41.39	37.56	35.78	32.39	33.94	33.43	43.17	32.81
	Hedging (gain)	5.95	8.64	7.28	4.81	3.07	2.45	2.07	2.05	1.26	4.38	0.06
	Royalties	8.59	8.76	9.51	8.52	7.57	7.37	6.86	6.81	6.50	9.27	6.85
	Transportation	0.49	0.46	0.53	0.48	0.51	0.48	0.51	0.51	0.51	0.43	0.38
	Operating costs	6.75	7.79	6.64	6.67	5.90	6.28	6.76	6.21	5.89	6.27	5.55
		20.33	18.40	21.51	20.91	20.51	19.20	16.19	18.36	19.27	22.82	19.97
	Natural gas ($/mcf)
	Sales price	6.83	6.99	6.63	7.08	6.61	6.58	5.31	6.14	6.63	8.25	4.20
	Hedging (gain)	0.10	0.04	0.14	0.16	0.06	0.11	(0.04)	0.03	0.12	0.32	(0.28)
	Royalties	1.31	1.20	1.29	1.44	1.32	1.37	1.08	1.18	1.54	1.69	0.75
	Transportation	0.20	0.21	0.20	0.20	0.19	0.21	0.20	0.22	0.22	0.22	0.24
	Operating costs	0.79	0.80	0.81	0.80	0.77	0.75	0.78	0.77	0.70	0.76	0.71
		4.43	4.74	4.19	4.48	4.27	4.14	3.29	3.94	4.05	5.26	2.78
North Sea	Oil and liquids ($/bbl)
	Sales price	48.29	50.26	54.57	47.27	41.55	39.72	38.81	38.66	35.29	46.14	38.76
	Hedging (gain)	7.36	10.02	10.31	5.74	3.55	2.01	2.07	1.98	0.14	3.74	0.12
	Royalties	0.43	0.52	0.49	0.60	0.13	(0.08)	0.60	(0.27)	(0.89)	0.09	1.60
	Transportation	1.14	1.09	1.28	1.11	1.11	1.16	0.99	1.07	1.31	1.31	1.24
	Operating costs	13.27	11.84	15.59	13.07	12.86	11.51	10.83	11.05	11.60	12.73	9.87
		26.09	26.79	26.90	26.75	23.90	25.12	24.32	24.83	23.13	28.27	25.93
	Natural gas ($/mcf)
	Sales price	5.55	6.08	4.88	5.17	5.85	4.77	5.10	4.26	4.30	5.15	4.16
	Hedging (gain)	—	—	—	—	—	—	—	—	—	—	—
	Royalties	0.42	0.37	0.46	0.13	0.66	0.28	0.63	0.09	0.04	0.25	0.48
	Transportation	0.35	0.38	0.32	0.31	0.37	0.37	0.39	0.39	0.34	0.35	0.45
	Operating costs	0.55	0.72	0.69	0.58	0.28	0.37	0.33	0.50	0.18	0.45	0.43
		4.23	4.61	3.41	4.15	4.54	3.75	3.75	3.28	3.74	4.10	2.80
Southeast Asia	Oil and liquids ($/bbl)
	Sales price	51.29	53.81	56.95	50.19	44.10	41.35	41.56	38.58	38.15	47.47	40.12
	Hedging (gain)	—	—	—	—	—	2.37	2.10	2.07	1.26	4.30	0.06
	Royalties	21.24	21.94	23.37	21.77	17.82	16.09	15.69	14.43	15.86	18.71	14.83
	Transportation	0.23	0.18	0.20	0.28	0.25	0.41	0.27	0.47	0.44	0.50	0.82
	Operating costs	5.57	5.60	6.60	5.30	4.78	7.22	6.76	6.98	7.12	8.26	7.77
		24.25	26.09	26.78	22.84	21.25	15.26	16.74	14.63	13.47	15.70	16.64
	Natural gas ($/mcf)
	Sales price	4.74	4.55	5.03	4.85	4.50	5.72	5.31	5.21	5.86	6.96	5.65
	Hedging (gain)	—	—	—	—	—	—	—	—	—	—	—
	Royalties	1.19	1.20	1.39	1.33	0.81	0.29	0.33	0.24	0.27	0.34	0.25
	Transportation	0.41	0.38	0.40	0.43	0.42	0.77	0.68	0.80	0.81	0.87	0.93
	Operating costs	0.27	0.25	0.25	0.28	0.29	0.50	0.41	0.53	0.49	0.64	0.59
		2.87	2.72	2.99	2.81	2.98	4.16	3.89	3.64	4.29	5.11	3.88

Product Netbacks (continued)

		2004					2003					2002
		Total	Three months ended				Total	Three months ended				Total
C$ Gross		Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

Algeria	Oil ($/bbl)
	Sales price	51.17	46.50	63.98	49.09	44.62	39.01	39.70	39.37	35.05	40.33	—
	Hedging (gain)	—	—	—	—	—	2.23	2.11	2.07	1.26	4.40	—
	Royalties	19.65	18.48	20.15	17.34	22.59	19.18	18.52	20.38	18.04	20.16	—
	Transportation	1.76	1.64	1.79	1.84	1.80	1.77	1.64	1.87	1.88	1.88	—
	Operating costs	3.51	3.77	3.86	4.75	1.71	5.07	2.66	10.37	2.19	4.35	—
		26.25	22.61	38.18	25.16	18.52	10.76	14.77	4.68	11.68	9.54	—
Sudan	Oil ($/bbl)
	Sales price-	—	—	—	—	—	43.89	—	—	—	43.89	37.79
	Hedging (gain)	—	—	—	—	—	—	—	—	—	—	0.07
	Royalties	—	—	—	—	—	20.34	—	—	—	20.34	14.94
	Operating costs	—	—	—	—	—	3.73	—	—	—	3.73	3.82
		—	—	—	—	—	19.82	—	—	—	19.82	18.96
Total Company	Oil and liquids ($/bbl)
	Sales price	47.45	49.10	53.30	46.42	41.15	39.09	37.68	37.33	35.07	44.98	37.34
	Hedging (gain)	5.42	7.53	7.15	4.31	2.67	2.05	2.08	2.01	0.65	3.14	0.09
	Royalties	6.84	6.85	7.86	6.71	6.00	5.59	5.13	4.20	3.83	8.53	6.83
	Transportation	0.88	0.84	0.95	0.87	0.87	0.83	0.81	0.88	0.97	0.75	0.74
	Operating costs	9.89	9.42	11.08	9.88	9.26	8.96	8.85	9.19	9.10	8.74	7.39
		24.42	24.46	26.26	24.65	22.35	21.66	20.81	21.05	20.52	23.82	22.29
	Natural gas ($/mcf)
	Sales price	6.28	6.38	6.15	6.47	6.13	6.30	5.29	5.87	6.36	7.76	4.33
	Hedging (gain)	0.07	0.03	0.10	0.12	0.04	0.08	(0.03)	0.02	0.10	0.25	(0.22)
	Royalties	1.21	1.12	1.25	1.31	1.15	1.14	0.93	0.98	1.28	1.40	0.67
	Transportation	0.26	0.26	0.25	0.26	0.25	0.28	0.29	0.30	0.28	0.29	0.32
	Operating costs	0.66	0.67	0.68	0.68	0.63	0.69	0.68	0.72	0.64	0.71	0.67
		4.08	4.30	3.87	4.10	4.06	4.11	3.42	3.85	4.06	5.11	2.89

Netbacks do not include synthetic oil or pipeline operations.

Information on Net Production and Product Netbacks in US dollars is provided for US readers.

Net Production (after royalties)

	2004	2003	2002	2001	2000
Crude Oil and Liquids (bbls/d)
North America	43,303	45,035	47,182	49,145	49,018
North Sea	120,768	113,291	122,231	105,138	107,554
Southeast Asia	20,884	14,853	14,025	14,667	13,853
Algeria	8,338	3,351	—	—	—
Sudan	—	6,997	36,346	32,422	28,001
Total oil and liquids	193,293	183,527	219,784	201,372	198,426
Natural Gas (mmcf/d)
North America	715	678	665	608	582
North Sea	105	103	107	97	117
Southeast Asia	194	110	89	89	104
Total natural gas	1,014	891	861	794	803
Total conventional (mboe/d)	362	332	363	334	332
Synthetic Oil (Canada) (mboe/d)	2.9	2.5	2.8	2.4	1.9
Total (mboe/d)	365	334	366	337	335

Product Netbacks (net of royalties)

(Net of Royalties) – US$		2004	2003	2002
North America	Oil and Liquids (US$/bbl)
	Sales Price	32.44	25.64	20.96
	Hedging (gain)	5.81	2.21	0.04
	Transportation	0.48	0.44	0.31
	Operating costs	6.55	5.67	4.48
		19.60	17.32	16.13
	Natural Gas (US$/mcf)
	Sales Price	5.26	4.74	2.70
	Hedging (gain)	0.10	0.10	(0.22)
	Transportation	0.19	0.19	0.18
	Operating costs	0.76	0.68	0.56
		4.21	3.77	2.18
North Sea	Oil and Liquids (US$/bbl)
	Sales Price	37.23	28.35	24.68
	Hedging (gain)	5.77	1.43	0.08
	Transportation	0.89	0.83	0.82
	Operating costs	10.28	8.19	6.56
		20.29	17.90	17.22
	Natural Gas (US$/mcf)
	Sales Price	4.29	3.41	2.68
	Hedging (gain)	—	—	—
	Transportation	0.29	0.28	0.33
	Operating costs	0.47	0.28	0.31
		3.53	2.85	2.04
Southeast Asia	Oil and Liquids (US$/bbl)
	Sales Price	39.49	29.66	25.80
	Hedging (gain)	—	2.78	0.06
	Transportation	0.30	0.48	0.84
	Operating costs	7.32	8.48	7.92
		31.87	17.92	16.98
	Natural Gas (US$/mcf)
	Sales Price	3.65	4.12	3.63
	Hedging (gain)	—	—	—
	Transportation	0.42	0.59	0.62
	Operating costs	0.27	0.38	0.40
		2.96	3.15	2.61
Algeria	Oil and Liquids (US$/bbl)
	Sales Price	39.48	27.84	—
	Hedging (gain)	—	3.13	—
	Transportation	2.20	2.55	—
	Operating costs	4.41	7.06	—
		32.87	15.10	—
Sudan	Oil and Liquids (US$/bbl)
	Sales Price	—	31.33	24.06
	Hedging (gain)	—	—	0.08
	Operating costs	—	4.96	4.02
		—	26.37	19.96
Total Company	Oil and Liquids (US$/bbl)
	Sales Price	36.57	27.90	23.85
	Hedging (gain)	4.90	1.71	0.07
	Transportation	0.79	0.70	0.58
	Operating costs	8.87	7.46	5.78
		22.01	18.03	17.42
	Natural Gas (US$/mcf)
	Sales Price	4.84	4.50	2.80
	Hedging (gain)	0.07	0.07	(0.17)
	Transportation	0.25	0.25	0.25
	Operating costs	0.63	0.59	0.51
		3.89	3.59	2.21

Netbacks do not include synthetic oil or pipeline operations.

Historical Gross Proved Reserves(1)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Crude Oil and Liquids (mmbbls)
Opening balance	167.8	167.9	225.9	300.3	416.5	557.1	631.8	737.6	716.9	579.2
Discoveries, additions and extensions	15.4	33.8	68.7	83.3	62.0	72.5	143.9	90.2	53.3	74.0
Dispositions and acquisitions	0.9	35.6	29.0	67.3	111.3	57.2	36.7	1.5	(139.0)	29.7
Net revisions and transfers	11.2	24.3	23.2	18.2	24.1	33.5	15.8	(13.9)	26.3	17.3
Production	(27.4)	(35.7)	(46.5)	(52.6)	(56.8)	(88.5)	(90.6)	(98.5)	(78.3)	(82.5)
Closing balance	167.9	225.9	300.3	416.5	557.1	631.8	737.6	716.9	579.2	617.7
Natural Gas (bcf)
Opening balance	1,852.1	1,901.8	2,301.7	2,663.5	2,834.4	3,221.0	3,272.3	4,496.5	4,607.3	4,695.5
Discoveries, additions and extensions	195.3	263.9	407.6	396.0	301.0	472.3	1,045.8	632.8	459.5	1,251.8
Dispositions and Acquisitions	9.5	34.2	289.6	(51.7)	368.6	(53.9)	537.4	3.2	107.2	(50.3)
Net revisions and transfers	82.0	338.7	(95.2)	100.2	47.4	(5.0)	10.0	(146.0)	(80.1)	(212.1)
Production	(237.1)	(236.9)	(240.2)	(273.6)	(330.4)	(362.1)	(369.0)	(379.2)	(398.4)	(461.7)
Closing balance	1,901.8	2,301.7	2,663.5	2,834.4	3,221.0	3,272.3	4,496.5	4,607.3	4,695.5	5,223.2
BOE(2) (mmboe)
Opening balance	476.5	485.0	609.5	744.2	888.8	1,094.0	1,177.2	1,487.0	1,484.7	1,361.9
Discoveries, additions and extensions	47.9	77.7	136.6	149.2	112.0	151.1	318.2	195.7	129.8	282.6
Dispositions and acquisitions	2.5	41.3	77.3	58.7	172.8	48.1	126.2	2.1	(121.1)	21.4
Net revisions and transfers	25.0	80.7	7.4	34.9	32.2	32.8	17.5	(38.4)	13.2	(18.2)
Production	(66.9)	(75.2)	(86.6)	(98.2)	(111.8)	(148.8)	(152.1)	(161.7)	(144.7)	(159.5)
Closing balance (gross)	485.0	609.5	744.2	888.8	1,094.0	1,177.2	1,487.0	1,484.7	1,361.9	1,488.3

(1)   See oil and gas advisory on page 24.

(2)   Six mcf of natural gas equals one boe.

Probable Reserves(1)

	North America	North Sea	Southeast Asia	Algeria	Trinidad	Total
Crude Oil and Liquids (mmbbls)
Probable reserves at December 31, 2003	86.8	172.3	63.3	40.2	19.3	381.9
Discoveries, additions and extensions	14.3	33.5	(18.8)	6.2	—	35.2
Dispositions and acquisitions	(0.3)	22.1	1.0	—	—	22.8
Net revisions and transfers	(25.2)	(26.3)	13.5	(3.0)	(15.6)	(56.6)
Probable reserves at December 31, 2004	75.6	201.6	59.0	43.4	3.7	383.3
Natural Gas (bcf)
Probable reserves at December 31, 2003	1,359.6	134.6	1,320.2	—	131.9	2,946.3
Discoveries, additions and extensions	478.1	(4.0)	(780.8)	—		(306.7)
Dispositions and acquisitions	(17.2)	1.2	(67.5)	—		(83.5)
Net revisions and transfers	(497.5)	(54.5)	673.8	—	(54.3)	67.5
Probable reserves at December 31, 2004	1,323.0	77.3	1,145.7	—	77.6	2,623.6
BOE(2) (mmboe)
Probable reserves at December 31, 2003	313.4	194.7	283.4	40.2	41.3	873.0
Discoveries, additions and extensions	94.0	32.8	(148.9)	6.2	—	(15.9)
Dispositions and acquisitions	(3.2)	22.3	(10.3)	—	—	8.8
Net revisions and transfers	(108.1)	(35.3)	125.7	(3.0)	(24.7)	(45.4)
Probable reserves at December 31, 2004	296.1	214.5	249.9	43.4	16.6	820.5

(1)   Gross probable reserves, excluding sulphur and synthetic oil. See oil and gas advisory on page 24.

(2)   Six mcf of natural gas equals one boe.

Continuity of Gross Proved Reserves(1)

	North America(2)	North Sea	Southeast Asia	Algeria	Sudan	Trinidad	Total
Crude Oil and Liquids (mmbbls)
Total Proved
Proved reserves at December 31, 2001	212.3	274.5	59.3	35.2	156.3	—	737.6
Discoveries, additions and extensions	13.0	13.5	9.6	2.6	32.3	19.2	90.2
Purchase of reserves	1.4	7.5	—	—	—	—	8.9
Sale of reserves	(4.6)	(2.8)	—	—	—	—	(7.4)
Net revisions and transfers	(1.2)	3.5	—	(10.4)	(5.8)	—	(13.9)
2002 Production	(21.8)	(46.5)	(8.3)	—	(21.9)	—	(98.5)
Proved reserves at December 31, 2002	199.1	249.7	60.6	27.4	160.9	19.2	716.9
Discoveries, additions and extensions	16.0	8.2	25.2	3.9	—	—	53.3
Purchase of reserves	1.3	21.1	—	—	—	—	22.4
Sale of reserves	(5.3)	—	—	—	(156.1)	—	(161.4)
Net revisions and transfers	(0.1)	18.7	7.6	0.1	—	—	26.3
2003 Production	(20.8)	(41.3)	(9.0)	(2.4)	(4.8)	—	(78.3)
Proved reserves at December 31, 2003	190.2	256.4	84.4	29.0	—	19.2	579.2
Discoveries, additions and extensions	17.3	29.8	13.0	13.9	—	—	74.0
Purchase of reserves	0.2	34.1	1.3	—	—	—	35.6
Sale of reserves	(2.6)	(3.3)	—	—	—	—	(5.9)
Net revisions and transfers	(2.2)	24.6	3.4	(0.7)	—	(7.8)	17.3
2004 Production	(19.9)	(44.6)	(13.0)	(5.0)	—	—	(82.5)
Proved reserves at December 31, 2004	183.0	297.0	89.1	37.2	—	11.4	617.7
Proved Developed
December 31, 2001	203.0	215.7	20.4	—	120.4	—	559.5
December 31, 2002	190.0	212.6	19.7	4.8	143.4	—	570.5
December 31, 2003	186.4	213.0	29.5	25.5	—	—	454.4
December 31, 2004	171.0	254.0	39.9	27.9	—	11.0	503.8

Natural Gas (bcf)
Total Proved
Proved reserves at December 31, 2001	2,596.8	302.2	1,597.5	—	—	—	4,496.5
Discoveries, additions and extensions	374.2	15.4	19.7	—	—	223.5	632.8
Purchase of reserves	37.7	0.4	—	—	—	—	38.1
Sale of reserves	(34.9)	—	—	—	—	—	(34.9)
Net revisions and transfers	(80.3)	(11.3)	(54.4)	—	—	—	(146.0)
2002 Production	(300.1)	(44.6)	(34.5)	—	—	—	(379.2)
Proved reserves at December 31, 2002	2,593.4	262.1	1,528.3	—	—	223.5	4,607.3
Discoveries, additions and extensions	351.5	1.0	107.0	—	—	—	459.5
Purchase of reserves	107.1	14.4	—	—	—	—	121.5
Sale of reserves	(14.3)	—	—	—	—	—	(14.3)
Net revisions and transfers	(77.0)	17.5	(20.6)	—	—	—	(80.1)
2003 Production	(315.8)	(39.9)	(42.7)	—	—	—	(398.4)
Proved reserves at December 31, 2003	2,644.9	255.1	1,572.0	—	—	223.5	4,695.5
Discoveries, additions and extensions	478.5	8.0	765.3	—	—	—	1,251.8
Purchase of reserves	22.8	0.1	—	—	—	—	22.9
Sale of reserves	(72.7)	(0.5)	—	—	—	—	(73.2)
Net revisions and transfers	(113.2)	(33.2)	(58.7)	—	—	(7.0)	(212.1)
2004 Production	(324.9)	(41.6)	(95.2)	—	—	—	(461.7)
Proved reserves at December 31, 2004	2,635.4	187.9	2,183.4	—	—	216.5	5,223.2
Proved Developed
December 31, 2001	2,281.8	247.4	358.5	—	—	—	2,887.7
December 31, 2002	2,278.7	232.8	723.8	—	—	—	3,235.3
December 31, 2003	2,404.0	220.1	920.9	—	—	—	3,545.0
December 31, 2004	2,207.3	160.6	858.2	—	—	—	3,226.1

(1)   See oil and gas advisory on page 24.

(2)   North American gross proved reserves exclude synthetic crude oil reserves: 2002 – 43.2 mmbbls; 2003 – 42.3 mmbbls; 2004 – 41.2 mmbbls.

For Continuity of net proved reserves, see page 57.

Detailed Property Reviews

2004 Landholdings

	Developed		Undeveloped		Total
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net
Canada
Western Canada	2,924	1,544	5,274	3,522	8,198	5,066
Ontario	365	237	753	521	1,118	758
Other(1)	2	—	3,649	247	3,651	247
United States(2)	28	26	1,506	1,218	1,534	1,244
Total North America	3,319	1,807	11,182	5,508	14,501	7,315
North Sea	608	247	4,452	2,121	5,060	2,368
Southeast Asia
Indonesia	268	102	2,011	621	2,279	723
Malaysia and Vietnam	224	93	6,007	2,672	6,231	2,765
Papua New Guinea	—	—	858	325	858	325
Total Southeast Asia	492	195	8,876	3,618	9,368	3,813
Algeria	77	5	751	263	828	268
Trinidad and Tobago	24	6	300	130	324	136
Other(3)	—	—	5,441	2,676	5,441	2,676
Total International	1,201	453	19,820	8,808	21,021	9,261
Total Worldwide	4,520	2,260	31,002	14,316	35,522	16,576
Synthetic Oil	11	1	477	85	488	86

(1)   “Other” includes minor properties in Canada, but excludes Scotian Slope, synthetic oil in Alberta and coal leases in British Columbia.

(2)   Excludes Alaska.

(3)   Includes Alaska, Colombia, Peru, Qatar, Falkland Islands and Scotian Slope.

2004 Drilling

Year Ended		Exploration				Development				Total
December 31, 2004		Oil	Gas	Dry	Total	Oil	Gas	Dry	Total	Oil	Gas	Dry	Total
North America
Canada	Gross	16.0	123.0	15.0	154.0	121.0	301.0	23.0	445.0	137.0	424.0	38.0	599.0
	Net	13.4	64.0	11.5	88.9	66.9	183.0	18.6	268.5	80.3	247.0	30.1	357.4
United States(1)	Gross	—	20.0	1.0	21.0	—	—	—	—	—	20.0	1.0	21.0
	Net	—	15.9	1.0	16.9	—	—	—	—	—	15.9	1.0	16.9
North Sea(2)	Gross	3.0	—	6.0	9.0	17.0	—	1.0	18.0	20.0	—	7.0	27.0
	Net	1.9	—	4.3	6.2	6.0	—	0.8	6.8	7.9	—	5.1	13.0
Southeast Asia
Indonesia	Gross	—	—	2.0	2.0	9.0	—	—	9.0	9.0	—	2.0	11.0
	Net	—	—	0.7	0.7	3.8	—	—	3.8	3.8	—	0.7	4.5
Malaysia and	Gross	1.0	—	3.0	4.0	12.0	2.0	1.0	15.0	13.0	2.0	4.0	19.0
Vietnam	Net	0.4	—	1.6	2.0	5.0	0.8	0.4	6.2	5.4	0.8	2.0	8.2
Algeria	Gross	—	—	—	—	3.0	—	—	3.0	3.0	—	—	3.0
	Net	—	—	—	—	0.1	—	—	0.1	0.1	—	—	0.1
Trinidad and	Gross	1.0	1.0	—	2.0	11.0	—	1.0	12.0	12.0	1.0	1.0	14.0
Tobago	Net	0.3	0.3	—	0.6	2.8	—	0.3	3.1	3.1	0.3	0.3	3.7
Other(3)	Gross	—	—	4.0	4.0	—	—	—	—	—	—	4.0	4.0
	Net	—	—	1.6	1.6	—	—	—	—	—	—	1.6	1.6
Total	Gross	21.0	144.0	31.0	196.0	173.0	303.0	26.0	502.0	194.0	447.0	57.0	698.0
	Net	16.0	80.2	20.7	116.9	84.6	183.8	20.1	288.5	100.6	264.0	40.8	405.4

Water injection, source and disposal wells are not included.

(1)   Excludes Alaska.

(2)   “North Sea” includes United Kingdom, Norway and the Netherlands Continental Shelf.

(3)   “Other” includes Alaska, Colombia and Peru.

Five Year Drilling Results

	2004	2003	2002	2001	2000
North America
Total oil wells	137	204	146	258	282
Total gas wells	444	378	223	241	256
Drilling success (%)	94	93	87	90	88
International
Total oil wells	57	51	55	131	96
Total gas wells	3	18	7	7	7
Drilling success (%)	77	90	77	83	87

Property Review:

All production volumes are shown before royalties.

Prior year statistics have been revised as necessary, such that all reported numbers are stated within the definitions used for 2004.

North America

Property		Average WI (%)	2004	2003	2002
Greater Arch
Production:	Oil & Liquids (bbls/d)	54	7,387	9,174	10,179
	Natural Gas (mmcf/d)	74	158.5	183.2	191.3
	Total Production (boe/d)		33,803	39,710	42,060
Drilling:	Number of wells		94	77	85
Capital Expenditures:	(C$ million)		176.3	148.3	139.5
Alberta Foothills
Production:	Oil & Liquids (bbls/d)		227	169	167
	Natural Gas (mmcf/d)	73	151	129.8	121.1
	Total Production (boe/d)		25,400	21,800	20,354
Drilling:	Number of wells		31	32	22
Capital Expenditures:	(C$ million)		180.3	163	119.5
Chauvin
Production:	Oil & Liquids (bbls/d)	96	15,665	15,323	14,266
	Natural Gas (mmcf/d)	97	16	17.2	18.3
	Total Production (boe/d)		18,335	18,195	17,312
Drilling:	Number of wells		47	79	60
Capital Expenditures:	(C$ million)		31.7	53	48
Ontario
Production:	Oil & Liquids (bbls/d)	98	1,749	2,257	2,664
	Natural Gas (mmcf/d)	91	16.4	17.9	20.2
	Total Production (boe/d)		4,486	5,242	6,034
Drilling:	Number of wells		26	20	29
Capital Expenditures:	(C$ million)		16.7	20	40.8
Monkman-BC Foothills
Production:	Natural Gas (mmcf/d)	68	70.5	86.5	82.7
	Total Production (boe/d)		11,758	14,422	13,770
Drilling:	Number of wells		5	5	2
Capital Expenditures:	(C$ million)		97.1	51	44.3
Carlyle
Production:	Oil & Liquids (bbls/d)	85	6,956	7,280	7,757
	Natural Gas (mmcf/d)		1.2	1	1
	Total Production (boe/d)		7,162	7,450	7,924
Drilling:	Number of wells		14	15	13
Capital Expenditures:	(C$ million)		14.6	13.5	13
Edson Area (includes West Whitecourt, Bigstone/Wild River)
Production:	Oil & Liquids (bbls/d)	92	4,393	4,024	4,230
	Natural Gas (mmcf/d)	85	208.5	197.9	200.7
	Total Production (boe/d)		39,137	37,007	37,680
Drilling:	Number of wells		185	130	79
Capital Expenditures:	(C$ million)		416.7	278.4	193
Lac La Biche
Production:	Natural Gas (mmcf/d)	84	40.7	49.2	57.5
	Total Production (boe/d)		6,780	8,208	9,589
Drilling:	Number of wells		18	24	12
Capital Expenditures:	(C$ million)		7.6	11.6	6

Property		Average WI (%)	2004	2003	2002
Central Alberta (includes Acme)
Production:	Oil & Liquids (bbls/d)	86	1,663	2,112	2,609
	Natural Gas (mmcf/d)	73	16.7	17.4	19.5
	Total Production (boe/d)		4,443	5,011	5,865
Drilling:	Number of wells		11	8	6
Capital Expenditures:	(C$ million)		19.1	16	16.1
Southern Alberta Foothills
Production:	Oil & Liquids (bbls/d)	90	2,684	2,422	2,264
	Natural Gas (mmcf/d)	98	21.8	10.9	10.3
	Total Production (boe/d)		6,325	4,242	3,978
Drilling:	Number of wells		17	17	4
Capital Expenditures:	(C$ million)		76.4	66.7	21.4
Shaunavon
Production:	Oil & Liquids (bbls/d)	84	3,563	3,624	3,724
Drilling:	Number of wells		7	34	7
Capital Expenditures:	(C$ million)		5.3	17.5	4
Other
Production:	Oil & Liquids (bbls/d)		8,026	8,809	10,269
	Natural Gas (mmcf/d)		33.9	41.9	50.7
	Total Production (boe/d)		13,663	15,765.7	18,611.3
Drilling:	Number of wells		69	117	65
Capital Expenditures:	(C$ million)		156.1	120.7	112.6
Syncrude	Synthetic oil (bbls/d)	1.25	2,999	2,649	2,868
Deep Basin
Production:	Oil & Liquids (bbls/d)		2,080	1,735	1,679
	Natural Gas (mmcf/d)	88	60.8	50.9	44.3
	Total Production (boe/d)		12,208	10,212	9,059
Drilling:	Number of wells		75	60	40
Capital Expenditures:	(C$ million)		129.9	91	47.3
United States:
Appalachia
Production:	Natural Gas (mmcf/d)	98	89.1	59.9	2.4
	Total Production (boe/d)		14,846	9,984	408
Drilling:	Number of wells		21	6	—
Capital Expenditures:	(C$ million)		124.6	58.3	17
Total Production:	Oil & Liquids (bbls/d)		57,392	59,578	62,676
	Natural Gas (mmcf/d)		885.1	863.7	820
	(boe/d)		204,908	203,522	199,236
Total Capital Expenditures:	(C$ million)		1,452.4	1,109	822.5

Property Review:

North Sea

Property		Average WI (%)	2004	2003	2002
Mid-North Sea
Clyde/Orion/Halley		13-95
Production:	Oil & Liquids (bbls/d)		14,215	13,014	14,688
	Natural Gas (mmcf/d)		1.8	4.4	4.5
	Total Production (boe/d)		14,520	13,742	15,446
Drilling:	Number of wells		5	2	2
Capital Expenditures:	(C$ million)		72	132	94
Buchan/Hannay		86
Production:	Oil & Liquids (bbls/d)		8,814	8,526	8,062
	Natural Gas (mmcf/d)		0.4	0.4	0.7
	Total Production (boe/d)		8,873	8,598	8,178
Drilling:	Number of wells		2	2	4
Capital Expenditures:	(C$ million)		105	55	89
Ross/Blake		54-69
Production:	Oil & Liquids (bbls/d)		20,674	22,437	27,017
	Natural Gas (mmcf/d)		6.5	7	7.7
	Total Production (boe/d)		21,755	23,601	28,294
Drilling:	Number of wells		2	3	—
Capital Expenditures:	(C$ million)		12	125	4
Beatrice		100
Production:	Oil & Liquids (bbls/d)		4,270	5,603	7,406
Drilling:	Number of wells		—	—	1
Capital Expenditures:	(C$ million)		2	4	16
Flotta Catchment Area		13-100
Production:	Oil & Liquids (bbls/d)
	Piper Core Area		11,642	11,862	16,009
	MacCulloch		5,243	6,045	6,184
	Claymore Core Area		21,499	18,692	20,045
	THP Core Area		7,471	6,706	10,008
	Galley		6,425	—	—
	Natural Gas (mmcf/d)
	MacCulloch and Piper		0.8	0.7	1.4
	Total Production (boe/d)		52,416	43,422	52,479
Drilling:	Number of wells		5	6	8
Capital Expenditures:	(C$ million)		202	121	186
Norway (Gyda)		61
Production:	Oil & Liquids (bbls/d)		5,862	2,574	—
	Natural Gas (mmcf/d)		3	1	—
	Total Production (boe/d)		6,437	2,788	—
Drilling:	Number of wells		2	—	—
Capital Expenditures:	(C$ million)		42	12	—
Non-Operated
Brae		13-18
Production:	Oil & Liquids (bbls/d)		7,111	7,883	8,801
	Natural Gas (mmcf/d)		83	84	93
	Total Production (boe/d)		21,016	21,816	24,330
Drilling:	Number of wells		8	2	1
Capital Expenditures:	(C$ million)		—	15	4
Netherlands		2-20
Production:	Oil & Liquids (bbls/d)		65	132	199
	Natural Gas (mmcf/d)		16	10	12
	Total Production (boe/d)		2,728	1,764	2,269
Drilling:	Number of wells		3	2	2
Capital Expenditures:	(C$ million)		—	4	13

Property Review:

North Sea (continued)

Property		Average WI (%)	2004	2003	2002
Other		2-60
Production:	Oil & Liquids (bbls/d)		8,572	9,601	9,067
	Natural Gas (mmcf/d)		1.3	1.9	2.3
	Total Production		8,791	9,932	9,436
Drilling:	Number of wells		11	5	5
Capital Expenditures:	(C$ million)		61	28	25
Total Production:	Oil & Liquids (bbls/d)		121,861	113,075	127,486
	Natural Gas (mmcf/d)		113.7	109.1	122.2
	(boe/d)		140,806	131,258	147,847
Total Capital Expenditures:	(C$ million)		507	496	431

Southeast Asia

Property		Average WI (%)	2004	2003	2002
Corridor
Production:	Oil & Liquids (bbls/d)
	Corridor Technical Assistance Contract	40	2,464	3,368	4,329
	Corridor Production Sharing Contract	36	2,637	2,543	2,031
	Natural Gas (mmcf/d)
	Corridor Production Sharing Contract	36	133	105.3	89.4
	Total Production (boe/d)		27,271	23,453	21,254
Drilling:	Number of wells		5	1	1
Capital Expenditures:	(C$ million)		13	20	59
Tanjung Raya		100
Production:	Oil & Liquids (bbls/d)		4,975	6,338	6,617
Drilling:	Number of wells		—	—	2
Capital Expenditures:	(C$ million)		1	7	8
Ogan Komering		50
Production:	Oil & Liquids (bbls/d)		2,154	2,443	2,721
	Natural Gas (mmcf/d)		7.6	6.8	5
	Total Production (boe/d)		3,413	3,590	3,563
Drilling:	Number of wells		2	2	6
Capital Expenditures:	(C$ million)		1	4	3
Jambi		40
Production:	Oil & Liquids (bbls/d)		1,025	1,066	1,154
Drilling:	Number of wells		4	4	—
Capital Expenditures:	(C$ million)		1	2	1
Malaysia/Vietnam		41	9
Production:	Oil & Liquids (bbls/d)		22,389	8,672	5,617
	Natural Gas (mmcf/d)		119.4	5	—
	Total Production (boe/d)		42,291	9,502	5,617
Drilling:	Number of wells		19	28	6
Capital Expenditures:	(C$ million)		232	275	161
Other		25-48
Drilling:	Number of wells		—	2	2
Capital Expenditures:	(C$ million)		7	8	38
Total Production:	Oil & Liquids (bbls/d)		35,644	24,430	22,469
	Natural Gas (mmcf/d)		260	117.1	94.4
	(boe/d)		78,976	43,949	38,205
Total Capital Expenditures:	(C$ million)		255	316	269

Property Review:

Property		Average WI (%)	2004	2003	2002
Algeria
Production:	Oil & Liquids (bbls/d)	35	13,537	6,594	—
Drilling:	Number of wells		3	12	8
Capital Expenditures:	(C$ million)		8	34	107

Trinidad and Tobago
Production:	Oil & Liquids (bbls/d)	25
Drilling:	Number of wells		14	3	5
Capital Expenditures:	(C$ million)		191	130	78

Sudan
Production:	Oil & Liquids (bbls/d)		—	13,039	60,109
Drilling:	Number of wells		—	3	30
Capital Expenditures:	(C$ million)		—	2	98

Exploration Areas
Alaska
Drilling:	Number of wells	100	1	—	—
Capital Expenditures:	(C$ million)		63	25	—
Colombia		30-70
Drilling:	Number of wells		2	—	—
Capital Expenditures:	(C$ million)		17	21	22
Other
Drilling:	Number of wells		1	—	—
Capital Expenditures:	(C$ million)		45	72	21

Directors and Executive

Board of Directors

Douglas D. Baldwin(2),(3),(4),(6)

Calgary, Alberta, Canada

Chairman, Talisman Energy Inc.

James W. Buckee(2),(5)

Calgary, Alberta, Canada

President and Chief Executive Officer

Talisman Energy Inc.

Kevin S. Dunne(3),(5),(6)

Tortola, British Virgin Islands

Corporate Director

Al L. Flood, C. M.(1),(4)

Thornhill, Ontario, Canada

Corporate Director

Dale G. Parker(1),(5)

Vancouver, British Columbia, Canada

Public Administration and Financial

Institution Advisor

Lawrence G. Tapp(3),(4)

Langley, British Columbia, Canada

Chairman, ATS Automation

Tooling Systems Inc.

Stella M. Thompson(2),(4),(5)

Calgary, Alberta, Canada

Principal, Governance West Inc.

President, Stellar Energy Ltd.

Robert G. Welty(1),(3)

Calgary, Alberta, Canada

Chairman, Chief Executive

Officer and Director

Sterling Resources Ltd.

Charles W. Wilson(1),(2),(6)

Evergreen, Colorado, United States

Corporate Director

(1)  Member of Audit Committee

(2)  Member of Executive Committee

(3)  Member of Governance and Nominating Committee

(4)  Member of Management Succession and Compensation Committee

(5)  Member of Pension Funds Committee

(6)  Member of Reserves Committee

Executive

James W. Buckee

President and Chief Executive Officer

Ronald J. Eckhardt

Executive Vice-President,

North American Operations

T. Nigel D. Hares

Executive Vice-President,

Frontier and International Operations

Joseph E. Horler

Executive Vice-President, Marketing

Michael D. McDonald

Executive Vice-President, Finance

and Chief Financial Officer

Robert M. Redgate

Executive Vice-President,

Corporate Services

M. Jacqueline Sheppard

Executive Vice-President, Corporate

and Legal, and Corporate Secretary

John ‘t Hart

Executive Vice-President, Exploration

Corporate Information

Executive Office

Talisman Energy Inc.

3400,888 - 3rd Street S.W.

Calgary, Alberta, Canada T2P 5C5

Telephone:  (403) 237-1234

Facsimile:   (403) 237-1902

Website

www.talisman-energy.com

E-mail: tlm@talisman-energy.com

Selected Field Offices

Talisman Energy (UK) Limited

Talisman House

163 Holburn Street

Aberdeen AB10 6BZ

Scotland

Telephone:  44 (1224) 352-500

Facsimile:   44 (1224) 353-400

Talisman (Asia) Ltd.

Setiabudi Atrium Office, Suite 410

Jl. H.R. Rasuna Said Kav.62

Jakarta, 12920, Indonesia

Telephone:  62 (21) 521-0654

Facsimile:   62 (21) 521-0660

Talisman Malaysia Limited

Level 31

Menara Citibank

165 Jalan Ampang

50450 Kuala Lumpur, Malaysia

Telephone:  (603) 2162 6970

Facsimile:   (603) 2162 6972

Talisman Energy Norge A.S.

Bjergstedveien 1

N-4002

Stavanger, Norway 4002

Telephone:  47 5200 2000

Facsimile:   47 5200 1500

Goal Petroleum (Netherlands) B.V.

Atrium Bldg c/o Regus Centre

Strawinskylaan 3051

Amsterdam, The Netherlands 1077ZX

Telephone:  31 20301 2180

Facsimile:   31 20301 2317

Talisman (Trinidad) Petroleum Ltd.

4th Floor, Albion Plaza

22-24 Victoria Avenue

Port of Spain

Trinidad, West Indies

Telephone:  (868) 625-1515

Facsimile:   (868) 624-7999

Talisman Energy (Qatar) Inc.

Suite 2-1

Al Jaber Tower

Museum Street

Doha, Qatar

Telephone:  (974) 435-1815

Facsimile:   (974) 435-0980

Fortuna Energy Inc.

203 Colonial Drive

Suite 101

Horseheads, NY 14845

Telephone:  (607) 795-2700

Facsimile:   (607) 795-2701

Investor Relations Contacts

M.Jacqueline Sheppard

Executive Vice-President,

Corporate and Legal,

and Corporate Secretary

(403) 237-1183

David W. Mann

Senior Manager, Corporate and

Investor Communications

(403) 237-1196

Christopher LeGallais

Manager, Investor Relations

(403) 237-1957

Investor Information

Common Shares

Transfer agent:	Computershare Trust Company of Canada
Calgary, Toronto, Montreal, Vancouver
Co-transfer agent:	Computershare Trust Company Inc.
Authorized:	Unlimited number of common shares and unlimited number of first and second preferred shares
Issued:	375,185,290 common shares at December 31, 2004

Stock Exchange Listings

Common Shares

Symbol:	TLM
Canada:	Toronto Stock Exchange
United States:	New York Stock Exchange

Public Debt

Trustee: Computershare Trust Company of Canada

7.125% (US$) unsecured debentures

7.25% (US$) unsecured debentures

8.06% unsecured medium term notes

5.80% unsecured medium term notes

Trustee: JP Morgan Chase, London Branch

6.625% (£) unsecured notes

Talisman’s public long-term debt is currently rated as:

Dominion Bond Rating Service - BBB (high);

Moody’s - Baa1;

S&P - BBB+

Private Debt

6.96% (US$) unsecured notes

6.89% (US$) unsecured notes, Series B

6.68% (US$) unsecured notes

Dividends

In 2004, the Company paid semi-annual dividends in June and December each in the amount of $0.15 per common share (on a post share split basis).Talisman’s dividend policy is reviewed semi-annually by the Board of Directors.

Annual Meeting

The annual meeting of shareholders of Talisman Energy Inc. will be held at 10:30 a.m. on Tuesday, May 3, 2005 in the Exhibition Hall, North Building of the Telus Convention Center, 136 Eighth Avenue S.E., Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, sing one of the three available methods: (i) by telephone, (ii) by internet, or (iii) by signing and returning the form of proxy or voting instruction form mailed with the management proxy circular.

Market Information

		2004			2003			2002
Common Shares(1)		TSX		NYSE	TSX		NYSE	TSX		NYSE
		(C$)		(US$)	(C$)		(US$)	(C$)		(US$)
Share Price	High	35.10		28.66	24.60		18.99	23.36		15.23
(dollars)	Low	23.68		17.64	18.37		11.77	17.10		10.70
	Close	32.35		26.96	24.51		18.87	18.95		12.06
Shares Traded	First quarter	86.2		23.4	114.9		30.3	79.2		23.7
(millions)	Second quarter	81.9		27.4	78.6		24.9	84.0		25.8
	Third quarter	81.3		19.2	71.4		23.7	89.1		32.4
	Fourth quarter	99.9		20.7	79.8		25.8	153.9		46.2
	Year	349.3		90.7	344.7		104.7	406.2		128.1
Year end shares outstanding (millions)			375			384			393
Weighted average shares outstanding (millions)			383			386			402
Year end stock options outstanding (millions)			20.8			23.6			22.2

(1)          Talisman divided its common shares on a 3:1 basis in May 2004.  All of the historical share numbers have been restated for comparability

Advisory

Non-GAAP financial measures

Included in this Annual Report Financial Review are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, appears as a separate caption on the Company’s cash flow statement and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Debt to cash flow is a non-GAAP measure. Our reported results of cash flow and cash flow per share may not be comparable to similarly titled measures by other companies.

Abbreviations and Definitions

API	American Petroleum Institute
bbls	Barrels
bbls/d	barrels per day
Bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollars
FPSO	Floating Production, Storage and Offloading Vessel
LNG	Liquid Natural Gas
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
Moody’s	Moody’s Investor Service
NYMEX	New York Mercantile Exchange
OECD	Organization of Economic Cooperation and Development
OPEC	Organization of Petroleum Exporting Countries
PSC	Production Sharing Contract
S&P	Standard & Poor’s Ratings Group
Tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate
£	Pounds sterling

Natural gas is converted to oil equivalent at the ratio of six mcf to one boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman’s interest in production volumes (through working interests, royalty interests and net profits interests) before the deduction of royalties. Net production means Talisman’s interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means sum of the fractional working interest owned in gross wells expressed as whole numbers and fractions thereof.

Conversion & Equivalency Factors

Imperial		Metric
1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres

Designed & Produced by Rivard Communications Inc., Printed in Canada by Quebecor World Calgary.

Talisman has published a separate Annual Report
Summary, Corporate Responsibility Report and
Corporate Responsibility Summary. These reports
are available by contacting the Company and
can also be viewed on its website.

Talisman Energy Inc.

3400, 888 - 3rd Street S.W. Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234 Facsimile: (403) 237-1902

tlm@talisman-energy.com

www.talisman-energy.com